

02029846

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: April, 2002 Commission File Number: 1-9059

BARRICK GOLD CORPORATION
(Name of Registrant)

Royal Bank Plaza
South Tower, Suite 2700
P.O. Box 119
Toronto, Ontario
Canada M5H 2J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCORPORATION BY REFERENCE

The Registrant's consolidated balance sheets as at December 31, 2001 and 2000 and consolidated statements of income, cash flow and changes in shareholders' equity for each of the three years in the period ended December 31, 2001 and the notes thereto set forth in pages 57- 87 of the Registrant's Annual Report filed as Exhibit 1 of Form 6-K (Commission File No. 1-9059) filed with the Commission April 3, 2002, the Registrant's management's discussion and analysis of financial results set forth in pages 25 – 56 of the Registrant's Annual Report filed as Exhibit 1 of Form 6-K (Commission File No. 1-9059) filed with the Commission April 3, 2002 and the Registrant's Management Information Circular and Proxy Statement, other than the sections entitled "Report on Executive Compensation" and "Performance Graph", dated March 21, 2002 filed as Exhibit 2 of Form 6-K (Commission File No. 1-9059) filed with the Commission April 3, 2002 are incorporated by reference into the Registrant's registration statements on Form F-10 (Nos. 33-73418 and 333-2206), Form F-9/F-3 (Nos. 333-6756 and 333-6756-1) and Form F-3 (Nos. 333-14148 and 333-14216).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION

Date: April 4, 2002

By: ______________________
Name: Sybil E. Veenman
Title: Associate General Counsel and Secretary

EXHIBIT

EXHIBIT 1

TRDOCS01/58946.1

BARRICK

BARRICK

1983

North America

1994

South America

BUILT TO LAST

While entrepreneurial verve has provided the spirit, financial discipline has provided the foundation beneath Barrick's rapid growth... in the form of an A-rated balance sheet, and the $2 billion in added revenues generated by the forward sales program. These lasting strengths have driven Barrick's expansion from its beginnings in North America... to its South American holdings in Peru, Chile and Argentina... to Bulyanhulu, its first mine in Africa... and to Australia: together, a global platform for profitable growth.


1999
Africa
2001
Australia

Profile

Barrick Gold Corporation is a leading international gold company with among the largest market capitalizations in the industry. The Company has operating mines and development projects in the United States, Peru, Tanzania, Chile, Argentina, Australia and Canada.

Barrick produced 6.1 million ounces of gold in 2001 at a total cash cost of $162 per ounce. With the industry's only A-rated balance sheet, a portfolio of long-life, low-cost properties on four continents and proven and probable gold reserves of 82.3 million ounces, as well as significant exploration programs currently underway, the Company is well positioned for growth.

Barrick's shares trade under the ticker symbol ABX on the Toronto, New York, London and Swiss stock exchanges, as well as the Paris Bourse.

CONTENTS

All dollar amounts given in United States dollars unless otherwise indicated.

Highlights

Significant Events

First Quarter

- Joint Operating Agreement with Newmont ended, allowing greater flexibility within the Betze-Post Pit - increasing the mining rate and lowering unit mining costs.
- Homestake acquired the advanced-stage Cowal project in Australia.

Second Quarter

- Production began at Bulyanhulu, Barrick's newest mine on an entirely new continent - Africa.
- Announced the largest transaction in Company history - Homestake merger.

Third Quarter

- Set integration plans in motion (three review teams: financial and administration; operations; and Pascua-Lama/Veladero development)
- Operations review team visited all eight major operating properties on four continents.
- Homestake/Barrick joint venture announced updated capital and operating cost parameters for the Veladero project.

Fourth Quarter

- Completed Rodeo, part of the Meikle underground mine at Goldstrike.
- Completed Homestake merger.
- Announced new management structure.
- Adopted US GAAP for communicating financial results to investment community.



Gold Production
(millions of ounces)
1.3
1.6
2.3
3.1
3.1
3.0
3.2
3.7
3.7
3.7
6.1
92
93
94
95
96
97
98
99
00
01
Barrick
Homestake



Mineral Reserves - Gold
(millions of ounces)
25.7
28.4
37.6
36.5
51.1
50.3
51.5
59.3
58.5
57.8
24.5
82.3
92
93
94
95
96
97
98
99
00
01
Barrick
Homestake

Highlights

(US GAAP basis)	1999	2000	2001	change 2000-2001
Financial Highlights (in millions of dollars except per share data)				
Gold sales	$ 2,057	$ 1,936	$ 1,989	+3%
Net income (loss) for the year	244	(1,189)	96	
Operating cash flow	820	940	721	-23%
Cash and short-term investments	766	822	733	-11%
Shareholders' equity	4,514	3,190	3,192	
Net income (loss) per share (diluted)	0.45	(2.22)	0.18	
Operating cash flow per share	1.55	1.76	1.35	-23%
Dividends per share	0.20	0.22	0.22	
Operating Highlights				
Gold production *(thousands of ounces)*	5,801	5,950	6,124	+3%
Total cash costs per ounce	$ 152	$ 155	$ 162	+5%
Total production costs per ounce	$ 247	$ 240	$ 247	+3%
Reserves: proven and probable (thousands of ounces)	78,049	79,300	82,272	+4%

Built to Last

Peter Munk, Chairman



OUR GOAL IS NOT TO BE THE LARGEST GOLD PRODUCER, BUT TO BE THE MOST PROFITABLE GOLD PRODUCER - ONE CAPABLE OF COMPETING WITH THE BEST COMPANIES IN THE WORLD

ome companies enjoy success - briefly - because they happen to be in the right place at the right time. Real, long-term success is another matter. For that to happen, a company needs a clear, consistent and well-articulated mission. At Barrick, we have never wavered from our original mission. Since founding the Company in 1983, we've been committed to operating Barrick as a business first and as a mining company second. Our corporate strategy - our vision - does not alter with every fleeting trend in the gold market; instead, our top priorities have always been financial performance and discipline, with a commitment to corporate responsibility. The result: despite our brief history, Barrick has the strongest balance sheet in the industry, with a large, low-cost, diverse asset base, and, most importantly, more growth opportunities available than any of our peers.

In 2001, with gold at its lowest average price since 1978, the strength of our operating philosophy was put to the test. I'm happy to report we emerged from 2001 stronger than ever. Barrick used its financial strength to take advantage of weak industry conditions to increase our reach from two continents to four, becoming a truly global company in the process. We opened our first mine in Africa and, through the purchase of the 125-year-old Homestake Mining Company, took over four mines in Australia. Buying Homestake - one of the world's larger and lower-cost gold producers - not only allowed us to expand into a new continent, but also increased Barrick's gold reserve base by 36 percent and unified our neighboring development properties in Latin America.


North America
Barrick entered gold business
Acquired Camflo - and with it, an operating team led by Bob Smith
Acquired the Mercur Mine in Utah, the Company's largest producer at the time
Acquired the small heap leach Goldstrike Property, and began drilling its deep potential
Announced the $365 million Betze Development Plan
Exploration crew discovered the Meikle deposit, on the Goldstrike Property
1983
1984
1985
1986
1987
1988
1989



Our many longtime shareholders will recall that when Barrick started with a single mine at Goldstrike, Nevada, our goal was to be the North American alternative to South African gold companies. As times changed and the Company grew, we expanded strategically, first to South America and now to Africa and Australia. Despite this change in our geographic focus, the hallmark of Barrick's success - our keen entrepreneurial approach - has remained unchanged, even as we've become one of the largest and most profitable gold companies in the world. We continue to size up valuable opportunities and seize them quickly.

We have steadfastly refused to gamble the Company's financial health on the price of a volatile commodity. The results of this fiscal responsibility are clear: year in and year out, our forward sales program has ensured a strong, predictable cash flow, contributed more than $2 billion in additional revenues over 14 years, and helped Barrick achieve the only "A" credit rating in the gold mining industry.

What do I see looking out through 2002? More consolidation, for one thing. I welcome this trend: consolidation not only forces the industry to adopt greater financial discipline, it offers tremendous opportunities to companies that have the wherewithal to grab them. Ultimately, I believe there will be only a few companies left in the business. My goal is to make sure that Barrick is one of them.

Barrick is getting bigger, certainly, but our goal is not to produce more ounces of gold than anyone else - that yardstick is outdated and one-dimensional. Instead, we believe that success today is about managing the risks inherent in mining a commodity with unpredictable price swings - and in so doing, maximizing profitability and returns on capital.

It is not an accident that Barrick stands out in so many ways from its peers. After all, Barrick is the only global gold producer today whose founders are still actively in place. That helps explain why this Company adheres to the very principles that made it, and continues to be driven by entrepreneurial verve, a strong sense of spirit, and a commitment to generating sustained value for shareholders. As always, our quest to create exceptional returns remains unabated. We're proud to be unlike any other company in our industry.

Thank you all for your continued support.

PETER MUNK
Chairman
March 8, 2002


Entered into the Joint Operating Agreement with Newmont to develop the high-grade Post ore body, expanding the Betze-Post Mine
Completed the Betze-Post Mine - produced 1.4 million ounces
South America
Acquired Lac Minerals Ltd. and a large land package in South America
Acquired Arequipa Resources and the Pierina exploration project. Completed the second mine on the Goldstrike Property - the high-grade Meikle Mine
1990
1991
1992
1993
1994
1995
1996

Fellow shareholders,

001 was a year of strong initiatives for our Company, as Barrick transformed itself from a leading mining company in North and South America into a truly global producer, with eight major low-cost mining operations on four continents. We expanded our geographic reach into Africa with the opening of our newest mine - Bulyanhulu - in April, and into Australia through the merger with Homestake. As a result, we now have more options and opportunities for achieving profitable growth and strong returns for our shareholders than ever before in our brief 18-year history.

In this letter, I'd like to welcome former Homestake shareholders to Barrick, and introduce all of our shareholders, old and new, to today's Barrick - which I believe is stronger and better-positioned than we were 12 months ago to grow earnings, cash flow and return on equity, regardless of the gold price. My confidence is based on our tried and true strengths - our quality asset base, balance sheet and Premium Gold Sales Program - and on the opportunities I see ahead.

Randall Oliphant, President & Chief Executive Officer



...OUR ENTREPRENEURIAL SPIRIT AND FINANCIAL STRENGTH HAVE CREATED WHAT I BELIEVE IS THE STRONGEST ASSET BASE IN THE INDUSTRY, WITH MORE OPPORTUNITIES THAN EVER BEFORE.

In the next few pages, I want to discuss with you our current assets, the opportunities we see in today's environment, and the value we're going to create as we bring those assets and opportunities together.

With the addition of Homestake, we start 2002 as the gold industry's leader in both quality and scale, with a $10 billion market capitalization, over $700 million in cash and short-term investments, virtually no net debt and the lowest political risk profile of any major producer. We're also looking at our lowest capital expenditures in 14 years, on track to generate the highest free cash flows in Company history.

On the operational side, we're building on a low-cost, long-life reserve base. In fact, we've increased our reserves to a record 82 million ounces, after 6 million ounces of low-cost production in 2001. While this production profile makes us one of the world's largest gold producers, our focus is not on producing the most ounces, but rather the most profitable ounces. Our yardstick for success is strong, consistent financial returns.

1997

1998

Completed the Pierina mine in 31 months from date of discovery - entered production in November

Africa

Acquired Sutton Resources, including the Bulyanhulu Property and the Kabanga nickel project, expanding Barrick's presence to a third continent - Africa

1999



In 2001, despite an average gold price at its lowest level since the late 1970s, our earnings before merger and related charges were $245 million, and $96 million after the charges. Our operating cash flows totaled a healthy $721 million. While, at 8 percent, our return on equity equaled our cost of capital, we should do better, and we're working now to do just that.

For 2002, we are projecting about 5.7 million ounces of gold production at a total cash cost of $167 per ounce, marginally lower production than 2001 at comparable costs, as we continue closing down six of our older, higher-cost mines. But if you "freeze frame" 2002 and look at those numbers in isolation, you won't see the true value of Barrick going forward.

In strategic terms, 2001 was what I call a "positioning" year. 2002 is the year we begin the task of taking our promising new projects forward, in South America, Australia and Africa, and capitalizing on the larger, stronger Barrick during this period of consolidation and rationalization.

As we proceed, our focus is on three key financial objectives:

- Increasing earnings and cash flow;
- Improving return on equity; and
- Maintaining a strong balance sheet.

Of course, these objectives are grounded in the disciplined management approach that guides us. This is exemplified by our focus on acquiring, exploring, developing and operating the lowest-cost mines; maintaining and enhancing the income-generating power of our

Completed the state-of-the-art roaster facility at the Goldstrike Property to increase processing flexibility

Acquired Pangea Goldfields, which fit the Company's district development program in Tanzania

2000

Australia

Completed the Homestake merger and extended Barrick's reach to a fourth continent - Australia

Completed construction of Rodeo at Goldstrike and Bulyanhulu in Tanzania

2001

“The Homestake merger is what I call an ‘enabler transaction’: one that doesn’t just add attractive assets, but also strengthens our options to carry out other accretive transactions.”

Premium Gold Sales Program; and the prudent use of debt. All of which combine to create the strongest balance sheet in the gold industry.

DISCIPLINED MANAGEMENT

Our Premium Gold Sales Program has generated about $1.7 billion in additional revenues since 1996, which we used to strengthen our balance sheet and expand our asset base. We deployed $500 million to acquire two companies for cash, a further $1.2 billion to build Meikle, Pierina, Rodeo, Bulyanhulu and our Goldstrike roaster, and paid nearly a half billion dollars in dividends. All this during a period when gold prices declined from the $400-per-ounce range to an average of $271 last year. It's fair to say that this Program truly differentiates Barrick from other companies.

The Premium Gold Sales Program is our unique hedging activity that increases revenue from our main asset – our gold reserves. This Program has allowed us to maximize returns, with a 14-year track record of generating a premium to the spot gold price, as well as contributing to our "A" credit rating. While maximizing returns, it also minimizes downside exposure to volatile gold prices. We believe that in today's sophisticated markets, management of global public companies must have a business strategy that takes advantage of every opportunity to improve returns and reduce risk, rather than simply being a play on the price of gold.

A key component of this strategy, has always been to maintain flexibility. This enables us to fine tune our Program to fit prevailing market conditions. In light of the Homestake merger, the current gold price and interest rate environment, we announced an adjustment to our delivery schedule to reflect prevailing market conditions. The size of the Program remains unchanged at about 18 million ounces, or 22 percent of reserves, thus maintaining its income-generating capacity. But our delivery schedules have been lengthened, thereby extending the benefits of accruing higher income and price protection over a longer period of time.

This year, Barrick will sell 50 percent of production at the spot price, with the balance being sold at $365 an ounce. As always, this will provide a minimum floor price, one that ensures strong earnings and provides us with cash flow sufficient to cover cash requirements for the year, including capital expenditures and dividends. It's an approach that gives us security and predictability, while ensuring that if gold prices strengthen, the benefits should go straight to our bottom line.



A vision rooted in North America

arrick's North American operations establish the Company as the continent's largest gold producer, contributing over 3.3 million ounces of gold – 55 percent of the Company's overall 2001 production – at $179 per ounce. 2001 saw record results at Round Mountain, Eskay Creek's second-best year ever, and another solid year at our flagship Goldstrike Property, which produced over 2 million ounces.

North American Contribution to Production – 2001

55%

Opportunities to create value within the Company's North American portfolio include continued exploration around existing mines, consolidation of joint ventures and property acquisitions.

North American Contribution to Reserves – 2001


34%

"In 2001...Barrick transformed itself from a leading mining company in North and South America into a truly global producer, with eight major low-cost mining operations on four continents."



ASSETS AND OPPORTUNITIES

The combination of our entrepreneurial spirit and financial strength has created what I believe is the strongest asset base in the industry, with more opportunities than ever before. Elsewhere in these pages, you'll see snapshots of our key properties in the Americas, Africa and Australia – a mix of quality assets that gives Barrick a strong base to build on in 2002 and beyond.

In addition to these proven performers in our current portfolio, we've got some significant opportunities for organic growth on the horizon. They include:

- Pascua-Lama/Veladero – with its 25 million-ounce gold reserve, the world's largest undeveloped gold property. With the Homestake merger, Veladero – previously a joint venture – is now 100 percent Barrick's, and the proximity of the Property to Pascua-Lama allows us to take a unified approach to developing this district. In 2002, we're putting a plan in place for a Phase One heap leach operation, followed by full-scale development of Pascua-Lama as gold and silver prices improve or our economies of scale lower costs and improve economic returns. We see this district as being capable of producing 1.5 million ounces annually at about $125 an ounce.
- In Canada, at Eskay Creek, we see substantial opportunities to expand both production and reserves. In the U.S., exploration at the Meikle Mine, at Banshee and at the Ren Property promises to breathe new life into the underground – offering the prospect of low-cost production close to existing infrastructure.
- Moving from the Americas to Africa, at Bulyanhulu, our District Development Program will build on a base of increased production, as well as on excellent results at several exploration projects in the region. In fact, Kabanga, our exciting large nickel deposit – acquired with Bulyanhulu in the Sutton acquisition – is fast becoming a significant asset in its own right, offering us a variety of options to realize its value.
- In Australia, continued exploration makes us increasingly optimistic about Cowal and its nearly 3 million ounces of reserves.

We also think 2002 could be the year that our commitment to early-stage exploration within our District Development Program pays off in a big way. Taken together, we have a variety of organic growth opportunities at various stages

Meeting the challenges in South America

arrick's premier South American operation, the Pierina Mine in Peru, was the Company's second-largest cash flow generator – producing over 900,000 ounces of gold at cash costs of $40 per ounce in 2001 and in the process setting property records. A development plan is underway for our Veladero project, part of the Pascua-Lama/Veladero district, newly unified with the Homestake merger into a single, 25 million-ounce district straddling the Chile/Argentina border. It ranks as one of the largest undeveloped gold districts in the world. The development of Veladero and Pascua-Lama, as well as advanced-stage exploration projects in Peru, have the potential to provide Barrick with the ability to create substantial value through its South American properties.


South American Contribution
to Production – 2001


South American Contribution
to Reserves – 2001

"...in today's time of change, controlling costs is the only constant."

of development. They offer the potential for significant growth in earnings and cash flow and improved return on equity, as these projects have lower cash and total production costs than our current asset base.

THE VALUE OF HOMESTAKE

The organic growth opportunities I've outlined are just one way we're building value at Barrick. For another, consider the Homestake merger.

To begin with, Homestake was a strong fit in terms of corporate culture. As a company that was both value- and values-driven, Homestake shared Barrick's commitment to corporate responsibility. Our common emphasis on worker safety, environmental responsibility and community building is a calling card wherever we operate in the world.

And that cultural fit was matched by the compatibility of our assets and operations. When we looked at Homestake, we saw an opportunity to increase production by 50 percent at the same low costs by issuing 35 percent more stock, which we believe will lead to growth in earnings and cash flow per share and improve our return on equity.

Consider that the merger brought together Barrick's three world-class assets - Goldstrike, Pierina and Bulyanhulu - with five new Homestake properties.

In North America, they include: Eskay Creek, a truly premier property in British Columbia, with high-grade reserves averaging over an ounce of gold and 55 ounces of silver per ton. Homestake also brought Barrick the Hemlo and Round Mountain joint ventures in Ontario and Nevada, respectively. Both are good, solid low-cost producers.

In Australia, Homestake's holdings comprised a group of quality, low-cost mines capable of generating about a million ounces of gold at $186 per ounce: half of the Kalgoorlie Super Pit, Australia's largest gold mine, and three mines that make up the Yilgarn Properties.

On the administration front, we have more than achieved our original estimate of administration and financial synergies, with $60 million in after-tax savings built into the 2002 plan. We foresee achieving this amount and more on a sustainable basis going forward - and beyond that, we see additional benefits on the operational side.

Case in point: with the Homestake merger, Barrick acquired 20 million ounces of future production. Our goal is to create, on a per ounce basis, about $100 of additional profit from this asset base. Here's how we plan to do it:

- Of that $100 per ounce profit, one-third will come from finance and administration cost savings. That's our $60 million in synergies spread across a little less than 2 million ounces of production, or about $33 per ounce.



Record speed in Africa


African Contribution
to Production – 2001
4%

African Contribution
to Reserves – 2001
15%

n Africa, Barrick's newest mine is Bulyanhulu in Tanzania, where gold reserves have increased from 3.6 million to 12 million ounces in less than three years. Between April and year's end, Bulyanhulu produced more than 240,000 ounces of gold at $197 per ounce. In addition, Barrick is pursuing the largest early-stage exploration program in Company history in Tanzania. Beyond Bulyanhulu, Barrick holds the largest land position in the Lake Victoria goldfields, one of the top areas of the world for major new discoveries. With reserves expanding at Bulyanhulu, a development plan underway at the Tulawaka property, and ongoing exploration in the region, the Company has many opportunities to create value through its Tanzanian asset base.

"Barrick's edge is an asset you won't find in a line-item on our balance sheet: the passion we bring to the work we do."

- Another one-third of that $100 we expect to achieve from the revenue side, through a premium of about $30 to $35 per ounce over spot gold prices - well below our historical average of $68 per ounce.
- We plan to get the remaining third from operational synergies. We see opportunities to expand production, reduce costs, consolidate joint ventures, leverage our existing infrastructure and achieve capital and operating cost savings - particularly at the unified Pascua-Lama/Veladero district - to create additional profits, on the order of about $30 per ounce over the life of the properties.

THE "ENABLER EFFECT"

The Homestake merger is what I call an "enabler transaction": one that doesn't just add attractive assets, but also strengthens our options to carry out other accretive transactions.

We're exploring the potential to:

- Consolidate some of the three joint ventures in which Homestake was engaged, with a view to gaining the value-creation benefits of having one owner/operator.
- Pursue individual property transactions we call "add-ons", such as acquiring deposits or mines close to our existing assets. These are financially accretive transactions made possible by the properties' proximity to our existing strong management teams and infrastructure.
- Execute asset swaps. As our Chairman Peter Munk notes in his letter, consolidation is a positive for this industry. Asset swaps are one way to put assets back in the natural owner's hands, creating real value for all companies.
- Enter into larger corporate transactions - ones that are more easily digested by a larger company like Barrick, given the liquidity of our shares and the strength of our balance sheet.

CONTROLLING COSTS

Now, in addition to the opportunities I've outlined, I want to underscore a focus common to all our properties. And that's our conviction that when you can't control where price is going, you must concentrate on what you can control. And in today's time of change, controlling costs is the only constant.

Controlling costs creates value. At Goldstrike, for instance, where we've reached reserve grade in the normal course of mining, the grade being processed today is half what it was five years ago. Yet costs are only up $8 per ounce, from $184 to $192 over those five years, excluding power cost increases, which no company can control. In fact, across all our operations, we've been able to cut unit costs by 25 percent over the

Making the leap to Australia

n Australia, our operations produced over 900,000 ounces at a cash cost of $186 per ounce in 2001. As well as adding Homestake's Australian assets at Kalgoorlie and the Yilgarn district, the merger gives the Company a significant portfolio of exploration projects, the most advanced of which is the nearly 3 million-ounce Cowal project, where work on an updated development plan is now underway. The Company's focus in 2002 will be on creating value through increased production and reserves at key Australian assets, and pursuing early-stage exploration programs.

Australian Contribution to Production – 2001



15%

Australian Contribution to Reserves – 2001



14%

"...our focus is not on producing the most ounces, but rather the most profitable ounces. Our yardstick for success is strong, consistent financial returns."



past five years. That's a tribute to our Chief Operating Officer, John Carrington, and his team of what I'd argue are the most talented mine managers in this industry.

Another example: during the Homestake integration, we tasked an Operations Review Team to visit all eight of our major properties, with an eye toward increasing production and lowering costs. The opportunities they uncovered are significant, and we'll be working with our management teams at each mine throughout 2002 to build those benefits into our plans. We've also streamlined our operating structure, added significant bench strength, and established some key new positions in the Company. In each case, I'm confident the steps we've taken will greatly enhance our ability to take our unit costs even lower.

BUILT TO GROW

In these few pages, whether it's the strong and predictable revenue generated through our Premium Gold Sales Program, the promise of our property portfolio, or the enabler effect provided by the Homestake merger, I've mentioned many of the attributes Barrick brings to bear on the opportunities around us. I want to close by citing an attribute you won't find in a line-item on our balance sheet:

I'm talking about the level of conviction and commitment at Barrick, the passion we bring to the work we do. That's our edge - the real reason Barrick is built to last.

And yet the thing that really inspires me isn't just that we're built to last, but that Barrick's built to grow - ready to turn our assets and opportunities into value for our shareholders.

Looking out through 2002 and beyond, we not only have opportunities for internal growth, given our strong balance sheet, steady cash flows and diversified asset base, but we're also well positioned to participate in the continuing industry consolidation - whether through joint ventures, or property or company acquisitions. In short, we've got a strategy in place that gives us considerable strength in a changing market, plus the flexibility we need to turn opportunity to advantage.

RANDALL OLIPHANT
President and
Chief Executive Officer
March 8, 2002

2001 Objectives (pre-merger)	Results
1 Smooth start-up of Bulyanhulu and Rodeo, which will contribute to an estimated 3.8 million ounces of total production.	• Combined Barrick/Homestake produced 6.1 million ounces, of which Barrick's operations produced 3.74 million – marginally lower than plan, due primarily to lower production from El Indio.
2 Maintain low costs of $156 per ounce.	• Combined Barrick/Homestake total cash costs were $162 per ounce, with Barrick's operations totaling $159 per ounce – higher than plan due to an unbudgeted power increase in Nevada, and higher costs at El Indio, which closed in February 2002.
3 Achieve earnings of $0.70 to $0.75 cents per share.	• The parameters for comparing earnings performance against targets changed with the Homestake merger and the subsequent conversion to US GAAP for financial reporting purposes. • Barrick's reported earnings of $0.46 per share (before merger-related charges) reflect the merger and the conversion to US GAAP. • Barrick's pre-merger earnings were lower than plan ($0.65 per share under Canadian GAAP) primarily due to higher power and amortization costs at Goldstrike. • 2001 earnings don't reflect expected merger-driven financial synergies of $60 million after tax and operating improvements.
4 Continue work on phased expansion of Bulyanhulu and expansion of reserves and resources.	• Expansion into the East Zone began in the second quarter of 2001, while optimization plans for the current reserves are scheduled for completion in the first half of 2002. Reserves expanded 20% to 12 million ounces after producing 242,000 ounces in the Mine's first year.
5 Pursue disciplined acquisitions.	• Merged with Homestake Mining Company – announced in June and completed in December. • Homestake brings a low-cost reserve base and strong balance sheet, similar to Barrick. • Announced anticipated financial synergies of $60 million annually. • Opportunities to increase production and lower costs were identified at most operations, which the operating group will work to realize in 2002-2003.

2002 Objectives

1. Produce 5.7 million ounces of gold at costs of less than $170 per ounce.
2. Implement opportunities at each of the Company's mines to maximize operating contributions.
3. Advance development plans at the following properties:
   - Veladero (Argentina)
   - Cowal (Australia)
   - Bulyanhulu (Tanzania)
   - Tulawaka (Tanzania)
4. Increase reserves at development projects, as well as bring advanced-stage exploration projects to reserve status.
5. Pursue disciplined acquisitions and add-on transactions, building off of the larger, global presence of the new Barrick.

Corporate Responsibility

"Barrick's reputation rests on responsibility. Good corporate citizenship is a calling card that precedes us wherever opportunities might arise in the world." – Peter Munk



Millwright Chico Bob was the first graduate of an apprenticeship program at the Eskay Creek Mine.



Community contributions include support for youth sports teams, like the Western Australian team who won the title at the national aboriginal student games last year.

THE BARRICK WAY

orporate responsibility begins at home and belongs wherever we operate. For Barrick, this is not an afterthought; it's a guiding principle – *a single standard of excellence* we apply at each of our operations around the world.

COMMUNITY BUILDING

Our experience has shown that community building is most effective when it is tailored to meet local needs and priorities as defined by the communities themselves. It takes both financial and human involvement to make a real difference. That's why our policy is to donate 1 percent of annual pre-tax income to community causes, like the donation by Australian operations that sent a Western Australian team *of aboriginal students to attend the* national aboriginal student games last year – where they won the team title; or the support that our operations extend to health care and youth programs, sports teams and universities. We not only strengthen *communities, we become part of* their fabric. You can see this in the Round Mountain employees and their families in Nevada who run the local fire and ambulance services on a volunteer basis. You can see this in the Plutonic Mine donation that helps keep the Royal Flying Doctor Service serving remote communities in the Australian outback. You can see it at the Eskay Creek Mine in British Columbia, which has achieved success largely due to strong relationships with all stakeholders, including the local Tahltan communities.

The Goldstrike model – for more than a decade, Barrick's flagship Goldstrike Property in Nevada, home to the Betze-Post and Meikle mines, has been an emblem of the Company's commitment to community building.

- Barrick operations have donated more than $11 million over the last decade to Nevada communities and charities.

"...the fact of the matter is, corporate responsibility isn't all about altruism: good citizenship is good business. It pays dividends – economically and socially, for all concerned."

– Randall Oliphant

- Goldstrike maintains a "Buy Nevada First" policy and every year purchases more than $200 million worth of goods and services from Nevada businesses.
- Barrick's buying power in the state supports more than 14,000 direct and indirect jobs, and contributes about $1.5 billion every year to Nevada's Gross State Product.

In an extension of best-practices business philosophy to its community impact, we have applied the Goldstrike model at our operations around the world. Near the Pierina Mine in Peru, which began production in 1998, Barrick has funded new health care facilities, built and improved roads, constructed new drinking water and irrigation systems, provided transportation for schoolchildren as well as desks for them to work on. The Company also supports training programs in crop rotation and animal husbandry for farmers, as well as training in occupational skills for local entrepreneurs.



Communities around the Bulyanhulu Mine in Tanzania benefit from new health care facilities which serve both employees and local villagers. Dotto Albinus is a nurse on the medical team at the mine clinic, which treats about 1,500 patients per month.

THE BARRICK WAY AT BULYANHULU

Barrick embraces its community-building responsibilities at each new mine it brings on line. At the Bulyanhulu Mine in Tanzania, which began production in the second quarter of 2001, Barrick's impact is already significant.

Employment Impact

Barrick's operating subsidiary at Bulyanhulu employs more than 1,000 men and women directly and 600 more as contractors, the overwhelming majority drawn from the Tanzanian community.

Training and Economic Development

Barrick's operating subsidiary has invested more than $6 million in job training for Tanzanians. The focus is not solely on preparing the mining workforce; the Company also provides training for local entrepreneurs in sustainable jobs unrelated to mining.

Community Infrastructure

Barrick's Bulyanhulu subsidiary built a 47 km water pipeline from Lake Victoria to the mine, which also meets the water needs of 30,000 villagers along the route. It also partnered with the Tanzania Electric Supply Company, investing more than $15 million to bring electric power to the region, as well as investing in the upgrade of regional roads.

Health Care

As well as building new medical facilities for community use and refurbishing existing ones, the Company is funding a sustainable program of health promotion, disease prevention and improved community health in cooperation with a respected African non-governmental organization.

"Our sense of environmental responsibility is not just an afterthought – it's integral to our approach: an extension of Barrick's 'built to last' philosophy to the communities around our sites – as evidence that at Barrick we focus not simply on value, but on values as well."

– Randall Oliphant



Local children receive an education close to home, thanks to the Robert M. Smith School, which Barrick built to serve communities near the Pierina Mine in Peru.



Our focus is on long-term benefits for the community – not just Company employees. For example, Barrick has built the Robert M. Smith School, named after the Company's former president, to provide children living near Pierina access to quality education, from kindergarten through secondary school.



CARING FOR EMPLOYEES AND THEIR FAMILIES

The Robert M. Smith Scholarship Program
This program offers all children of Barrick employees funding for post-secondary education. Since its inception in 1986, the Program has awarded more than 4,600 scholarships worth about $9.6 million.

Housing and Home Ownership
Believing that home ownership is a key to community stability, Barrick provides housing support for employees. In the Elko area near Goldstrike, Barrick has built nearly 700 homes at a cost of $44 million, providing mortgage guarantees to help many employees buy their first homes. At the Pierina Mine, Barrick has constructed a housing complex with modern amenities and sports facilities for employee families, while at Bulyanhulu, Barrick is building 600 homes for employees and providing interest-free loans for their purchase.

ENVIRONMENTAL LEADERSHIP
Wherever Barrick is operating or developing mines, the Company seeks to meet or surpass *all* environmental regulations and guidelines. Barrick's goal is to minimize the effects of mining, and restore natural ecosystems to a condition that equals or surpasses that which existed prior to project development. Whether it be the Cowal Project in New South Wales, or the Pierina Mine in Peru, the process begins with a comprehensive Environmental Impact Assessment that not only documents the local plants, animals and cultural/archeological resources, but also spells out how they will be protected and preserved for the mine's life and beyond.

Protecting Nature
Barrick operations include a number of programs to safeguard plants and animals in the vicinity of minesites. At the newly opened Bulyanhulu Mine, Barrick has developed an Environmental Management System

and commenced training in environmental awareness for all employees. Barrick maintains a nursery on-site to grow native trees for landscaping and revegetative purposes.

Land Reclamation

Wherever possible, Barrick conducts land reclamation concurrently with mining operations – with the reclamation process continuing after a property's mine life is over. Site restoration includes contouring the land, replacing topsoil, and seeding to re-establish the native flora.

Water Management

Barrick has high standards for maintaining the quality of water it uses and releases into the environment. Water waste and conservation measures in use at Bulyanhulu sustain that property's "zero-effluent discharge" policy, and are reducing water consumption for some processes by 50 percent.

Cultural Preservation

Barrick also works to protect cultural and archeological resources. At the Goldstrike Property, Barrick completed a three-year, $2.5 million archeological field investigation of potential cultural resource sites as part of an effort to identify and protect them. In Peru, environmental staff at Pierina have located and protected cultural artifacts, including ceremonial offering pots dating back to 300 A.D.

Environmental Awards

Both Barrick and Homestake have strong environmental records, with a combined total of over 50 environmental awards and commendations, including the prestigious US President's Council for Environmental Quality. Recent awards include:

- 2001 Golden Gecko Award, presented to Australian operations by the West Australian Government for environmental excellence in the resource industry; plus a Certificate of Merit, presented to the Plutonic Mine for excellence in environmental management.
- 2001 Excellence in Mine Reclamation Award, presented to the Bullfrog Mine in Nevada by the state environmental and wildlife departments for post-mining land use.
- 2001 Excellence in Mine Reclamation Award, presented to the Round Mountain, Manhattan minesite for recontouring and revegetation.
- 2000 Excellence in Mine Reclamation Award, presented to Goldstrike by the Nevada Division of Minerals in recognition of an innovative reclamation design.

We believe that good citizenship is more than a matter of corporate altruism. In a global environment where companies' reputations precede them, opening doors for some that remain closed to others, good citizenship is good business as well.



Environmental staff at the Pierina Mine in Peru check surface runoff for quality and flow. Careful monitoring ensures the highest standards for both surface and underground water.



Reclamation proceeds concurrently with mining. At the Betze-Post Mine, in Nevada, Environmental Engineer Kevin Kinsella inspects the growth of native plants seeded on reclaimed land that has been recontoured to blend more naturally into the surrounding landscape.

CONTENTS

North America

South America



Africa

Australia



Management's Discussion and Analysis of Financial and Operating Results

ur financial objectives are to create value by maximizing our earnings and cash flow per share and return on equity while maintaining a strong balance sheet. We use four operating strategies to achieve our objectives: Increasing production and increasing reserves through organic growth and selective acquisitions; lowering unit costs to improve operating contribution; and increasing our revenue through our Premium Gold Sales Program.

A discussion and analysis of the factors contributing to the results of operations is presented below. The accompanying consolidated financial statements and related notes, which are presented in accordance with United States generally accepted accounting principles ("US GAAP"), together with the following information, are intended to provide investors with a reasonable basis for assessing our operations, but should not serve as the only basis for predicting our future performance.

OVERVIEW

For the year ended December 31, 2001, we produced 6.1 million ounces of gold at total cash costs of $162[1] per ounce – with the recently acquired Homestake Mining Company ("Homestake") mines contributing 2.4 million ounces at cash costs of $167 per ounce to the 2001 total – compared to 5.95 million ounces of gold at $155 per ounce in 2000. We benefited from record production and record low costs at Pierina, Round Mountain and from the Yilgarn operations and strong contributions from Goldstrike and Eskay Creek, as well as from initial production at our newest mine, Bulyanhulu in Tanzania. Net income, before one-time merger-related costs[1] ($117 million) and a litigation charge ($59 million) taken in respect of an adverse judgement received in a litigation initiated several years ago against Homestake, was $245 million ($0.46 per share) compared to $168 million ($0.32 per share), before provision for mining assets in 2000. After merger-related charges and provision for mining assets, net income was $96 million ($0.18 per share), compared to a loss of $1,189 million ($2.22 per share) in 2000. Operating cash flows were $721 million ($1.35 per share) for 2001 versus $940 million ($1.76 per share) for 2000.

1. Refer to pages 55 and 56 for an explanation of non-GAAP performance measures.

MD+A continued

We completed the merger with Homestake, an international gold mining company with operating mines in the United States, Canada, Chile, and Australia on December 14, 2001. Our Company is expected to be one of the world's largest gold producers, with among the lowest cash costs of any major producer and with the industry's strongest balance sheet. We issued approximately 140 million shares to acquire Homestake at a total value of $2.3 billion.

The merger has been accounted for as a purchase under Canadian generally accepted accounting principles, and as a pooling-of-interests for US GAAP purposes. Following the merger, consolidated financial statements have been prepared under US GAAP for communication with shareholders and for filing with securities regulatory authorities. As a result, fourth quarter and full year 2001 financial statements have been prepared under US GAAP, showing all prior periods' earnings, cash flow and financial positions as if the two companies had always been combined. All production, operating and balance sheet information referred to below reflects such restatement.

The Financial and Administrative Integration Team has estimated the annual merger-related cost savings at $60 million in 2002, comprised of $27 million in administration, $13 million in exploration and $20 million in taxes, and we anticipate further cost savings in 2003 and 2004. A second integration team, focused on operations, undertook a comprehensive assessment of the potential to expand production and cost savings opportunities at the combined company's properties on four continents. Some of the opportunities identified in this exercise are reflected in the 2002 mine operating plans, while mine management looks to implement additional opportunities this year and next. A third integration team, tasked with examining development opportunities, is assessing synergies at the Pascua-Lama/Veladero properties as a unified mining district, with an emphasis on greater speed in development, as well as reduced capital and operating expenditures.

Global – Results

(US GAAP basis)	2000	2001	2002E
Gold production – ounces (thousands)	5,950	6,124	5,684
Gold sales per ounce	$ 334	$ 317	$ 320[1]
Production costs per ounce			
Direct mining costs	$ 143	$ 158	$ 175
Applied (deferred stripping)	14	7	1
By-product credits	(11)	(10)	(15)
Cash operating costs per ounce	146	155	161
Royalties	8	6	6
Production taxes	1	1	-
Total cash costs per ounce	155	162	167
Amortization	79	76	83
Reclamation	5	9	4
Total production costs per ounce	$ 239	$ 247	$ 254
Cash margin per ounce	$ 179	$ 155	$ 153
Capital expenditures (millions)	$ 710	$ 586	$ 351
Mineral reserves (millions of ounces)	79.3	82.3	-

1. $365 per ounce on 50% of production and assumed spot gold price of $275 per ounce on 50% of production.

GOLD SALES

Revenue for 2001 reached $1,989 million on gold sales of 6.3 million ounces, compared with $1,936 million on gold sales of 5.8 million ounces in 2000. The 154,000-ounce higher gold sales than production in 2001 represents the impact of ounces produced in 2000 but not sold until 2001. The higher revenue resulted from an 8 percent increase in gold sales, partially offset by a $17 per ounce, or 5 percent, decline in the average realized price. For the year, we realized a $70 per ounce premium over the average spot price of $271 on the 61 percent of production delivered into our Premium Gold Sales Program. This compares to a realized price of $360 in 2000 and a premium of $84 on the 63 percent of production delivered into the Program during the year. The balance of the ounces sold – principally Homestake's production – were sold at an average price of $277 per ounce in 2001. Overall, we realized an average price of $317 per ounce, $46 higher than the average spot price for the year, generating an additional $289 million in revenue. The decline in our average realized price is due to lower spot gold prices, which have declined from nearly $400 per ounce in the mid-1990s to a 22-year-low average of $271 in 2001, with a resulting impact on the realized prices achievable under our forward sales contracts.

MD+A continued


Contribution to Production by Continent - 2001
12%
15%
3%
55%
North America
Africa
South America
Australia
Other Properties


Contribution to Reserves by Continent - 2001
14%
15%
34%
North America
Africa
South America
Australia

The future gold production committed under spot deferred contracts in our Premium Gold Sales Program totaled 18.2 million ounces at December 31, 2001. This represents approximately 22 percent of proven and probable reserves, deliverable over the next 15 years at an average price of $345 per ounce at the scheduled delivery dates. Fifty percent of planned production in 2002 is committed at an average price of $365 per ounce. The balance of 2002 production is expected to be sold at prevailing spot gold prices. If gold prices, interest rates and lease rates remain at current levels ($290 spot gold), we would anticipate that our realized gold price would be in the $330-$340 per ounce range over the longer term.

As a result of the Homestake merger, the current price environment, and the Company's overall financial strength, we have reassessed the approach that guides our Premium Gold Sales Program. While we have currently retained the number of ounces in the Program at roughly 18 million ounces, or 22 per cent of reserves, we will adjust our delivery schedule. Whereas in 2001, as a result of the merger with Homestake, we delivered 61 per cent of our combined production into the Premium Gold Sales Program, we expect to deliver 50 per cent of production into the Program going forward.

This shift in our delivery schedule parallels a shift in the strategic goals of our hedging program. Barrick began hedging 14 years ago for two reasons. First, the environment allowed producers to lock in higher prices and lower risk by borrowing gold from central banks. Second, when we established our forward sales program in 1987, we were a smaller, higher cost producer, embarking on what was at the time one of the largest development projects in the history of the gold industry - The Goldstrike Property.

With the initial development of Goldstrike and other capital projects behind us, we can now adjust our Program to today's needs. Our goal going forward is to set a minimum floor price to ensure sufficient cash flow to cover cash requirements for the year, including capital expenditures. Combined with our low-cost production, our new forward sales approach gives us security and predictability, plus benefits that, if gold prices strengthen, should go straight to our bottom line.

Review of Operations by Geographic Area


North
America


South
America


Africa


Australia

or the year 2001, we reported total operating costs, including reclamation, of $1,080 million, compared with $950 million for the prior year. On a per ounce basis, total cash costs for the year were $162, compared to $155 per ounce for 2000. With the continued weakness in gold prices, all of our mines have focused on reducing costs under their control across all areas of their operation, including unit mining, processing and administrative costs per ton. At the same time, higher power costs and lower grades at Goldstrike and lower recovery rates during start-up at Bulyanhulu have resulted in higher cash costs per ounce compared to the prior year. Our Other Properties include seven mines, six of which are in various stages of closure. One of the mines was closed in 2001 (Homestake), with the other five scheduled to close in 2002 (El Indio, Bousquet, McLaughlin, Ruby Hill and Agua de la Falda). With the closure of these six mines and several new projects not expected to contribute to production until late 2004, we anticipate marginally lower production in 2003, excluding the possibility of adding production through a property or corporate transaction.

North America

In 2001, our North American operations produced 3,348,013 ounces of gold, 55 percent of the Company's total production, at an average cash cost of $179 per ounce compared to 3,424,853 ounces of gold at cash costs of $157 per ounce in 2000. Round Mountain (Nevada) reported record results, while Eskay Creek (British Columbia) produced its second-best results in the mine's history. The Goldstrike Property again contributed solid results, despite higher power costs and lower processed ore grades.

GOLDSTRIKE PROPERTY (NEVADA)

The Goldstrike Property produced 2,262,663 ounces of gold in 2001, an 8 percent decrease compared to the Property's record 2000 production. The lower production was largely due to an anticipated 22 percent reduction in grades processed and marginally lower recovery rates, partially offset by higher throughput at the process facilities with the completion of a new ball mill in the autoclave facilities. At $193 per ounce,



NORTH AMERICAN PROPERTIES

- Goldstrike, Nevada
  - Betze-Post
  - Meikle
- Round Mountain, Nevada
- Eskay Creek, British Columbia
- Hemlo, Ontario
- Holt-McDermott, Ontario

North American Contribution to Production – 2001


55%

North American Contribution to Reserves – 2001


34%

North America – Results

(US GAAP basis)	2000	2001	2002E
Gold production – ounces (thousands)	3,425	3,348	3,223
Gold sales per ounce	$ 334	$ 317	$ 320 [1]
Production costs per ounce			
Direct mining costs	$ 126	$ 162	$ 199
Applied (deferred stripping)	30	18	(3)
By-product credits	(11)	(10)	(20)
Cash operating costs per ounce	145	170	176
Royalties	11	8	7
Production taxes	1	1	1
Total cash costs per ounce	157	179	184
Amortization	60	60	74
Reclamation	3	5	5
Total production costs per ounce	$ 220	$ 244	$ 263
Cash margin per ounce	$ 177	$ 138	$ 136
Capital expenditures (millions)	$ 296	$ 289	$ 184
Mineral reserves (millions of ounces)	32.0	27.2	-

1. $365 per ounce on 50% of production and assumed spot gold price of $275 per ounce on 50% of production.

total cash costs for 2001 were higher than the prior year's $169 per ounce, due largely to the lower grades processed and an $8 per ounce increase in power costs.

The Goldstrike Property has essentially moved to reserve grade in 2002, increasing throughput to maintain its consistent 2 million-ounce production level. For 2002, the Property is expecting to produce 2.1 million ounces of gold, 7 percent lower than 2001, while total cash costs are expected to rise 6 percent to $205 per ounce. Through productivity improvements, which are expected to lead to lower unit mining, processing and administration costs, the Property expects to be able to partially offset the anticipated 15 percent reduction in ore grades processed. The Property is also budgeting a power cost increase – the third in the last two years – totaling $10 million, or $5 per ounce in 2002. Overall, power costs have increased $27 million or $13 per ounce since the power crisis began in the Western United States. With the power crisis subsiding, we anticipate power costs to decrease over the next several years.

BETZE-POST MINE

The Betze-Post Mine produced 1,549,975 ounces of gold for the year, 6 percent lower than the previous year, as mining of high-grade ore in the 7th West Layback was completed in the second quarter of 2001. Total cash costs were $215 per ounce, compared to $195 in 2000. Recovery rates were 2.4 percent lower than the prior year, due to a significant amount of transitional ore (1.5 million tons) processed primarily in the third quarter. The Mine is expected to experience lower recovery rates of approximately 80 percent on the planned 2 million tons of transitional ore to be encountered over the next two years. Proven and probable gold reserves decreased to 16.4 million ounces from 18 million ounces in 2000 due to production during the year. With the Property focus on high-grade underground targets, the Mine does not have an active exploration program around the pit.

The Mine is expected to produce about 1.4 million ounces of gold in 2002 at total cash costs of $220 per ounce. The lower production and higher costs relate to 20 percent lower grades processed, partially offset by lower unit mining costs, with shorter haulage costs as backfilling of the eastern portion of the pit continues.

MEIKLE MINE

The Meikle Mine produced 712,688 ounces of gold for the year, 7 percent higher than plan compared to production of 805,718 ounces in 2000. Total cash costs were $147 per ounce, compared to $117 per ounce in 2000, with higher costs attributable to planned mining of lower grade ore in Meikle, more low-grade development ore and higher training costs. Tons mined surpassed plan by 13 percent in 2001, due to an increase in development ore from Griffin and to the earlier than expected access to Rodeo development ore.

Proven and probable reserves decreased to 3.9 million ounces from 6.5 million in 2000, due to production during the year, reclassification of certain ounces to resources and the removal of other ounces. While we carefully prepare reserve calculations, such calculations are by their nature estimates. Our mining experience last year caused us to reassess the assumptions we used to estimate reserves at the mine. This resulted in the reclassification of 745,000 ounces of gold from reserves to resources. We are confident that this amount of material will be brought back into reserves through ongoing infill drilling and in-mine exploration. In addition, because of our inability to economically mine some of the smaller more difficult areas of the ore body, we removed 945,000 ounces from reserves. These reserve reclassifications in no way reduce the potential for adding ounces to the underground, where we still see potential. Our 2001 exploration program identified new deep targets in areas not drilled in the past, some of which we have begun drilling with favorable results, particularly just north of Meikle at Banshee.

Production for 2002 is expected to total 700,000 ounces. Total cash costs are expected to be $173 per ounce, with the higher costs related to a decrease of 14 percent in ore grades processed, an increase of 18 percent in tons processed and higher mining costs.

ROUND MOUNTAIN (NEVADA)

Round Mountain joint venture contributed record production of 373,475 ounces of gold to our 50 percent account in 2001, at a total cash cost of $187 per ounce, compared to 243,734 ounces of gold at total cash cost of $202 per ounce in 2000. The record production and costs were due to higher gold grades through the mill, as well as to the leach pad. In addition, the run-of-mine leach pad contributed 5 percent more gold than in 2000. Proven

Mine	Year	Production (000s oz)	Total cash costs (US$/oz)	Total production costs (US$/oz)	Capital spending (US$ millions)	Mineral reserves (000s oz)
Betze Post	2002E	1,400	220	270	129	-
	2001	1,550	215	267	161	16,433
	2000	1,646	195	247	196	18,000
Meikle	2002E	700	173	308	29	-
	2001	713	147	221	90	3,946
	2000	806	117	181	80	6,451
Goldstrike Total	2002E	2,100	205	283	158	-
	2001	2,263	193	253	251	20,379
	2000	2,452	169	225	276	24,451
Round Mountain*	2002E	363	198	263	7	-
	2001	373	187	249	15	2,245
	2000	244	202	272	3	2,609
Eskay Creek	2002E	366	51	176	5	-
	2001	321	49	176	10	1,775
	2000	333	19	146	6	2,118
Hemlo*	2002E	304	192	232	8	-
	2001	307	196	232	6	2,517
	2000	305	190	225	5	2,397
Holt-McDermott	2002E	90	148	259	6	-
	2001	84	165	258	7	293
	2000	91	148	254	6	406

*Barrick's share.

and probable reserves decreased from 2.6 million to 2.2 million ounces, as only a small portion of production was replaced during the year.

For 2002, the Mine is expected to contribute 363,000 ounces of gold to our account at total cash costs of $198 per ounce. The marginally lower production and higher costs are primarily due to lower production from the run-of-mine leach pad, which produces about half of the Mine's production. The Mine has a $2.5 million exploration program planned to follow up on the Gold Hill target, where wide space drilling identified prospective opportunities in 2000.

ESKAY CREEK (BRITISH COLUMBIA)

Eskay Creek produced 320,784 ounces of gold and 15.5 million ounces of silver in 2001 at a total cash cost of $49 per ounce of gold. The low cash costs are attributable to the richness of the ore body. 2001 was the second best year in the Mine's seven-year history. Productivity improvement in the underground, new equipment purchases and relaxing of ore blending constraints, which impact mine sequencing, led to an 8 percent improvement in tons mined in 2001. Eskay Creek's mining and processing rates are expected to increase an additional 12 percent in 2002, benefiting from a full year under the operating changes instituted in the second half of 2001. Proven and probable reserves decreased from 2.1 million to 1.8 million ounces due to production during the year. Exploration of the down dip potential is scheduled to begin in the second half of 2002.

For 2002, production is expected to rise to 366,000 ounces of gold and 16 million ounces of silver, at total cash costs of $51 per ounce, despite marginally lower gold and silver grades. The Mine has an extensive exploration program set to begin in 2002 to follow up on encouraging drill results from the fourth quarter of 2001.

HEMLO (ONTARIO)

Hemlo is a joint venture of the David Bell and Williams underground mines and the Williams open pit, of which we own a 50 percent interest. In 2001, Hemlo produced 307,514 ounces of gold to our account, at total cash costs of $196 per ounce. In 2000, the joint venture produced 304,882 ounces of gold to our account, at total cash costs of $190 per ounce. The lower costs in 2000 were due to fewer and higher-grade tons of ore processed to produce essentially the same number of ounces as in 2001. Increased production from the Williams pit also contributed to Hemlo's strong results. Exploration in 2001 added 900,000 ounces - before production (450,000 ounces to our account) to proven and probable reserves, primarily from the expansion of reserves in the Williams pit.

For 2002, production to our account is expected to total 304,000 ounces of gold at a total cash cost of $192 per ounce. The lower cash costs are due to improved recovery rates and throughput from the new grinding mill which was completed in the first quarter of 2002, offsetting a marginal decrease in grades processed and the additional cost of operating the new grinding mill.



South America

SOUTH AMERICAN PROPERTIES

Pierina, Peru

Pascua-Lama, Chile

Veladero, Argentina

Our South American operations consist of our second-largest *cash flow generator, the low-*cost Pierina Mine, which set property records for production and costs in 2001, and our largest development project, the Pascua-Lama and Veladero district, which *straddles the Chilean and Argentinean* border. We also have significant exploration programs in Peru, and to a lesser extent, in Chile and Argentina, where we believe prospects for discovery of large gold deposits are good.

PIERINA PROPERTY (PERU)

The Pierina Mine reported record production of 911,076 ounces of gold in 2001, at the lowest costs in the Mine's history of $40 per ounce. In 2000, Pierina's production totaled 821,614 ounces at a total cash cost of $43 per ounce. Unit operating costs - particularly administration, labor and reagent costs - continue to decrease from earlier life-of-mine estimates. In 2001, 220,000 ounces were added to proven and probable reserves through an infill-drilling program. At year-end 2001, proven and probable reserves stood at 4.7 million ounces compared to 5.7 million ounces in 2000. The 2002 exploration program will

South America - Results

(US GAAP basis)	2000	2001	2002E
Gold production - ounces (thousands)	822	911	820
Gold sales per ounce	$ 334	$ 317	$ 320[1]
Production costs per ounce			
Direct mining costs	$ 76	$ 65	$ 70
Applied (deferred stripping)	(22)	(13)	17
By-product credits	(11)	(12)	(10)
Cash operating costs per ounce	43	40	77
Royalties	-	-	-
Production taxes	-	-	-
Total cash costs per ounce	43	40	77
Amortization	207	187	180
Reclamation	7	8	11
Total production costs per ounce	$ 257	$ 235	$ 268
Cash margin per ounce	$ 291	$ 277	$ 243
Capital expenditures (millions)	$ 156	$ 96	$ 63
Mineral reserves (millions of ounces)	26.4	30.1	-

1. $365 per ounce on 50% of production and assumed spot gold price of $275 per ounce on 50% of production.

follow up on targets located near surface at the north end of the pit, as well as one adjacent to the final wall of the south end of the pit. In addition, in 2002, the Mine will finalize the optimization plan that began in 2001. The optimization plan consists of revising mine plans, lowering waste haulage cycles, increasing processing rates and lowering administration costs with a goal of increasing annual production by bringing production forward, shortening the mine life and lowering costs.

Pierina expects to produce 820,000 ounces of gold in 2002, at a total cash cost of $77 per ounce. The higher costs reflect a 22 percent reduction in grades processed, a 23 percent increase in tons processed and higher applied stripping costs. We anticipate that production at the Mine will continue to decline in 2003 and beyond as processed ore grades, which are currently running 50 percent higher than reserve grade are set to decrease. Partially offsetting the decline in ore grades is the optimization plan designed to bring production forward by increasing the processing rate. In addition, the Mine has been able to partially replace production over the past two years and the 2002 exploration program will follow up on targets identified in 2001.

PASCUA-LAMA AND VELADERO PROJECT (CHILE/ARGENTINA)

Current work on the Pascua-Lama Project is directed at investigating improvements to infrastructure and process costs. On the process front, initial studies indicate opportunities to lower the anticipated capital cost of developing the project. We made the decision to postpone construction start-up, based on current low gold and silver prices; however, optimization work on the development plan, as well as permitting, continues. The Company is evaluating unified development opportunities made possible by the merger with Homestake. Early work suggests that both Pascua-Lama and Veladero will benefit in a variety of ways, in terms of capital and operating cost savings. Immediate synergies include the sharing of infrastructure, administration costs and background environmental work, as well as the incorporation of our Filo Norte reserves into the Veladero mine plan.

The Veladero Project is currently half way through its 2001/2002 field season. Activities in 2001 consisted of over 50,000 meters of definition drilling to expand proven and probable reserves from 3.9 million to 8.4 million ounces for Canadian reporting purposes. Extensive metallurgical test work is underway,


South American Contribution
to Production - 2001


South American Contribution
to Reserves - 2001

which includes tunneling into the ore body for approximately 825 tons of ore for test heap leaching on site, as well as work for the environmental permits. An updated feasibility study is currently underway with a view of bringing the project into proven and probable reserves for US reporting purposes, which requires more advanced feasibility work than is the case for Canadian reporting purposes. The feasibility study envisions an open pit mining operation with a two-stage crushing circuit and conventional valley-fill heap leach, very similar to our Pierina Mine. Veladero could be the first phase of development of the consolidated district that extends along the Chilean/Argentinean border.

The attraction of the Veladero Project is that with the lower capital cost and easier metallurgy than Pascua-Lama, the project appears to be capable of generating solid rates of return at a gold price of $300 per ounce. Beyond that, we are now beginning to factor in the Argentinean currency devaluation to the project economics for both Veladero and Pascua-Lama, which are costed in United States dollars.

In the right gold and silver price environment the Pascua-Lama/Veladero District has the capability to be a low-cash-cost, long-life gold producing district that could provide us with significant growth in production, earnings, and cash flow in the future.

Mine	Year	Production (000s oz)	Total cash costs (US$/oz)	Total production costs (US$/oz)	Capital spending (US$ millions)	Mineral reserves (000s oz)
Pierina	2002E	820	77	268	24	-
	2001	911	40	235	27	4,748
	2000	822	43	257	49	5,655

Africa



AFRICAN PROPERTIES

Bulyanhulu

Tulawaka

Kabanga

Tanzania (East Africa) represents our newest frontier, with the opening of our first African mine at Bulyanhulu in April 2001, as well as our large and active early stage exploration program. We hold over 6,000 square kilometers in the Lake Victoria goldfields of northern Tanzania, one of the best exploration areas for major new discoveries. In 2001, six areas underwent initial drill testing with promising results at a total cost of $9 million. One of the factors that makes Tanzania attractive from an exploration perspective is the lower exploration cost as a result of the region's flat, arid conditions. The 2002 program will follow up drilling on targets initially tested last year, while completing a feasibility study for the Tulawaka Property in the second half of 2002.

At the Kabanga nickel property, we increased the resource by 50 percent in 2001 to 600,000 tonnes of contained nickel, with the discovery of a new ore body. The 2002 program will follow up on last year's program with the goal of taking the resource to the 1 million-tonne-level.

BULYANHULU PROPERTY

Our newest mine enjoyed an on-time start-up in April 2001, working at, or better than, expectation in most areas. Gold recovery rates provided the only exception, running at 82 percent, 7 percent below plan for most of the year. Improvements during the second half of the year led to recovery rates rising to 86 percent in December. The Mine produced 241,575 ounces of gold at total cash costs of $197 per ounce. Proven and probable reserves increased for the third year in a row, rising 20 percent to 12 million ounces.

Mining rates averaged almost 1,700 tons per day, and unit-mining costs were on plan. The shaft should reach its planned depth and be fully equipped early in 2003, well ahead of the originally scheduled fourth quarter 2003 completion date.

Mine*	Year	Production (000s oz)	Total cash costs (US$/oz)	Total production costs (US$/oz)	Capital spending (US$ millions)	Mineral reserves (000s oz)
Bulyanhulu	2002E	362	173	265	56	-
	2001	242	197	295	153	12,009
	2000	-	-	-	203	10,015

*Operations began in April 2001.

African Contribution to Production – 2001


4%

African Contribution to Reserves – 2001


15%

Bulyanhulu's process facilities operated at 13 percent above forecast throughput levels for the year, while unit-processing costs were lower than plan, due to the higher throughput levels. The mill processed lower grade ore during the second half of the year while the process group worked on improving recovery rates. Modifications to the gravity circuit were completed in December and modifications to the flotation plant to increase the recovery rate to the design rate of 89 percent are expected to be implemented in the first half of 2002 at a cost of about $5 million.

Development of an incline to access the east ore zone is expected to be completed in the second quarter of 2002, at a cost of $7 million, and should provide a platform for additional reserve development to begin in mid-2002. Preliminary engineering continues on the west and deep extensions of the ore body. As the ore body expands at depth and along strike, Bulyanhulu's development team is focused on how best to develop this expanding reserve base.

For 2002, production is expected to increase to 362,000 ounces of gold at total cash costs of $173 per ounce, benefiting from expected higher grades and recovery rates, particularly in the second half of the year.

Africa – Results

(US GAAP basis)	2000	2001	2002E
Gold production – ounces (thousands)	-	242	362
Gold sales per ounce	$ -	$ 317	$ 320[1]
Production costs per ounce			
Direct mining costs	$ -	$ 214	$ 182
Applied (deferred stripping)	-	-	-
By-product credits	-	(28)	(17)
Cash operating costs per ounce	-	186	165
Royalties	-	11	8
Production taxes	-	-	-
Total cash costs per ounce	-	197	173
Amortization	-	97	91
Reclamation	-	1	1
Total production costs per ounce	$ -	$ 295	$ 265
Cash margin per ounce	$ -	$ 120	$ 147
Capital expenditures (millions)	$ 203	$ 153	$ 56
Mineral reserves (millions of ounces)	10.0	12.0	-

1. $365 per ounce on 50% of production and assumed spot gold price of $275 per ounce on 50% of production.



Australia

With the Homestake merger providing two key assets - a 50 percent interest in the Kalgoorlie Super Pit, Australia's largest gold mine, and three mines comprising the Yilgarn District - we now rank as the second-largest gold producer in Australia. In addition, the merger adds a portfolio of exploration properties in Australia, the most advanced of which is the Cowal project, with 2.8 million ounces of proven and probable reserves and an updated development plan underway.

PLUTONIC (WESTERN AUSTRALIA) Plutonic, the largest of the three Yilgarn District mines, consisting of both open pit and underground operations, produced 288,360 ounces of gold, a 14 percent increase over 2000, at total cash costs 16 percent lower than last year's $166 per ounce. A higher open pit mining rate, higher gold grades from the underground and improved recovery rates - combined with a favorable exchange rate - led to the higher production at lower cost. Proven and probable reserves increased 28 percent to 1.6 million ounces at 42 percent higher grades than the prior year, enhancing the

AUSTRALIAN PROPERTIES

- Yilgarn District
  - Plutonic
  - Darlot
  - Lawlers
- Kalgoorlie
- Cowal

Australia - Results

(US GAAP basis)	2000	2001	2002E
Gold production - ounces (thousands)	876	902	939
Gold sales per ounce	$ 334	$ 317	$ 320[1]
Production costs per ounce			
Direct mining costs	$ 190	$ 181	$ 169
Applied (deferred stripping)	1	(2)	1
By-product credits	(1)	-	-
Cash operating costs per ounce	190	179	170
Royalties	5	7	8
Production taxes	-	-	-
Total cash costs per ounce	195	186	178
Amortization	42	44	43
Reclamation	5	4	4
Total production costs per ounce	$ 242	$ 234	$ 225
Cash margin per ounce	$ 139	$ 131	$ 142
Capital expenditures (millions)	$ 49	$ 46	$ 40
Mineral reserves (millions of ounces)	9.3	11.9	-

1. $365 per ounce on 50% of production and assumed spot gold price of $275 per ounce on 50% of production.

low-cost nature of the production profile going forward. We view the exploration potential of this Mine as high and will continue with a significant exploration program around the Mine in 2002.

For 2002, production is expected to increase an additional 13 percent to 325,000 ounces of gold, at total cash costs of $156 per ounce. The higher production and lower costs are primarily due to the expanding higher-grade underground operations.

DARLOT AND LAWLERS (WESTERN AUSTRALIA)

The Darlot Mine produced 125,024 ounces of gold in 2001, similar to prior year production, while total cash costs declined 10 percent to $173 per ounce. The Lawlers Mine produced 103,915 ounces of gold at $191 per ounce, with production marginally higher and costs 11 percent lower than in 2000. Both mines lowered costs due to the favorable exchange rates in 2001. Proven and probable reserves at the two mines increased marginally to 1.85 million ounces, more than replacing production during the year.

Mine	Year	Production (000s oz)	Total cash costs (US$/oz)	Total production costs (US$/oz)	Capital spending (US$ millions)	Mineral reserves (000s oz)
Plutonic	2002E	325	156	195	19	-
	2001	288	166	211	11	1,588
	2000	254	198	246	12	1,240
Darlot	2002E	139	154	199	7	-
	2001	125	173	219	11	1,341
	2000	127	192	236	12	1,405
Lawlers	2002E	108	178	222	4	-
	2001	104	191	243	5	505
	2000	101	214	262	10	378
Yilgarn District Total	2002E	572	160	200	30	
	2001	517	173	219	27	3,434
	2000	482	200	247	34	3,023
Kalgoorlie*	2002E	367	205	266	10	-
	2001	385	203	252	19	5,724
	2000	394	189	237	15	6,270

*Barrick's share.

For 2002, Darlot expects to increase production to 139,000 ounces at total cash costs of $154 per ounce, while Lawlers expects to increase production to 108,000 ounces at total cash costs of $178 per ounce. The higher production and lower cost are due to higher processing rates and grades and lower unit cash costs at both of the mines.

KALGOORLIE - SUPER PIT (WESTERN AUSTRALIA)

The Kalgoorlie Super Pit produced 768,725 ounces of gold, of which 50 percent or 384,362 ounces were on our account, at total cash costs of $203 per ounce. Production was marginally lower than in the prior year, while total cash costs were 7 percent higher. These results were due to marginally lower grades in both the open pit and underground, and higher unit mining, processing and administration costs than the previous year. Higher open pit costs were due to higher fuel costs and lower productivity in areas around historical underground working voids. Higher processing costs were due to higher maintenance costs and higher power and reagent costs. Proven and probable reserves declined by more than 2001 production, while the exploration program increased the mineral resource by 60 percent. The 2002 program will target conversion of the larger mineral resource to proven and probable reserves.

For 2002, we expect the Mine to produce 734,000 ounces of gold, 367,000 to the Company's account, at total cash costs of $205 per ounce with marginally lower overall gold grades after the closing of the higher-grade underground operation in 2001.

COWAL PROJECT (NEW SOUTH WALES)

We acquired the Cowal project through the merger with Homestake, which had acquired Cowal in the first quarter of 2001. In the latter part of 2001, we began a technical program, including drilling and engineering studies to update the feasibility study. At year-end, 2.8 million ounces were added to proven and probable reserves. The current mine plan and process facilities have been designed to produce approximately 250,000 ounces of gold per year. In 2002, we will continue with the program, including further drilling, and test work to optimize the scope and economics of the project.


Australian Contribution to Production - 2001
15%


Australian Contribution to Reserves - 2001
14%



Other Properties

ther Properties include six mines in various stages of closure, as well as the small Marigold Mine. One of the mines was closed in 2001 (Homestake), with the other five scheduled to close in 2002 (El Indio, Bousquet, McLaughlin, Ruby Hill and Agua de la Falda). In 2001, Other Properties produced 721,771 ounces of gold, 12 percent of our production, at an average total cash cost of $198 per ounce, compared to 827,524 ounces at total cash costs of $212 per ounce in the prior year.

For 2002, the plan calls for Other Properties to produce 340,000 ounces of gold, 6 percent of total production, at an average total cash cost of $193 per ounce. By year-end 2002, all of the mines in this group other than Marigold, which contributes about 30,000 ounces per year, are expected to have ceased operations due to the depletion of reserves. As a result, our production profile in 2003 should be lower by this amount unless we expand production at our other properties or acquire a producing mine during the year.

Other Properties – Results

(US GAAP basis)	2000	2001	2002E
Gold production – ounces (thousands)	827	721	340
Gold sales per ounce	$ 334	$ 317	$ 320(1)
Production costs per ounce			
Direct mining costs	$ 233	$ 214	$ 206
Applied (deferred stripping)	(1)	(1)	1
By-product credits	(24)	(18)	(20)
Cash operating costs per ounce	208	195	187
Royalties	3	2	4
Production taxes	1	1	2
Total cash costs per ounce	212	198	193
Amortization	66	48	43
Reclamation	18	36	14
Total production costs per ounce	$ 296	$ 282	$ 250
Cash margin per ounce	$ 122	$ 119	$ 127
Capital expenditures (millions)	$ 6	$ 2	$ 8
Mineral reserves (millions of ounces)	1.6	1.1	-

1. $365 per ounce on 50% of production and assumed spot gold price of $275 per ounce on 50% of production.

Expenses

EXPLORATION AND BUSINESS DEVELOPMENT

Total exploration and business development expenditures were $103 million in 2001, compared to $149 million in 2000. About half of the expensed exploration and business development costs came in South America, with the balance spent in North America (17 percent), Tanzania (9 percent), Australia (8 percent) and the remainder on business development activities, which include evaluation and due diligence of corporate transactions. Our exploration strategy is to maintain a geographic mix of projects at different stages in the exploration sequence. The world's changing economic conditions demand that major mining companies undertake more early stage exploration than in the past because junior exploration companies are no longer active, and there are fewer new discoveries to buy or joint ventures to fund. Accordingly, we are engaged in significant early stage exploration in four major areas where we possess significant infrastructure: Peru, Tanzania, Australia and Chile/Argentina.

For 2002, exploration and business development expenditures are expected to total $52 million, of which 32 percent is expected to be spent in South America, 23 percent in North America, with 15 percent spent in Tanzania and Australia. The lower exploration expense reflects our intent to convert Veladero to proven and probable reserves for US reporting purposes in the first half of 2002, and $13 million (after-tax) in synergies from combining regional exploration offices and projects as a result of the Homestake merger. Assuming Veladero is brought into reserves, ongoing development work in the order of an estimated $30 million, at the property is expected to be capitalized.

AMORTIZATION

Amortization totaled $501 million, or $76 per ounce in 2001, compared to $493 million, or $79 per ounce in 2000. The increase in amortization is due in large part to 7 percent higher gold sales, partially offset by lower per ounce amortization at Other Properties. For 2002, amortization is expected to decrease to $492 million due to a 10 percent decrease in ounces sold, partially offset by higher amortization at certain properties. On a per ounce basis, amortization is expected to increase to $83 per ounce, due to higher amortization at Goldstrike with the completion of construction of Rodeo at Meikle in 2001, the reduction of reserves at Meikle and higher amortization at the Canadian Properties. Longer term, we expect amortization to remain in the $75 to $85 per ounce range depending on exploration success at our operating mines. Our new development projects are expected to have per ounce amortization rates of between $50 and $75 per ounce, which could bring our overall per ounce amortization charge down over time.

ADMINISTRATION

In 2001, administration costs increased $11 million, or 15 percent over the prior year. For 2002, administration costs are expected to decline $31 million to $55 million, reflecting the first year of integrating the two companies and the associated administrative synergies. The costs for 2002 include the cost of certain Homestake offices through the first quarter of the year, following which closures are scheduled.

INTEREST EXPENSE

We incurred $67 million in interest costs in 2001, related primarily to the Company's $500 million of debentures, the $200 million Bulyanhulu project financing and Homestake's $140 million line of credit. Of the amount incurred, $25 million was expensed, with the balance of $42 million capitalized to development and construction activities at Bulyanhulu, Rodeo and Pascua-Lama.

For 2002, interest costs are expected to decline to $55 million, $12 million lower than 2001, as a result of declining interest rates and the repayment in December of Homestake's $140 million line of credit. With the completion of Bulyanhulu and Rodeo, the near term focus of development at Veladero and the suspension of significant activities at Pascua-Lama, the Company expects to expense virtually all of the interest incurred in 2002.

MERGER AND RELATED COSTS

Under US GAAP, the cost of the Homestake merger ($117 million) - including severance payments, advisory, legal, accounting, and other costs associated with combining the two companies - was charged to income in the fourth quarter, upon completion of the merger. As the integration unfolded, the mandate of the operational review team expanded to involve site visits to our eight key assets on four continents during the five months between the date of the announcement and the completion of the merger. While this expanded mandate also contributed to higher merger-related costs, the review team identified opportunities for improvements at each of our properties with potential for increased cost savings and production, and management intends to work with its mine managers to implement changes this year and next.

LITIGATION

On January 15, 2002 the Supreme Court of British Columbia ruled in favor of Inmet Mining Corporation and against Homestake Canada ("HCI") in connection with litigation relating to the proposed sale of the Troilus gold mine to HCI in 1997. The judgement, which we have appealed, was for C$88 million. We recorded a provision for this judgement of US$59 million in the fourth quarter of 2001 (see note 17C of the notes to consolidated financial statements).

INTEREST AND OTHER INCOME

Interest and other income increased to $32 million from $14 million in 2000. Lower losses incurred for foreign currency translation of intercompany debt and closure costs associated with certain operations more than offset the lower interest income earned on cash and short-term investments resulting from lower interest rates. With $733 million in cash and short-term investments combined with the free cash flows expected in 2002, assuming additional cash is not utilized for an acquisition or the development of a project earlier than expected, interest income should increase.

NON-HEDGE DERIVATIVE GAINS (LOSS)

For 2001, we chose not to elect hedge accounting on any contracts outside of our normal gold sales contracts. The total market gain on these derivative positions was $33 million in 2001, related primarily to option premiums earned and to the decline in US dollar interest rates.

We make use of a number of strategies to reduce risk and improve returns in our Premium Gold Sales Program, which result in recognizing the instruments on the balance sheet at fair value and recording changes in fair value through the income statement.

Our Premium Gold Sales Program represents a "AA-" rated off-balance sheet asset worth a notional amount of $5.5 billion, on which we earn interest at fixed rates with a diversified group of counterparties with strong credit ratings. To improve returns, we have diversified this asset by investing approximately $1 billion or 17 percent of the overall Program into an off-balance sheet fixed-income portfolio of corporate securities with a number of top fund managers, with changes in fair value being reflected in the income statement and on the balance sheet.

We have locked in gold borrowing costs on approximately two-thirds of the overall Program while maintaining floating lease rates on the balance to maximize the forward premium earned. While the fixed lease rates are normal sale contracts and are off-balance sheet, the floating lease rate contracts are recorded on the balance sheet at fair value.

Third, we sell gold call options to generate additional revenue. The calls are written at prices at which we would be comfortable adding to our forward sales program if we are exercised. We have the ability to convert the call options exercised, at our discretion, including related premium income, into spot deferred contracts, which accrue contango (US$ Interest Rate - Gold Lease Rate) the new delivery date. The call options and the premiums from expired options are recorded on the balance sheet and the fair value adjusted through earnings.

Outside of the gold program, we make use of other hedges to manage our cash flows, specifically: foreign currency hedges on Canadian dollars and Australian dollars to cover approximately one or two years of operating costs; by-product revenues, primarily silver, to reduce volatility on our operating costs and other interest rate hedging through which we have locked in the rates on our $200 million Bulyanhulu project financing, for the full nine-year term at an all in rate of approximately 8 percent. We also lock in interest rates on our cash deposits. All of these derivative instruments are recognized on the balance sheet and changes in the fair value are recorded in Non-hedge derivative gain (loss) on the income statement.

INCOME TAXES

The Company's effective tax rate for 2001 was 5 percent, compared to 27 percent in 2000, before merger costs, litigation and mining asset provisions. The 22 percent decline in the effective tax rate is primarily attributable to a higher portion of earnings being realized in lower tax rate jurisdictions. We expect the tax rate to remain below 10 percent in 2002, with the benefit of $20 million of tax synergies associated with the Homestake merger, primarily related to integrating our North American operations. If gold prices were to rise to $400 per ounce, we would expect the tax rate to rise to the 25 to 30 percent range with a higher portion of earnings being earned in the United States, Canada, Australia and Peru where tax rates are higher.

LIQUIDITY AND CAPITAL RESOURCES

We believe our ability to generate cash flow from operations to reinvest in our business is one of our fundamental financial strengths. Combined with our large cash and short-term investment balance of $733 million at the end of 2001, and our $1 billion undrawn bank facility, which we are in the process of renewing, we have sufficient access to capital resources if required. We anticipate that our operating activities in 2002 will continue to provide us with cash flows necessary for us to continue developing our internal projects and to provide financing for potential acquisitions. However, reduced gold prices could reduce our cash flow from operations.

We generated operating cash flow of $721 million in 2001, compared to $940 million in 2000. The lower cash flow in 2001 is due in large part to the change in working capital of approximately $74 million with the completion of construction at Bulyanhulu and Rodeo, as well as merger-related charges of $52 million paid during the year. Higher cash costs ($7 per ounce) and lower average realized prices for our gold sales ($17 per ounce) compared to the prior year contributed to the decline in operating cash flows by $42 million. With 50 percent of our gold expected to be sold in the spot market in 2002, the volatility of gold prices could affect the amount of our operating cash flow.

OFF-BALANCE SHEET ITEMS

The Company does not engage in off-balance sheet financing activities. We do not have any off-balance sheet debt obligations, special purpose entities or unconsolidated affiliates. The most significant off balance sheet items are our spot deferred sales contracts, unaccrued future reclamation obligations and our mineral gold reserves, each of which is discussed below.

Spot deferred contracts

The objective of our hedging program is to optimize the price we receive on our gold sales, while reducing risk. As discussed in note 16 to our consolidated financial statements, we use Over-the-Counter (OTC) contracts. Our spot deferred sales contracts that meet the FASB 138 exemption for Normal Purchase and Sale do not appear on our balance sheet as they simply represent agreements to sell gold that we produce at pre-defined quantities and prices. We carefully manage this off-balance sheet item, which currently has a notional value of $5.5 billion (present value of 18.2 million ounces in spot deferred contracts at an average future delivery price of approximately $345 per ounce). These funds are on deposit with a diversified group of counterparties with a strong average credit rating of "AA-". All other derivative instruments are recognized on the balance sheet at fair value and described in note 16.

Our Premium Gold Sales Program has no leveraged options - and no margin calls at any gold price.

Future Reclamation Liability

The unaccrued portion of our future reclamation liability is an off-balance sheet obligation (see note 8 to the consolidated financial statements). Having gained experience closing a number of mines over the past five years, we have been able to improve operating procedures at our mines to reduce this ultimate liability. We believe that our annual review of our future obligations is conservative.

Mineral Gold Reserves

Our largest off-balance sheet item is actually our mineral reserves. At more than four times the size of the Company's forward sales program, our mineral reserves provide a sufficient means to meet commitments under our forward sales program.

INVESTING ACTIVITIES

Our principal investing activities are for sustaining capital at our existing operating properties, new mine development and property and company acquisitions.

Capital Expenditures

Capital expenditures for 2001 totaled $607 million, compared to $710 million in 2000. Principal expenditures included $312 million in North America, comprised primarily of: Betze-Post deferred stripping costs ($129 million), underground development of Meikle and Rodeo at the Goldstrike Property ($90 million), and underground development at the Canadian Mines ($23 million). In Tanzania, capital expenditures included construction and development work at the Bulyanhulu Mine ($153 million). In Australia, capital expenditures were $46 million to cover underground development and new mining equipment, while in South America capital expenditures were $96 million, primarily for Pierina ($27 million) and engineering and development work and capitalized interest at Pascua-Lama ($69 million).

For 2002, capital expenditures are expected to decline to $354 million, including $126 million of deferred stripping costs, which would be the lowest level in 14 years. The principal expenditures include $195 million in North America, primarily due to deferred stripping costs at Betze-Post ($110 million) and underground development at Meikle and the Canadian Mines; in Tanzania, underground development and processing upgrades at the Bulyanhulu Mine ($56 million); in Australia ($40 million), primarily to expand underground operations at Plutonic and sustaining capital; and $63 million in South America, primarily for metallurgical test work and feasibility and environmental work at Veladero and Pascua-Lama. For existing operating mines, longer-term sustaining capital for the existing production base is estimated at $150 million annually.

Short-term Investments

Short-term investments consist of cash invested in highly-rated, liquid, government and corporate securities with maturities of greater than 90 days and less than one year. These investments are classified as available-for-sale. We extended the term of the investments to improve the interest earned, thereby moving these investments from cash to short-term investments in 2001.

FINANCING ACTIVITIES

Our financing activities include borrowings for new project development such as the Bulyanhulu project financing, dividend payments and share issuances.

Repayment Schedule

(in millions of US dollars)	2002	2003	2004	2005	2006+	Total
Long-term debt	$ 9	$ 23	$ 45	$ 35	$ 690	$ 802
Reclamation and closure obligations	80	45	40	25	380	570
Total	$ 89	$ 68	$ 85	$ 60	$ 1,070	$ 1,372

We used the cash generated by operations to reduce our long-term debt by $97 million, repaying the $140 million Homestake line of credit in December 2001, partially offset by the final drawdown of the Bulyanhulu project financing of $49 million. Total borrowings under this facility are $200 million, which averaged an interest rate of 7.3 percent in 2001. Debt repayments due over the next five years total $150 million. Of the total debt, 87 percent is fixed at interest rates between 7.5 and 8 percent for the term of the debt with the balance of debt, primarily variable-rate bonds, subject to rate fluctuations, in which the average rate was 1.9 percent in 2001, down from 4.9 percent in 2000.

We have an undrawn, unsecured credit agreement for a maximum of $1 billion which has a drawn interest rate of Libor plus 22.5 basis points. We are currently negotiating with a group of lenders to extend the term of the undrawn facility, which expires in December 2002. Based on our strong balance sheet, large, low-cost asset base and strong free cash flows, we anticipate the renewal of the agreement during the first half of 2002 for a further five-year term. If the credit facility were not renewed, it would not impact our ability to manage our operations in 2002 or beyond. However, it may impact the amount of cash available for use in either property or company acquisitions and cause us to seek to finance future transactions utilizing equity rather than debt.

Other long-term obligations, which consist primarily of reclamation and closure costs and pension and other post-retirement benefits, increased to $443 million in 2001, compared to $401 million in 2000. We have accrued $347 million of an estimated $570 million of total reclamation liability to the end of 2001. The balance of the reclamation liability is expected to be accrued at an average of $4 per ounce over each of the mines' remaining production lives. Of this amount we anticipate spending $190 million on these activities through 2005.

For 2002, cash provided by operating activities should be similar to 2001, with lower production and marginally higher cash costs offset by the financial and administration synergies of $60 million after tax. Capital spending is expected to decline to $354 million, including deferred stripping costs of $126 million, resulting in substantial free cash flows in 2002. As a result, we anticipate cash and short-term investments balances rising in 2002, unless we acquire mining properties or companies using cash. If the development projects currently underway prove able to generate a return sufficiently in excess of our cost of capital at current gold prices, we may begin constructing several of these projects over the 2003 to 2006 period, using a portion of the cash balance in combination with project financing.

LIQUIDITY RISKS

We have a large, diversified asset base on four continents with a portfolio of mines that have an established track record of meeting production and cost targets. As a result we do not view operating risk as a significant exposure to our liquidity.

We have several potential new projects at various stages of development, with those closest to possible construction in Chile, Argentina, and Australia. We anticipate that we would seek third-party financing for a portion of the development cost for each of these projects, similar to the financing of Bulyanhulu, where we obtained $200 million in project financing out of a total development cost of $280 million. We expect that in the current environment, project financing is available for Chile and Australia. We are currently working to determine the availability of project financing on economic terms for Veladero in Argentina. If project financing were not available for this project, we would have to decide either to use our own cash resources, corporate debt or defer the project until suitable financing was available.

FINANCIAL RISK MANAGEMENT

In the normal course of business, we are exposed to commodity price risk, interest rate risk, foreign currency exchange risk and credit risk. On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires enterprises to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. The requisite accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. For an explanation of our accounting treatment for derivative instruments, and a summary of derivative instruments outstanding at December 31, 2001 you should refer to notes 2H and 16 in our consolidated financial statements.

While we make extensive use of OTC contracts (rather than exchange-traded contracts), these contracts are highly liquid instruments where pricing inputs are readily available from independent sources. Changes in the value of derivative instruments are affected by changes in interest rates, gold lease rates, currency exchange rates and commodity prices.

Our hedging activities employ well established practices which are subject to the oversight of the Finance Committee of the Board of Directors as discussed in more detail in note 16B to our consolidated financial statements. In addition, we maintain a separate compliance function to independently monitor and verify hedging activities and segregate duties of personnel responsible for entering into transactions from those responsible for recording transactions.

COMMODITY PRICE RISK

Our earnings and cash flows from operations depend on the margin above fixed and variable expenses at which we are able to sell gold. Currently, approximately half of our annual gold production will be sold under fixed-price spot deferred contracts, with the remainder sold on the spot market. The spot price of gold has fluctuated substantially in recent years and depends on many factors, including worldwide demand for gold bullion, changes in economic conditions, political conditions, level of gold production and levels of central bank sales of gold.

We enter into spot deferred contracts to establish prices for future gold production and to hedge against future volatility in gold prices. The key terms of these contracts and the contracts outstanding at December 31, 2001 are disclosed in note 16 to the consolidated financial statements. These contracts are accounted for as normal sales contracts and consequently are not recorded on the balance sheet.

The contracts are subject to the provisions of our master trading agreements with counterparties, which define the key terms and conditions. In particular, we are able to select a delivery date acceptable to us at any time over a period of up to 15 years, enabling us to sell our production at the higher of the sale price under the contract and the spot price of gold at the time the gold is produced. We are not subject to margin requirements should increases in the spot gold price result in a large unfavorable mark-to-market position.

The master trading agreements impose various restrictions and covenants on us including: the maintenance of a consolidated net worth of at least $1.75 billion; outstanding commitments under gold contracts cannot exceed two-thirds of our proven and probable reserves; we must produce at least 1.5 million ounces of gold annually; and we are subject to restrictions related to the sale of certain assets.

While the mark-to-market positions under our commodity hedging contracts will fluctuate with commodity prices, as a producer, our liquidity exposure due to outstanding derivative instruments tends to increase when commodity prices increase. Consequently, we are most likely to have our largest unfavorable mark-to-market position in a high commodity price environment when it is least likely for a credit support requirement to occur.

We have run sensitivity tests on the impact on our liquidity if spot gold prices fell to $200 per ounce. Based on that analysis, if nothing else changed other than gold price, we would expect to have sufficient cash flow from operations to cover our cash operating costs, sustaining capital spending programs, existing debt repayments and dividends.

INTEREST RATE RISK

Our interest rate risk exposure primarily relates to changes in fair value of fixed rate debt obligations and borrowing costs on variable-rate obligations. Additionally, we have entered into interest rate swaps and total return swaps to manage the contango yield implicit in our spot deferred contracts, which result in increased sensitivity to changes in interest rates. Contrary to most businesses, we are adversely affected by lower interest rates rather than higher rates. In higher interest rate environments, we earn higher premiums for our spot deferred sales program because the forward price is primarily a function of US interest rates, as well as higher interest income on our cash balance. Of our current debt outstanding, 87 percent of the interest is fixed for the term of the debt, while that balance is primarily variable-rate bonds which bear lower interest rates.

FOREIGN CURRENCY EXCHANGE RISK

While we operate on four continents, we do not view currency fluctuations as a significant risk because our revenues and most of our cost base is denominated in United States dollars. Over half of the Company's production is based in North America, while most of our Peruvian and Tanzanian costs other than labor, such as diesel fuel, reagents and equipment are denominated in United States dollars. Australian production costs are primarily denominated in Australian dollars and therefore we have hedged approximately two years of local cash costs.

CREDIT RISK

In the normal course of business, we have performance obligations, which are supported by surety bonds or letters of credit. These obligations are primarily site restoration and dismantlement, royalty payments and exploration programs where governmental organizations require such support.

We believe that the factors given most weight in our "A" credit rating are: our market capitalization; the strength of our balance sheet, including the amount of net debt; our historical and future ability to generate free cash flow; the protection afforded to us by our hedging program; the quality and quantity of our gold reserves; and the geographic location of our assets. Changes in our credit rating would not affect our existing debt obligations or hedging contracts, but could impact the cost of borrowing under new financing agreements, as well as the length of our trading lines for new contracts.

We manage and control counterparty credit risk through established internal control procedures which are reviewed on an ongoing basis. We attempt to mitigate credit risk exposure to counterparties through formal credit policies and monitoring procedures. We diversify across approximately 20 counterparties having an average credit rating of "AA", which are well established bullion banks or large commercial banks. In the normal course of business, collateral is not required for financial instruments with credit risk. Historically, we have suffered minimal credit risk related losses.

CRITICAL ACCOUNTING POLICIES

Our accounting policies are described in note 2 to our consolidated financial statements. We prepare our consolidated financial statements in conformity with US GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. We consider the following policies to be most critical in understanding the judgements that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS

In accordance with the provisions of SFAS 133, we have elected to treat our spot deferred contracts as normal sales contracts, and we have documented compliance with the criteria in paragraph 10(b) of SFAS 133. Alternatively, we could have elected not to designate these contracts as normal sales with the effect that in accordance with SFAS 133 they would be recorded on our balance sheet at their fair value with changes in fair value recorded in either other comprehensive income or current-period earnings depending on effects of application of the hedge accounting rules under SFAS 133.

PROPERTY, PLANT AND EQUIPMENT

In accordance with our accounting policy for property, plant and equipment, we capitalize costs incurred on properties after proven and probable reserves have been identified. Upon commencement of gold production, we amortize capitalized property acquisition and mine development costs under the units of production method.

The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data. The data for a given ore body may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. As a result, material revisions to existing reserve estimates may occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the subjective decisions and variances in available data for each ore body make these estimates generally less precise than other estimates used in the preparation of the financial statements.

Changes in reserve quantities would cause corresponding changes in amortization expense in periods subsequent to the quantity revision, and could result in impairment of the carrying amount of property, plant and equipment.

Changes in gold and silver prices from those assumed in preparing projections and forward-looking statements could cause our actual financial results to differ materially from projected financial results and can also impact our determination of reserves. In addition, periods of sharply lower commodity prices could affect our production levels and/or result in the impairment of property, plant and equipment. Additionally, low commodity prices could cause us to curtail capital spending projects and delay or defer exploration or development projects.

CONTINGENCIES

We account for contingencies in accordance with SFAS No. 5, "Accounting for Contingencies". SFAS No. 5 requires that we record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements, and the amount of the loss can be reasonably estimated.

Accounting for contingencies such as environmental, legal and income tax matters requires us to use our judgement to determine the amount to be recorded on our financial statements in connection with those contingencies.

RISK FACTORS

This management's discussion and analysis includes forward looking statements, relating to among other things, production, cash flows, costs, capital expenditures or other financial items. These statements also relate to our business strategy, goals and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We have used the words "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "will" and similar terms and phrases to identify forward looking statements.

Although we believe the assumptions upon which these forward looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect the results of our operations and whether the forward looking statements ultimately prove to be correct. Actual results and trends in the future may differ materially depending on a variety of factors including, but not limited to:

- changes in the prices of commodities which we produce or which we consume in connection with our operations;
- our ability to (1) successfully integrate acquisitions, including the Homestake merger, and (2) identify and complete future strategic acquisitions;
- adverse changes in our credit rating;
- changes in interest rates, gold lease rates and the condition of the capital markets;
- political developments in foreign countries;
- risks associated with foreign investments and operations;
- risks associated with mining, including unusual or unexpected formations, pressures, cave-ins or environmental hazards;
- federal, state and provincial environmental, economic, safety and other policies and regulations, any changes therein, and any legal or regulatory delays or other factors beyond our control;
- adverse rulings, judgements, or settlements in litigation or other legal or tax matters, including unexpected environmental remediation costs in excess of any reserves;
- continued exploration or development of projects may not be justified because of the commodity price environment at the time or because of the results of work completed and the amount of future development costs for such projects.

Many of these factors are described in greater detail in our Annual Information Form which is filed with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

Outlook

While we cannot predict future performance, we believe considerable opportunities exist within our existing asset base for profitable growth, not only from our new projects but from our operating mines as well. We believe consolidation and rationalization of the gold industry will continue and with our strong balance sheet and substantial cash flows, we believe we are well positioned to participate if it adds value to our company.

For 2002, half of our production of 5.7 million ounces of gold is expected to be sold at $365 per ounce, with the balance at spot gold prices. With total cash costs of $167 per ounce, total production costs are expected to be $254 per ounce. In addition, the Company expects administration and exploration expenses to decline to $55 million and $52 million respectively, benefiting from the synergies from the Homestake merger. Interest expense is expected to be $55 million, as the Company will no longer be capitalizing interest, with the completion of Bulyanhulu and Rodeo and the deferral of Pascua-Lama. Capital spending is expected to decrease to $228 million (excluding deferred stripping costs of $126 million). This would be the lowest level in 14 years, which, based on current gold prices, would result in the highest free cash flows in our history.

We enter 2002 with the strongest balance sheet in the gold mining industry, high-quality assets, a cash and short-term investment position of $733 million and virtually no net debt.

NON-GAAP MEASURES

We have included a measure of earnings before unusual items because we believe that this information will assist investors' understanding of the level of our core earnings and to assess our performance in 2001 compared to the prior year. We believe that conventional measures of performance prepared in accordance with generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. They are furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Below is a reconciliation of net income to these non-GAAP performance measures.

Reconciliation of Net Income Before Unusual Items to GAAP Net Income (Loss)

Twelve months ended December 31, 2001, 2000, 1999 (in millions of United States dollars)	2001	2000	1999
Net income before unusual items	$ 245	$ 168	$ 259
Unusual items (net of tax effects):			
Merger and related charges	(107)	-	(3)
Litigation	(42)	-	-
Provision for mining assets	-	(1,357)	(12)
Net income (loss) for the year	*$ 96*	*$ (1,189)*	*$ 244*

We have included cash costs per ounce data because we understand that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. We believe that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of the operating mines to generate cash flow. The data is furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

We also make reference to the term "free cash flow", which we define as cash flow from operations less cash used in investing activities. This cash is available to reinvest in our business or to return to shareholders, either through dividends or share repurchases.

Reconciliation of Total Cash Costs Per Ounce to Financial Statements

Twelve months ended December 31, 2001, 2000, 1999 (in millions of United States dollars except per ounce amounts)	2001	2000	1999
Operating costs per financial statements	$ 1,080	$ 950	$ 936
Reclamation and closure costs	(60)	(50)	(45)
Operating costs for per ounce calculation	$ 1,020	$ 900	$ 891
Ounces sold (thousands)	6,278	5,794	5,861
Total cash costs per ounce	*$ 162*	*$ 155*	*$ 152*

Total cash costs per ounce data is calculated in accordance with The Gold Institute Production Cost Standard (the "Standard"). The Gold Institute is a worldwide association of suppliers of gold and gold products and includes leading North American gold producers. Adoption of the Standard is voluntary, and the data presented may not be comparable to data presented by other gold producers. Cash costs per ounce are derived from amounts included in the Statements of Income and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration costs.

Management's Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company. The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles and reflect Management's best estimates and judgements based on currently available information. The Company has developed and maintains a system of internal accounting controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

JAMIE C. SOKALSKY
Senior Vice President
and Chief Financial Officer
Toronto, Canada
February 8, 2002

Auditors' Report to the Shareholders of Barrick Gold Corporation

We have audited the consolidated balance sheets of Barrick Gold Corporation as at December 31, 2001 and 2000 and the consolidated statements of income, cash flow and changes in shareholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in both Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in accordance with United States generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, during 2001 the Company changed its policy on accounting for derivative instruments, and during 2000 the Company changed the policy on revenue recognition for gold sales.

On February 8, 2002, we reported separately to the shareholders of Barrick Gold Corporation on the financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Canada
February 8, 2002

Consolidated Statements of Income

Barrick Gold Corporation
for the years ended December 31, 2001, 2000 and 1999
(in millions of United States dollars, except per share data, US GAAP basis)

	2001	2000 (note 1)	1999 (note 1)
Gold sales	$ 1,989	$ 1,936	$ 2,057
Costs and expenses			
Operating	1,080	950	936
Amortization	501	493	543
Administration	86	75	81
Exploration and business development	103	149	139
Merger and related costs (note 12)	117	-	5
Provision for mining assets and other unusual charges (note 13)	59	1,627	15
	1,946	3,294	1,719
Interest and other income	32	14	46
Interest on long-term debt (note 7F)	(25)	(26)	(29)
Non-hedge derivative gains (loss) (note 16E)	33	(5)	4
Income (loss) before income taxes and other items	83	(1,375)	359
Income taxes (note 10)	14	209	(115)
Income (loss) before changes in accounting principles	97	(1,166)	244
Cumulative effect of changes in accounting principles (notes 2H(i) and 2I)	(1)	(23)	-
Net income (loss) for the year	$ 96	$ (1,189)	$ 244
Comprehensive income (loss) for the year (note 18)	$ 84	$ (1,256)	$ 276
Per share data (note 11)			
Net income (loss) before changes in accounting principles			
Basic	$ 0.18	$ (2.18)	$ 0.46
Diluted	0.18	(2.18)	0.45
Net income (loss)			
Basic	0.18	(2.22)	0.46
Diluted	0.18	(2.22)	0.45

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flow

Barrick Gold Corporation
for the years ended December 31, 2001, 2000 and 1999
(in millions of United States dollars, US GAAP basis)

	2001	2000 (note 1)	1999 (note 1)
Cash provided by operating activities (note 15)	$ 721	$ 940	$ 820
Cash provided by (used in) investing activities			
Property, plant and equipment	(607)	(710)	(787)
Short-term investments	(153)	130	19
Restricted cash	(24)	2	12
Purchase and sale of mining properties (note 12)	-	(141)	59
Other	5	10	17
Cash (used in) investing activities	(779)	(709)	(680)
Cash provided by (used in) financing activities			
Capital stock (note 11)	7	6	36
Long-term debt			
Proceeds	55	236	124
Repayments	(152)	(187)	(174)
Dividends	(93)	(94)	(98)
Cash (used in) financing activities	(183)	(39)	(112)
Effect of exchange rate changes on cash and equivalents	(1)	(6)	(4)
Increase (decrease) in cash and equivalents	(242)	186	24
Cash and equivalents at beginning of year	816	630	606
Cash and equivalents at end of year	$ 574	$ 816	$ 630

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

Barrick Gold Corporation
as at December 31, 2001 and 2000
(in millions of United States dollars, US GAAP basis)

	2001	2000 (note 1)
Assets		
Current assets		
Cash and equivalents	$ 574	$ 816
Short-term investments	159	6
Accounts receivable	58	59
Inventories and deferred expenses (note 3)	223	285
	1,014	1,166
Property, plant and equipment (note 4)	3,912	3,994
Other assets (note 5)	276	233
	$ 5,202	$ 5,393
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 6)	$ 521	$ 587
Current portion of long-term debt (note 7)	9	3
	530	590
Long-term debt (note 7)	793	901
Other long-term obligations (note 8)	443	401
Deferred income taxes (note 10)	244	311
	2,010	2,203
Shareholders' equity		
Capital stock (note 11)	4,062	4,051
Deficit	(763)	(766)
Accumulated other comprehensive loss	(107)	(95)
	3,192	3,190
	$ 5,202	$ 5,393

Commitments and contingencies (note 17)

See accompanying notes to consolidated financial statements.

Signed on behalf of the Board

Randall Oliphant
Director

C. William D. Birchall
Director

Consolidated Statements of Changes in Shareholders' Equity

Barrick Gold Corporation
for the years ended December 31, 2001, 2000 and 1999
(in millions of United States dollars, US GAAP basis)

	Capital stock			Accumulated other comprehensive income (loss)			
	Shares (millions) (note 11)	Amount	Retained earnings (deficit)	Cumulative foreign currency translation adjustments	Derivative instruments	Other	Total shareholders' equity
Balance December 31, 1998	531	$ 3,989	$ 371	$ (66)	$ -	$ 6	$ 4,300
Issued for cash	3	36					36
Net income			244				244
Dividends paid			(98)				(98)
Other comprehensive income (note 18)				29		3	32
Balance December 31, 1999	534	4,025	517	(37)	-	9	4,514
Issued for cash	1	9					9
Issued on purchase of mining property (note 12C)	1	17					17
Net loss			(1,189)				(1,189)
Dividends paid			(94)				(94)
Other comprehensive loss (note 18)				(60)		(7)	(67)
Balance December 31, 2000	536	4,051	(766)	(97)	-	2	3,190
Issued for cash	-	11					11
Net income			96				96
Dividends paid			(93)				(93)
Other comprehensive income (loss) (note 18)				(26)	24	(10)	(12)
Balance December 31, 2001	536	$ 4,062	$ (763)	$ (123)	$ 24	$ (8)	$ 3,192

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Barrick Gold Corporation
Tabular dollar amounts in millions of United States dollars, unless otherwise indicated, US GAAP basis. References to C$ and A$ are Canadian and Australian dollars, respectively.

1 NATURE OF THE COMPANY

Barrick Gold Corporation ("Barrick" or the "Company") is engaged in the production of gold and related activities including exploration, development, mining and processing. These activities are conducted principally in the United States, Canada, Australia, Peru, Tanzania, Chile and Argentina. They require the use of specialized facilities and technology. The Company relies on such facilities to maintain its production levels. Also, the cash flow and profitability of the Company is affected by the market price of gold, operating costs, interest rates and exploration expenditures. The Company operates internationally, and accordingly, is exposed to fluctuations in currency exchange rates, political risk and varying levels of taxation. While the Company seeks to manage these risks, many of them are beyond its control.

On December 14, 2001, a wholly-owned subsidiary of Barrick merged with Homestake Mining Company ("Homestake"). The merger was accounted for as a pooling-of-interests. The consolidated financial statements give retroactive effect to the merger, with all periods presented as if Barrick and Homestake had always been combined. Certain reclassifications have been made to conform the presentation of Barrick and Homestake (see note 12A).

2 SIGNIFICANT ACCOUNTING POLICIES

The United States dollar is the principal currency of measure of the Company's operations. The Company prepares and files its primary consolidated financial statements in United States dollars and in accordance with generally accepted accounting principles ("GAAP") in the United States. Consolidated financial statements prepared in accordance with Canadian GAAP (in United States dollars) have been mailed to shareholders and filed with various regulatory authorities. Summarized below are those policies under United States GAAP considered particularly significant for the Company. References to the Company included herein mean the Company and its consolidated subsidiaries.

A Use of estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

B Basis of consolidation

These consolidated financial statements include the accounts of Barrick and the more-than-50%-owned subsidiaries that it controls. All material intercompany transactions and balances have been eliminated upon consolidation. Barrick controls its subsidiaries through existing majority voting interests in accordance with long-standing practice in extractive industries. The Company presents its proportionate share of assets, liabilities, revenues and expenses of unincorporated joint ventures in which it has an interest under each of the respective major captions in the balance sheets and statements of income.

C Translation of foreign currencies

Following the merger with Homestake, the functional currency of all of the Company's operations has been determined to be the United States dollar. Historically, Homestake had considered that for certain non-United States subsidiaries the local currency was the functional currency. However, following the merger various changes in economic facts and circumstances, including a change in the denomination of selling prices for gold production and also for financing transactions from the local currency to the United States dollar, caused Barrick to determine that from 2002 onwards the United States dollar was the appropriate functional currency. For periods in which the local currency was considered the functional currency the financial statements of non-United States subsidiaries have been translated as follows: assets and liabilities using period-end exchange rates; and revenues and expenses at average rates for the period. Resulting translation adjustments are included in accumulated other comprehensive income in shareholders' equity. Transaction gains and losses are included in the statements of income under interest and other income.

D Cash and equivalents

Cash and equivalents comprise cash, term deposits and treasury bills, with original maturity dates of less than 90 days. The Company believes that no concentrations of credit risk exist with respect to cash and equivalents.

E Inventories

Gold in process, ore in stockpiles and mine operating supplies are valued at the lower of average production cost and net realizable value.

F Short-term investments

Short-term investments principally consist of highly rated and liquid government and corporate securities with original maturities in excess of three months and current maturities of less than twelve months from the balance sheet date. The Company classifies all short-term investments as available-for-sale. Unrealized gains and losses on these investments are recorded in accumulated other comprehensive income, a separate component of shareholders' equity, except that declines in market value judged to be other than temporary are recognized in determining net income.

G Property, plant and equipment

(i) Property acquisition and mine development costs

Mine development costs are capitalized on properties after proven and probable reserves have been identified. Prior to identifying proven and probable reserves, development costs are expensed as incurred. Amortization is calculated using the units of production method over the expected operating lives of the mines based on the estimated recoverable ounces of gold in proven and probable reserves.

Financing costs, including interest, are capitalized on the basis of expenditures incurred for the acquisition of assets and mineral properties and/or related development activities, without restriction to specific borrowings, while activities necessary to prepare the asset or property for its intended use are in progress. Capitalization is discontinued when the asset or property is substantially complete and ready for its intended use.

(ii) Buildings, plant and equipment

Buildings, plant and equipment are recorded at cost and amortized, net of residual value, using the straight-line method based on the estimated useful lives of the assets. The maximum estimated useful life of buildings and mill equipment is 25 years and of mine equipment is 15 years. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which increase productive capacity or extend the useful life of an asset are capitalized and amortized over the remaining estimated useful life of that asset.

(iii) Deferred stripping costs

Mining costs incurred on development activities comprising the removal of waste rock at open-pit mines, commonly referred to as "deferred stripping costs", are capitalized under property, plant and equipment. Amortization, which is calculated using the units of production method based on estimated recoverable ounces of proven and probable gold reserves, is charged to operating costs as gold is produced and sold, using a stripping ratio calculated as the ratio of total tons to be moved to total gold ounces to be recovered over the life of mine, and results in the recognition of the cost of these mining activities evenly over the life of mine as gold is produced and sold. The application of the accounting for deferred stripping costs and resulting differences in timing between costs capitalized and amortization generally results in an asset on the balance sheet, although it is possible that a liability could arise if amortization exceeds costs capitalized for an extended period of time.

Deferred stripping costs are included in the carrying amount of the Company's mining properties for the purpose of assessing whether any impairment has occurred and is evaluated in accordance with the criteria described in note 2G(v).

(iv) Exploration expenditures
Exploration expenditures are expensed as incurred.

(v) Property evaluations
The Company reviews and evaluates the carrying amounts of its mineral properties and related buildings, plant and equipment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If the Company has reason to suspect an impairment may exist, estimated future net cash flows are prepared using estimated recoverable ounces of gold (considering current proven and probable mineral reserves); estimated future commodity price realization (considering historical and current prices, price trends and related factors); and operating costs, future capital expenditures and reclamation expenditures. Reductions in the carrying amount of property, plant and equipment to its fair value, with a corresponding charge to earnings, are recorded where the estimated future net cash flows are less than the carrying amount. Fair value is determined by discounting the estimated future net cash flows using a discount factor that represents the Company's view of the risk-adjusted rate that would be used to determine the fair value of its mining properties in a transaction between willing buyers and sellers.

Estimates of future net cash flows are subject to risks and uncertainties. It is reasonably possible that changes in circumstances may occur which could affect those future net cash flows and consequently the evaluation of the Company's property, plant and equipment for impairment purposes.

H Accounting for derivative instruments
The Company adopted Statement of Financial Accounting Standards No. 133, **Accounting for Derivative Instruments and Hedging Activities**, as amended by Statement of Financial Accounting Standards No. 137, **Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133**, an amendment of FASB Statement No. 133, and Statement of Financial Accounting Standards No. 138, **Accounting for Certain Derivative Instruments and Certain Hedging Activities**, also an amendment of FASB Statement No. 133 (collectively referred to hereafter as "SFAS 133"), on January 1, 2001.

(i) Implementation adjustments
As at January 1, 2001, the Company recorded the fair value of derivative instrument assets of $15 million in other assets, and derivative instrument liabilities of $57 million in accounts payable and accrued liabilities. Included in derivative instrument liabilities are written gold call options and total return swaps with a fair value of $45 million that were already recorded at fair value prior to the implementation of SFAS 133. Included in derivative assets are purchased gold call options that were recorded at their historic cost of $44 million prior to the implementation of SFAS 133. The adjustments to the carrying amounts of derivative assets and liabilities were recorded as at January 1, 2001 in accordance with the transition provisions of SFAS 133 as follows: a cumulative-effect loss of $1 million (net of tax of $1 million) was reflected in current period earnings, representing the fair value of previously unrecognized derivative instruments that had not historically been given hedge accounting treatment; and a cumulative-effect loss of $35 million (net of tax of $4 million) was recorded in other comprehensive income, representing the adjustment to fair value of purchased gold call options, which, together with associated spot deferred contracts, qualified for hedge accounting treatment as synthetic purchased put options prior to the implementation of SFAS 133. In addition, deferred gains of $35 million relating to gold and silver hedging contracts were reclassified on adoption of SFAS 133 from other long-term obligations to accumulated other comprehensive income.

(ii) Accounting for derivative instruments and hedging activities

In accordance with SFAS 133, all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative as either (1) a hedge of (a) the fair value of a recognized asset or liability or (b) an unrecognized firm commitment (a "fair value" hedge); (2) a hedge of (a) a forecasted transaction or (b) the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a "cash flow" hedge); (3) a foreign-currency fair-value or cash flow hedge (a "foreign currency" hedge); (4) a hedge of a net investment in a foreign operation; or (5) an instrument that is held for trading or non-hedging purposes (a "trading" or "non-hedging" instrument). Changes in the fair value of a derivative that is highly effective as, and that is designated and qualifies as, a fair-value hedge, along with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk (including changes that reflect losses or gains on firm commitments), are recorded in current-period earnings. A derivative is highly effective when the fair values or cash flows offset changes in the fair values or cash flows of a designated hedged item. Changes in the fair value of a derivative that is highly effective as, and that is designated and qualifies as, a cash flow hedge, to the extent that the hedge is effective, are recorded in other comprehensive income, until earnings are affected by the variability of cash flows of the hedged transaction. Any hedge ineffectiveness (which represents the amount by which the changes in the fair value of the derivative exceed the variability in the cash flows of the forecasted transaction) is recorded in current-period earnings. Changes in the fair value of a derivative that is highly effective as, and that is designated and qualifies as, a foreign-currency hedge are recorded in either current-period earnings or other comprehensive income, depending on whether the hedging relationship satisfies the criteria for a fair value or cash flow hedge. Changes in the fair value of non-hedging derivative instruments are reported in current-period earnings. The Company has not elected to apply hedge accounting under SFAS 133 for any of the derivative instruments outstanding during 2001.

(iii) Impact of derivatives on impairment assessments

Assets and liabilities designated as hedged items are assessed for impairment or for the need to recognize an increased obligation, respectively, according to generally accepted accounting principles that apply to those assets or liabilities. Such assessments are made after hedge accounting has been applied to the asset or liability and exclude a consideration of (1) any anticipated effects of hedge accounting and (2) the fair value of any related hedging instrument that is recognized as a separate asset or liability. The assessment for an impairment of an asset, however, includes a consideration of the gains and/or losses that have been deferred in other comprehensive income as a result of a cash flow hedge of that asset.

I Revenue recognition

Revenue from the sale of gold and by-products is recognized when the following conditions are met: persuasive evidence of an arrangement exists; delivery has occurred in accordance with the terms of the arrangement; the price is fixed or determinable and collectibility is reasonably assured. For gold bullion sold under spot deferred contracts or in the spot market, revenue is recognized on transfer of title to the gold to counterparties. For gold concentrate, revenue is recognized on transfer of legal title to the concentrate to third party smelters based on the estimated gold and silver content of the concentrate at market spot prices. Adjustments to accounts receivable between the date of recognition and the settlement date, caused by changes in the market prices for gold and silver, are adjusted through revenue at each balance sheet date.

Effective October 1, 2000, the Company implemented Staff Accounting Bulletin ("SAB") 101, Revenue Recognition. In accordance with SAB 101, revenue is recognized at the time of delivery of gold bullion to counterparties and as described above. This represented a change from the previous accounting policy whereby revenue was recognized at the time gold was in doré form, in accordance with long-standing industry practice. The impact of this change in 2000 was an increase in net loss of $25 million, as well as an increase in basic net loss per share of $0.04 including a cumulative amount of $23 million.

Notes continued

Revenue from the sale of by-products such as silver and copper is credited against operating costs. Revenue from the sale of by-products was $110 million in 2001 (2000 - $115 million, 1999 - $113 million).

J Income taxes
The Company uses the liability method of accounting for income taxes whereby deferred income taxes are recognized for the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those deferred income tax assets it believes will, more likely than not, fail to be realized. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year. Mining income taxes represent Canadian provincial taxes levied on defined profits from mining operations. Provisions are made for withholding taxes payable on anticipated repatriation of unremitted earnings of the Company's foreign subsidiaries. No provision is made for unremitted earnings which have been indefinitely reinvested.

K Earnings per common share
Earnings or loss per share are presented for basic and diluted net income (loss) and, if applicable, for net income or (loss) before the cumulative effect of a change in accounting principle. Basic earnings per share is computed by dividing net income or loss (the numerator) by the weighted average number of outstanding common shares (the denominator) for the period. The computation of diluted earnings per share includes the same numerator, but the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued (such as the common share equivalents for employee stock options).

L Comprehensive income
In addition to net income, comprehensive income includes other changes in equity during a period, such as foreign currency translation adjustments and the effective portion of changes in fair value of derivative instruments that qualify as cash flow hedges.

M Reclamation and closure costs
Estimated future reclamation and closure costs, relating to active mines, are accrued and charged to expense as revenue is recognized over the expected operating lives of the mines, using the units-of-production method based on the estimated recoverable ounces of gold contained in proven and probable reserves. Changes in the estimate of future costs for inactive mines are reflected in earnings in the period an estimate is revised.

Assumptions used to estimate closure costs are based on the work that is required under currently applicable laws and regulations as well as the obligations under existing permits for the property in question or, where applicable, use government mandated assumptions and methodologies.

N Stock-based compensation plan
The Company has a stock-based compensation plan, which is described in note 11. The Company elected to use the pro forma disclosure provisions of SFAS 123, **Accounting for Stock-Based Compensation** and has applied Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock options. In accordance with the above provisions, no compensation cost has been recognized for the Company's stock options whose exercise price was equal to the market price on the date of grant. Compensation cost relating to the Company's restricted stock unit plan is being recognized based on the fair value of the Company's stock over the period that the performance measurement and vesting criteria are estimated to be met. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to capital stock.

O Employee benefit plans

Pension costs related to defined benefit plans for certain United States employees are determined using the projected unit credit actuarial method. The Company's funding policy for defined benefit pension plans is to fund the plans annually to the extent allowed by the applicable regulations. In addition, the Company provides medical and life insurance benefits for certain retired employees. The estimated cost of such benefits is accrued and expensed over the period in which active employees become eligible for the benefits. Post-retirement medical and life insurance benefits are paid at the time such benefits are provided.

P Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement No. 141, **Business Combinations** (SFAS 141), which supersedes APB Opinion No. 16, **Business Combinations**, and SFAS 38, **Accounting for Preacquisition Contingencies of Purchased Enterprises.** This Statement will change the accounting for business combinations and goodwill. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. This Statement also establishes criteria for separate recognition of intangible assets acquired in a purchase business combination. This Statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The merger with Homestake was initiated prior to June 30, 2001, the effective date of SFAS 141, and is accounted for as a pooling-of-interests.

In June 2001, the FASB issued Statement No. 142, **Goodwill and Other Intangible Assets** (SFAS 142), which supersedes APB Opinion No. 17, **Intangible Assets.** The Statement requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The Statement is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of these Statements (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. Under an exception to the date at which this Statement becomes effective, goodwill and intangible assets acquired after June 30, 2001 will be subject immediately to the non-amortization and amortization provisions of the Statement. The Company has not yet determined the impact, if any, of this Statement on its financial statements.

In June 2001, the FASB issued Statement No. 143, **Accounting for Asset Retirement Obligations** (SFAS 143), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 amends SFAS 19, **Financial Accounting and Reporting by Oil and Gas Producing Companies**, and requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, an entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. The Company has not yet determined the impact of this Statement on its financial statements.

In October 2001, the FASB issued Statement No. 144, **Accounting for the Impairment on Disposal of Long-lived Assets** (SFAS 144), which supersedes SFAS 121, **Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of.** SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, **Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business.** SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. That requirement eliminates APB 30's requirement that discontinued operations be measured at net realizable value or that entities include under "discontinued operations" in the financial statements amounts for operating losses that have not yet occurred. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively. The Company has not yet determined the impact of this Statement on its financial statements.

3 INVENTORIES AND DEFERRED EXPENSES

	2001	2000
Gold in process and ore in stockpiles	$ 134	$ 170
Mine operating supplies	72	71
Derivative instruments (note 16E)	17	-
Purchased call options premium	-	44
	$ 223	$ 285

Gold in process and ore in stockpiles excludes $46 million (2000 - $38 million) of stockpiled ore which is not expected to be processed in the following 12 months. This amount is included in other assets.

The Goldstrike Property is the only operation that has significant stockpiled ore. These stockpiles arose from the optimization of the mining and processing plan for the Property. Stockpiles at the Property consist of two types of ore: ore that will require autoclaving, and ore that will require roasting. The processing of roaster ore commenced on start-up of the roaster facility in 2000, and both autoclave and roaster stockpiles are currently being processed and are expected to be fully processed by 2009 and 2016 respectively. The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimized based on the known mineral reserves, current plant capacity and pit design. The timing of processing of ore in stockpiles has not been significantly affected by the historic price of gold.

4 PROPERTY, PLANT AND EQUIPMENT

	2001	2000
Property acquisition and mine development costs	$ 4,433	$ 4,402
Buildings, plant and equipment	2,824	2,621
Deferred stripping costs	306	315
	7,563	7,338
Accumulated amortization	(3,651)	(3,344)
	$ 3,912	$ 3,994

The deferred stripping costs relate primarily to the Betze-Post Mine at the Goldstrike Property where the stripping ratio in 2001 was 104 tons to a recovered ounce of gold (2000 - 101 tons, 1999 - 93 tons).

5 OTHER ASSETS

	2001	2000
Assets held in trust	$ 51	$ 56
Ore in stockpiles	46	38
Taxes recoverable	36	56
Derivative instruments (note 16E)	40	-
Note receivable	17	19
Restricted cash	12	-
Deferred financing fees	11	17
Prepaid pension assets	5	7
Other	58	40
	$ 276	$ 233

6 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2001	2000
Trade accounts payable and miscellaneous accrued liabilities	$ 307	$ 535
Current portion of reclamation and closure obligations (note 8)	80	52
Merger and related costs (note 12A)	65	-
Litigation (note 17C)	56	-
Derivative instruments (note 16E)	13	-
	$ 521	$ 587

7 LONG-TERM DEBT

	2001	2000
7½% debentures	$ 500	$ 500
Project financing - Bulyanhulu	200	151
Variable-rate bonds	80	80
Capital leases	22	24
Cross-border credit facility	-	149
	802	904
Current portion	9	3
	$ 793	$ 901

A 7½% debentures

On April 22, 1997, Barrick Gold Finance Inc., a wholly owned subsidiary of the Company, issued $500 million of redeemable, non-convertible debentures. The debentures, which are guaranteed by the Company, bear interest at 7½% per annum, payable semi-annually, and mature on May 1, 2007.

B Project financing - Bulyanhulu

On May 8, 2000, a wholly owned subsidiary of the Company commenced the drawdown of a limited recourse amortizing loan of up to $200 million, provided by a syndication of international banks, to partially finance the construction, development, start-up and ongoing operation of the Bulyanhulu underground gold mining project in Tanzania. Repayment will consist of 14 equal consecutive semi-annual installments falling due on June 15 and December 15 of each year, with the first due no later than December 15, 2002 and as early as the first repayment date following completion. Completion is defined under the terms of the agreement as the satisfaction of certain physical, operational, financial, marketing, legal and environmental tests. The Company expects completion to occur in 2002. The Company has guaranteed the loan, except in the case of a political risk event occurring, until the completion date, at which point the loan will become non-recourse to the Company. This facility is insured for political risks equally by branches of the Canadian government and World Bank. The average interest rate, inclusive of political risk insurance premiums, is Libor plus 2.6% pre-completion, and increases following completion, rising in a number of steps to average approximately Libor plus 3.6%. The effective interest rate for 2001 was 7.3% (2000 - 9.2%).

C Variable-rate bonds

Wholly-owned subsidiaries of the Company have issued variable-rate, tax-exempt bonds of $17 million (due 2004), $25 million (due 2029) and $38 million (due 2032) for a total of $80 million. The Company pays interest monthly on the bonds based on variable short-term, tax-exempt obligation rates. The average interest rate at December 31, 2001 was 1.9% (2000 - 4.9%). No principal payments are required until cancellation, redemption or maturity.

Notes continued

D Credit facilities

The Company has a credit and guarantee agreement (the "Credit Agreement") with a group of international banks (the "Lenders"). The Credit Agreement provides for the Lenders to make available to the Company and subsidiaries designated by it from time to time a credit facility in the maximum amount of $1 billion or the equivalent amount in Canadian currency. The Credit Agreement, which is unsecured, matures December 2002. The facility has an interest rate of Libor plus 0.15% when utilized, and an annual fee of 0.075%. As at December 31, 2001 and December 31, 2000, no amounts were drawn under the Credit Agreement.

Homestake had a cross-border credit facility providing a total borrowing availability of $430 million. The amount drawn under the facility of $149 million was repaid in 2001 and the credit facility cancelled upon the merger with Barrick.

E Scheduled payments

Scheduled minimum repayments for each of the next five years are: 2002 - $9 million, 2003 - $23 million, 2004 - $45 million, 2005 - $35 million, 2006 - $38 million.

F Interest

Interest of $67 million was incurred during the year (2000 - $ 70 million, 1999 - $59 million). Of this amount, $42 million was capitalized to property, plant and equipment (2000 - $44 million, 1999 - $30 million).

8 OTHER LONG-TERM OBLIGATIONS

	2001	2000
Reclamation and closure costs	$ 267	$ 289
Pension and other post-retirement benefits (note 9)	89	63
Derivative instruments and deferred gains (note 16E)	60	22
Other	27	27
	$ 443	$ 401

The Company has estimated future site reclamation and closure obligations, which it believes will meet current regulatory requirements, to be $570 million, $347 million of which has been accrued to December 31, 2001 (2000 - $341 million). A total of $80 million of these accrued amounts is included in accounts payable and accrued liabilities at December 31, 2001 (2000 - $52 million).

The Company expects to spend approximately $80 million in 2002, $45 million in 2003, $40 million in 2004 and $25 million in 2005 on these activities. Future changes, if any, in regulations and cost estimates may be significant and will be recognized when applicable.

The Comprehensive Environmental Response, Compensation and Liability Act imposes heavy liabilities on persons who discharge hazardous substances. The United States Environmental Protection Agency publishes a National Priorities List ("NPL") of known or threatened releases of such substances. Homestake's former uranium millsite near Grants, New Mexico is listed on the NPL.

9 EMPLOYEE BENEFIT PLANS

A Defined benefit plans

The Company has pension plans covering certain United States employees. Pension plans covering salaried and other non-union employees provide benefits based on the employee's years of service and highest compensation for a period prior to retirement. Pension plans covering union employees provide defined benefits based on each year of service. The Company also has other post-retirement plans, which provide medical and life insurance benefits for certain retired employees.

The following table provides a reconciliation of benefit obligations, plan assets and the funded status of the plans:

	Pension benefits		Other post-retirement benefits	
	2001	2000	2001	2000
Change in benefit obligations				
Benefit obligation beginning of year	$ 238	$ 226	$ 27	$ 28
Service cost	4	3	-	-
Interest cost	16	16	2	2
Plan amendments and special terminations	39	11	-	1
Actuarial losses (gains)	17	4	-	(2)
Benefits paid	(24)	(19)	(2)	(2)
Curtailments	(11)	(3)	-	-
Benefit obligation end of year	$ 279	$ 238	$ 27	$ 27
Change in plan assets				
Fair value of plan assets beginning of year	$ 255	$ 249	$ -	$ -
Actual return on plan assets	2	24	-	-
Company contributions	1	1	2	2
Benefits paid	(24)	(19)	(2)	(2)
Fair value of plan assets end of year	$ 234	$ 255	$ -	$ -
Plan assets in excess of (less than) projected benefit obligations	$ (44)	$ 18	$ (27)	$ (27)
Unrecognized net actuarial gains	(9)	(47)	(4)	(5)
Unrecognized prior service cost	-	9	(1)	(4)
Unrecognized net transition asset	-	(1)	-	-
Accrued pension and post-retirement benefit obligations	$ (53)	$ (21)	$ (32)	$ (36)

Amounts for pension and post-retirement benefits in the consolidated balance sheets consist of the following:

	Pension benefits		Other post-retirement benefits	
	2001	2000	2001	2000
Prepaid pension asset	$ 5	$ 7	$ -	$ -
Accrued benefit liability - current	(1)	(1)	-	-
Accrued benefit liability - long-term	(57)	(27)	(32)	(36)
	$ (53)	$ (21)	$ (32)	$ (36)

Notes continued

As at December 31, the weighted average actuarial assumptions were as follows:

	Pension benefits			Other post-retirement benefits		
	2001	2000	1999	2001	2000	1999
Discount rate	6.75%	7.25%	7.75%	6.75%	7.25%	7.75%
Expected return on plan assets	8.50%	8.50%	8.50%			
Rate of compensation increase	5.00%	5.00%	5.00%			

The Company has assumed a health care cost trend rate of 7.5% for 2001, decreasing ratability to 5.0% in 2006 and thereafter.

Net periodic pension and other post-retirement benefit costs include the following components:

	Pension benefits		
	2001	2000	1999
Service cost	$ 4	$ 3	$ 5
Interest cost	16	17	16
Expected return on assets	(21)	(21)	(21)
Amortization of:			
Prior service costs	1	1	1
Actuarial gains	(2)	(1)	-
Net periodic benefit cost (credit)	(2)	(1)	1
Additional charges (credits):			
Special termination charges	39	10	-
Curtailments	(3)	2	-
Settlement credits	(1)	-	-
Total net benefit cost	$ 33	$ 11	$ 1

Special termination charges in 2001 are primarily for additional pension entitlements due under the change of control clauses for Homestake employees, triggered by the merger with Barrick. These amounts are included in merger and related costs. The comparative amount in 2000 related to the closure of the Homestake mine and was included in provisions for mining assets and other unusual charges.

	Other post-retirement benefits		
	2001	2000	1999
Interest cost	$ 2	$ 2	$ 2
Amortization of:			
Prior service costs	(1)	(1)	(1)
Actuarial gains	(1)	(1)	-
Net periodic benefit cost	-	-	1
Additional charges (credits):			
Special termination charges	(2)	1	-
Total net benefit cost (credit)	$ (2)	$ 1	$ 1

The projected benefit obligation and accumulated benefit obligation for pension plans with accumulated benefit obligations in excess of plan assets were both $48 million at December 31, 2001, and $39 million and $32 million, respectively, at December 31, 2000. These amounts pertain to a nonqualified supplemental pension plan covering certain employees and a nonqualified pension plan covering directors of the Company. These plans are unfunded. The Company has established a grantor trust, consisting of money funds, mutual funds and corporate-owned life insurance policies, to provide funding for the benefits payable under these nonqualified plans and certain other deferred compensation plans. The grantor trust, which is included in other assets, amounted to $51 million and $56 million at December 31, 2001 and 2000, respectively.

The Company announced the closure of several mines during 2001 resulting in termination costs. Health care benefits are contributory and were restricted to employees at the Homestake mine whose combined years of age and years of service exceeded 65 as of January 1, 2001. Termination benefits and certain curtailment costs were recognized during 2001 to reflect the planned closure of the mines. The assumed health care cost trend rate has a minimal effect on the amounts reported. A one percentage point change in the assumed health care cost trend rate would have increased or decreased the accumulated post-retirement benefit obligation at December 31, 2001 by $2 million and had no effect on service and interest components of net periodic costs.

B Defined contribution plans

Certain of the Company's other operations participate in defined contribution employee benefit plans. In addition, the Company has an unfunded retirement plan for certain officers. Pursuant to the plan, 15% of the officer's salary and bonus for the year are accrued and accumulated with interest until retirement. The Company's share of contributions to these plans was $12 million in 2001, $11 million in 2000 and $11 million in 1999. In 2001, the Company put in place a restricted stock unit incentive plan ("RSU Plan"). In accordance with the RSU Plan, a participant is granted a number of RSUs, where each unit will have a value equal to one Barrick common share at the time of grant. Each RSU, which vests and will be paid out on the third anniversary of the date of grant, will have a value equivalent to the then market price of a Barrick share. As at December 31, 2001 the value of the RSUs granted was $7 million. This amount has been accrued in other long-term obligations.

10 INCOME TAXES

A Income tax expense (benefit)

	2001	2000	1999
Current			
Canada	$ 14	$ 23	$ 21
United States	(7)	43	78
Peru	17	7	-
Other	12	5	1
Total	36	78	100
Deferred			
Canada	(74)	(68)	(7)
United States	33	(68)	34
Australia	4	3	(5)
Chile	-	(88)	-
Peru	(12)	(52)	-
Other	(1)	(14)	(7)
Total	(50)	(287)	15
Total income tax (benefit) expense	$ (14)	$ (209)	$ 115

As the Company operates in a specialized industry and in several tax jurisdictions, its income is subject to varying rates of taxation. Major items causing the Company's income tax rate to differ from the federal statutory rate of 38% were as follows:

	2001	2000	1999
Income tax expense (benefit) based on statutory rate	$ 32	$ (523)	$ 136
Increase (decrease) resulting from:			
Resource and depletion allowances	(11)	(29)	(49)
Earnings in foreign jurisdiction taxed at different rates	(84)	(76)	(38)
Provision for mining assets	-	331	-
Non-deductible expenses (i.e. items not tax effected)	56	35	50
Benefits of tax credits utilized	-	1	4
Changes to deferred tax assets and liabilities	(6)	36	-
Other	(1)	16	12
Income tax (benefit) expense	$ (14)	$ (209)	$ 115

The principal temporary timing differences and their tax effect are:

	2001	2000	1999
Deferred mining and exploration costs	$ -	$ (3)	$ 32
Amortization	(21)	(8)	(33)
Reclamation and closure costs	8	(8)	2
Net operating losses	(37)	(19)	6
Provision for mining assets	-	(267)	-
Other	-	18	8
Total	$ (50)	$ (287)	$ 15

B Deferred income tax assets and liabilities

	2001	2000	1999
Deferred income tax assets			
Tax loss carry-forwards	$ 312	$ 286	$ 280
Reclamation and closure costs	81	76	73
Property, plant and equipment	32	48	37
Employee benefit liabilities	48	30	23
Alternative minimum tax credit carry-forwards	111	80	71
Foreign tax credit carry-forwards	-	6	111
Unrealized foreign exchange losses	6	21	-
Deferred gains on close-out of cash flow hedge contracts	8	13	13
Inventory	6	6	9
Other	41	14	26
Gross deferred tax assets	645	580	643
Valuation allowance	433	388	417
Net deferred tax assets	212	192	226
Deferred income tax liabilities			
Property, plant and equipment	397	428	783
Other	59	75	76
Gross deferred tax liabilities	456	503	859
Net deferred tax liabilities	$ 244	$ 311	$ 633
Net deferred tax liabilities include:			
Current deferred tax assets	(6)	-	(15)
Long-term deferred tax assets	(150)	(126)	(132)
Long-term deferred tax liabilities	400	437	780
Total	$ 244	$ 311	$ 633

The amount of unrecognized future tax liabilities for temporary differences related to the Company's investment in the United States, which is essentially permanent in duration, is $75 million (2000 - $81 million). Tax assets include operating loss carry-forwards and temporary timing differences that relate to property, plant and equipment and reclamation and closure liabilities. Net future tax assets include $76 million relating to operating loss carry-forwards, the recognition of which is based on the Company's judgement regarding its ability to utilize the related tax losses against future income.

Operating loss carry-forwards amount to $1,364 million, of which $1,068 million do not expire and $296 million expire at various times over the next 20 years. Alternative minimum tax credits amount to $110 million and do not expire.

The measurement and recognition of income tax assets and liabilities is based on the Company's interpretation of relevant tax legislation; known tax planning strategies; estimates of the tax bases of individual assets and liabilities; and the deductibility of costs incurred for income tax purposes. Future changes in the recognized amounts of income tax assets and liabilities, if any, may be significant and will be recognized when applicable.

11 CAPITAL STOCK

A Authorized and issued capital

Authorized capital stock of the Company is comprised of an unlimited number of common shares (issued 534 million), 9,764,929 First preferred shares, Series A (issued nil), 9,047,619 Series B (issued nil), and 1 Series C special voting share (issued 1) and 14,726,854 Second preferred shares Series A (issued nil).

B Exchangeable shares

In connection with a 1998 acquisition, Homestake Canada Inc. ("HCI") issued 11.1 million HCI exchangeable shares. Each HCI exchangeable share is exchangeable for 0.53 of a Barrick common share at any time at the option of the holder and has essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. A share of special voting stock, which was issued to the transfer agent in trust for the holders of the HCI exchangeable shares, provides the mechanism for holders of the HCI exchangeable shares to receive their voting rights. As at December 31, 2001, 3 million (2000 - 3.3 million) HCI exchangeable shares were outstanding and are equivalent to 1.6 million (2000 - 1.8 million) Barrick common shares. As at December 31, 2001 the Company had reserved 1.6 million Barrick common shares for issuance on exchange of the HCI exchangeable shares outstanding.

At any time on or after December 31, 2008, or at such time that there are fewer than 1.4 million HCI exchangeable shares outstanding, the Company will have the right, but not the obligation, to require the exchange of all HCI exchangeable shares then outstanding for 0.53 of a Barrick common share for each HCI exchangeable share.

C Common share purchase options

As at December 31, 2001 there were 25 million common share purchase options outstanding, expiring at various dates to December 2, 2011. The options have an exercise price of the Company's market closing share price on the day prior to the date of grant. They vest over the first four years at a rate of one quarter each year, beginning in the year subsequent to granting, and are exercisable over 7 to 10 years.

As at December 31, 2001, 9 million (2000 - 6 million, 1999 - 7 million) common shares, beyond those outstanding at year-end, were available for granting of options.

The following is a summary of common share purchase option activity:

	Common shares (millions)	Weighted average price (C$)	Common shares (millions)	Weighted average price (US$)
Outstanding as at December 31, 1998	20		2	
1999 activity				
Granted	3	$ 26.32	1	$ 17.74
Exercised	(1)	$ 25.71	-	$ 1.40
Cancelled or expired	(1)	$ 31.72	-	$ 30.69
Outstanding as at December 31, 1999	21		3	
2000 activity				
Granted	5	$ 24.24	1	$ 13.72
Exercised	-	$ 22.95	-	-
Cancelled or expired	(4)	$ 32.77	-	$ 29.45
Outstanding as at December 31, 2000	22		4	
2001 activity				
Granted	1	$ 24.32	2	$ 9.03
Exercised	-	$ 22.77	-	$ 13.44
Cancelled or expired	(4)	$ 29.66	-	$ 26.10
Outstanding as at December 31, 2001	19		6	

Notes continued

The following is a summary of common share purchase options outstanding as at December 31, 2001:

	Options outstanding			Options exercisable	
Range of exercise prices	Common shares (millions)	Average remaining life (years)	Weighted average price	Common shares (millions)	Weighted average price
C$ options					
$ 22.55 - $ 31.05	15	8	$ 25.69	7	$ 26.18
$ 34.00 - $ 44.25	4	4	$ 38.90	4	$ 38.90
	19	7	$ 28.29	11	$ 30.32
US$ options					
$ 8.96 - $ 17.68	4	8	$ 12.02	1	$ 15.92
$ 17.75 - $ 28.73	1	6	$ 21.82	1	$ 23.12
$ 29.00 - $ 40.66	1	3	$ 33.58	1	$ 33.58
	6	7	$ 16.67	3	$ 22.99

In addition to the above common share purchase options, the Company is obligated to issue approximately 0.7 million shares (2000 - 0.7 million shares) of its common stock in connection with outstanding Sutton stock options that were assumed by the Company as part of the acquisition. The options have an average exercise price of C$19.34 (2000 - C$19.12) and an average remaining term of 4 years (2000 - 5 years).

SFAS 123 encourages but does not require companies to include in compensation cost the fair value of stock options granted to employees. A company that does not adopt the fair-value method must disclose the cost of stock compensation awards, at their fair value, on the date the award is granted. The fair value of the Company's options that were granted in 2001 was $18 million (2000 - $37 million). This fair value was estimated using the Black-Scholes model with assumptions of a 4½- to 10-year expected term, 30% to 41% volatility, interest rates ranging from 4.8% to 6.7% and an expected dividend yield ranging from 0.44% to 1.4%. Under SFAS 123 the cost of stock compensation for the year ended December 31, 2001 would be $31 million (2000 - $30 million, 1999 - $30 million). The resulting pro forma net income and income per share for the year ended December 31, 2001 is $65 million and $0.12, respectively (2000 - net loss and loss per share of $(1,219) million and $(2.28) respectively, and 1999 - net income and income per share of $214 million and $0.40, respectively).

D Net income (loss) per share

Net income (loss) per share was calculated on the basis of the weighted average number of common shares outstanding for the year, which amounted to 536 million shares (2000 - 535 million shares, 1999 - 528 million shares).

Diluted net income per share reflects the dilutive effect of the exercise of the common share purchase options outstanding as at year end. The effect of common share purchase options on the net loss per share in 2000 was not reflected, as to do so would be anti-dilutive. The number of shares for the diluted net income per share calculation for 2001 and 1999 were 538 million shares and 548 million shares, respectively.

E Dividends

In 2001, the Company declared and paid dividends in United States dollars totalling $0.22 per share (2000 - $0.22 per share, 1999 - $0.20 per share).

12 BUSINESS COMBINATIONS AND PROPERTY ACQUISITIONS

A Homestake Mining Company

On December 14, 2001, a wholly-owned subsidiary of Barrick merged with Homestake Mining Company. Under the terms of the agreement, approximately 139.5 million shares of Barrick common stock were issued in exchange for all the outstanding shares of Homestake common shares based upon an exchange ratio of 0.53:1. The merger was accounted for as a pooling-of-interests. Accordingly, the consolidated financial statements give retroactive effect to the merger, with all periods presented as if Barrick and Homestake had always been combined. Certain reclassifications have been made to conform the presentation of Barrick and Homestake.

The following table sets forth summary data for the separate companies and the combined amounts for the periods prior to the merger. Net income for 2001 excludes merger and related costs of $107 million (net of tax of $10 million).

For the year ended December 31	2001	2000	1999
Gold sales			
Barrick	$ 1,324	$ 1,307	$ 1,421
Homestake	665	629	636
Combined	1,989	1,936	2,057
Net income (loss)			
Barrick	256	(1,065)	260
Homestake	(53)	(124)	(16)
Combined	$ 203	$ (1,189)	$ 244

Merger and related costs totalled $117 million before tax effects ($107 million after tax) and include transaction costs of $32 million and integration and restructuring costs of $85 million. Transaction costs include investment banking, legal, accounting and other costs directly related to the merger. Integration costs represent external, incremental costs directly related to the merger. Integration and restructuring costs include: $72 million of employee termination costs, $3 million related to the closure of Homestake corporate office and certain other facilities, and $10 million related to other miscellaneous items.

Through December 31, 2001, the charge for employee termination costs represents the approved reduction of the work force by 177 people, mainly comprising administrative functions at the Homestake corporate office. We notified these people as of December 17, 2001. Terminations of the employees will take place within one year of notification. Employee termination costs included accrued severance benefits and costs associated with change-in-control provisions of certain Homestake executives' employment contracts.

Accrued restructuring and termination costs that remained unpaid at December 31, 2001 of $65 million are included in accounts payable and accrued liabilities (see note 6).

B Pangea Goldfields Inc.

On July 27, 2000, the Company acquired Pangea Goldfields Inc. ("Pangea"), an exploration company, at a cost of $131 million. Each outstanding common share of Pangea was purchased for C$7.00. The acquisition has been accounted for as a purchase. The assigned values of total assets and liabilities acquired, including $16 million in cash, amounted to $140 million and $9 million, respectively.

C Round Mountain Mine

Effective July 1, 2000, the Company acquired Case Pomeroy & Company Inc.'s ("Case") 25% interest in the Round Mountain mine for $43 million, increasing the Company's ownership in the mine from 25% to 50%. The transaction was effected by the Company purchasing 100% of the shares of Bargold Corporation, a wholly-owned subsidiary of Case. Purchase consideration consisted of 1.4 million newly issued common shares of the Company and $26 million in cash. The transaction was accounted for as a purchase with the purchase price allocated $3 million for net working capital and $45 million for property, plant and equipment, less $5 million for reclamation obligations.

D Agua de la Falda

In October 1999, the Company and Corporacion Nacional del Cobre Chile ("Codelco") contributed additional capital of $15 million in Agua de la Falda ("ADLF") in proportion to their ownership interests (Barrick 51% and Codelco 49%). The Company's subscribed capital contribution primarily was in the form of cash. Codelco contributed property, subject to a retained royalty.

E Argentina Gold Corp.

In April 1999, the Company issued 11 million common shares to acquire Argentina Gold Corp. ("Argentina Gold"), a publicly-traded Canadian gold exploration company whose principal asset is its 60% interest in the Veladero property in northern Argentina. The business combination was accounted for as a pooling-of-interests, and accordingly, the Company's consolidated financial statements include the results of Argentina Gold for all periods presented. In 1999, the Company recorded business combination expenses of $5 million related to this transaction.

F Sutton Resources Ltd.

On March 26, 1999, the Company acquired Sutton Resources Ltd. ("Sutton"), a publicly-traded exploration company whose principal asset was the Bulyanhulu mine in Tanzania. Each outstanding common share of Sutton was exchanged for 0.463 of a common share of the Company, resulting in 17 million common shares being issued.

The business combination was accounted for as a pooling-of-interests, and accordingly the assets, liabilities and shareholders' equity of Sutton were combined with the Company's recorded values. Comparative figures were restated for all periods presented prior to the acquisition to include the combined statements of income and balance sheets of the merged entities, adjusted to conform to the Company's accounting policies.

13 PROVISION FOR MINING ASSETS AND OTHER UNUSUAL CHARGES

	2001	2000	1999
Provision for mining assets	$ -	$ 1,600	$ 12
Troilus litigation (note 17C)	59	-	-
Other	-	27	3
	$ 59	$ 1,627	$ 15

In 2000, the Company performed a comprehensive evaluation of its property, plant and equipment, on the basis set out in note 2G(v). This evaluation resulted in the reduction of carrying values of certain assets to their estimated fair values, which was triggered by a number of events. These events included: the continued weakness in the spot gold price and the downward reassessment of the long-term realized price of gold; and a re-evaluation of certain exploration properties to reflect the current gold price environment. The Company took a $1.6 billion non-cash provision to earnings to cover the writedown of the carrying amounts of various assets. These assets included: the Pascua-Lama Project in Chile and Argentina; the Pierina Property in Peru and exploration properties; various assets including low-grade stockpile inventories at the Betze-Post Mine in the United States; the Homestake Mine in the United States and the Bousquet Mine in Canada.

On September 11, 2000, the Company announced a restructuring of the operations at the Homestake Mine in South Dakota. The Mine is expected to complete operations by the second quarter of 2002. In connection with the restructuring, the Company recorded a $23 million provision for employee termination benefits and other exit costs. This amount is included in other of $27 million.

In 1999, the Company recorded charges of $12 million to write off a property acquired as part of the Plutonic acquisition and to write down certain redundant equipment at the Kalgoorlie Mine.

14 SEGMENT INFORMATION

The Company operates in the gold mining industry and its operations are evaluated and managed on a district basis.

	2001	2000	1999
Gold sales			
Goldstrike	$ 823	$ 850	$ 822
Pierina	319	295	322
Bulyanhulu	60	-	-
Kalgoorlie	104	111	100
Eskay Creek	87	88	87
Hemlo	83	80	82
Plutonic	79	71	69
Round Mountain	103	63	36
Other	331	378	539
	1,989	1,936	2,057
Operating costs			
Goldstrike	473	401	335
Pierina	45	41	40
Bulyanhulu	35	-	-
Kalgoorlie	80	76	85
Eskay Creek	16	7	5
Hemlo	61	56	60
Plutonic	49	54	53
Round Mountain	77	50	29
Other	244	265	329
	1,080	950	936

	2001	2000	1999
Amortization			
Goldstrike	138	128	133
Pierina	175	176	172
Bulyanhulu	17	-	-
Kalgoorlie	17	18	16
Eskay Creek	40	58	54
Hemlo	10	10	9
Plutonic	12	10	23
Round Mountain	18	12	7
Other	74	81	129
	501	493	543
Segment income (loss) before income taxes			
Goldstrike	212	321	354
Pierina	99	78	110
Bulyanhulu	8	-	-
Kalgoorlie	7	17	(1)
Eskay Creek	31	24	28
Hemlo	12	14	13
Plutonic	18	7	(7)
Round Mountain	8	1	-
Other	13	31	81
	408	493	578
Provision for mining assets and other unusual charges			
Pascua-Lama	-	(1,036)	-
Goldstrike	-	(300)	-
Pierina	-	(184)	-
Other	(59)	(107)	(15)
	(59)	(1,627)	(15)
Exploration and business development	(103)	(149)	(139)
Merger and related costs	(117)	-	(5)
Corporate expenses, net	(46)	(92)	(60)
Income taxes	14	209	(115)
Net income (loss) before changes in accounting principles	97	(1,166)	244
Cumulative effect of changes in accounting principles	(1)	(23)	-
Net income (loss)	$ 96	$ (1,189)	$ 244

	2001	2000	1999
Gold sales by geographic area			
United States	$ 1,064	$ 1,045	$ 1,043
Peru	319	295	322
Canada	262	252	308
Australia	244	249	244
Tanzania	60	-	-
Chile	40	95	140
	$ 1,989	$ 1,936	$ 2,057
Segment capital expenditures			
Goldstrike	$ 251	$ 276	$ 481
Pierina	27	49	32
Bulyanhulu	153	203	115
Pascua-Lama	69	107	40
Kalgoorlie	19	15	34
Eskay Creek	10	6	3
Hemlo	6	5	4
Plutonic	11	12	11
Round Mountain	15	3	4
Other	46	34	63
	$ 607	$ 710	$ 787
Identifiable assets by geographic area			
United States	$ 1,873	$ 2,028	$ 2,451
Peru	731	891	1,181
Tanzania	666	514	148
Canada	525	594	772
Australia	470	489	583
Chile/Argentina	257	217	1,183
Other	680	660	473
	$ 5,202	$ 5,393	$ 6,791
Segment assets			
Goldstrike	$ 1,617	$ 1,678	$ 1,952
Pierina	726	886	1,177
Bulyanhulu	659	511	145
Pascua-Lama	218	146	1,099
Kalgoorlie	247	281	326
Eskay Creek	313	376	445
Hemlo	69	81	85
Plutonic	51	44	61
Round Mountain	95	98	51
Other	147	187	298
Total assets for reportable segments	4,142	4,288	5,639
Cash and equivalents and short-term investments	733	822	766
Other	327	283	386
	$ 5,202	$ 5,393	$ 6,791

15 SUPPLEMENTAL CASH FLOW INFORMATION

	2001	2000	1999
Cash provided by operating activities includes the following cash payments:			
Interest, net of amounts capitalized	$ 24	$ 22	$ 29
Income taxes	37	39	143
Components of cash provided by operating activities are as follows:			
Net income (loss)	$ 96	$ (1,189)	$ 244
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Amortization	501	493	543
Amortization of deferred stripping costs	150	137	83
Deferred income taxes	(50)	(287)	15
Provision for mining assets	-	1,627	15
Reclamation and closure costs (net)	19	(4)	3
Deferred gains on closeout of forward sales contracts	(11)	4	35
Unrealized foreign currency exchange (gains) losses on intercompany debt	10	16	(10)
Change in fair value of derivative instruments	16	13	10
Recovery (payment) of taxes on development costs	(6)	27	(13)
Cumulative effect of changes in accounting principles	1	23	-
Other items	-	11	(13)
Change in operating assets and liabilities:			
Accounts receivable	(2)	21	(31)
Inventories and deferred expenses	67	(33)	(58)
Accounts payable and accrued liabilities	(70)	81	(3)
Cash provided by operating activities	$ 721	$ 940	$ 820

16 DERIVATIVE INSTRUMENTS

A Derivative instruments

The Company utilizes over-the-counter ("OTC") contracts as the primary basis for entering into derivative transactions. These privately negotiated agreements, compared to exchange traded contracts, allow the Company to incorporate credit, tenor and flexibility into the contracts. The underlyings in the contracts include commodities, interest rates, foreign exchange rates or bond indices with diversified credit exposure. The Company does not enter into derivative instruments which it would consider to be leveraged.

B Objectives and strategies for using derivative instruments

The Company has operations in six principal countries to produce and sell its primary product, gold, as well as by-products such as silver and copper. The Company's activities expose it to a variety of market risks, including risks related to the effects of changes in commodity prices, foreign-currency exchange rates and interest rates. These financial exposures are monitored and managed by the Company as an integral part of its overall risk-management program. The Company's risk-management program focuses on the unpredictability of commodity and financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

The Company maintains a commodity-price risk-management strategy that uses derivative instruments to mitigate significant, unanticipated earnings and cash flow fluctuations that may arise from volatility in commodity prices. Price fluctuations in gold and silver commodities cause actual cash inflows from the sale of gold and silver to differ from anticipated cash inflows. The Company uses spot deferred sales contracts and options contracts to manage these risks.

The Company maintains an interest-rate risk-management strategy that uses derivative instruments to mitigate significant unplanned fluctuations in earnings or cash flows that arise from volatility in interest rates. The Company's goals are to (1) manage interest rate sensitivity on its short-term investments, debt obligations and total return swaps; (2) lower the cost of its borrowed funds, including gold borrowing costs implicit in spot deferred contracts; and (3) manage the interest return component implicit in the spot deferred contracts. The Company uses interest-rate swaps and swaptions to manage interest-rate sensitivity, and to manage borrowing costs. The Company uses total return swaps to modify the interest return component of spot deferred contracts.

The Company maintains a foreign-currency risk-management strategy that uses derivative instruments to mitigate unanticipated fluctuations in earnings and cash flows that may arise from volatility in currency exchange rates. The Company uses foreign-currency forward exchange contracts, swaps and options to manage these risks.

The Company's derivatives activities are subject to the management, direction, and control of its Finance Committee as part of that Committee's oversight of the Company's investment activities and treasury function. The Finance Committee, which is comprised of five members of the Company's Board of Directors, including the Company's Chief Executive Officer, reports to the Board of Directors on the scope of the Company's risk-management strategy and on its derivatives activities. The Finance Committee approves corporate policy that defines the Company's risk-management objectives and philosophy relating to derivatives activities; provides guidance for derivative-instrument usage; and reviews internal procedures relating to derivative instruments in the areas of internal control and valuation, as well as monitoring and reporting of derivative activity. The Finance Committee also approves hedging strategies that are developed by management through its analysis of risk exposures to which the Company is subject, and commodity, foreign exchange and interest rate market analysis from internal and industry sources. The resulting hedging strategies are then incorporated into the Company's overall risk-management strategies. Responsibility for the implementation of hedging and risk-management strategies is delegated to the Company's treasury function.

C Derivative instruments excluded from the scope of SFAS 133

The Company has entered into spot deferred sales contracts that establish selling prices for future gold and silver production with various counterparties and which act as a hedge against possible price fluctuations in gold and silver. While these contracts meet the definition of a derivative under SFAS 133, the Company has determined and documented that the normal purchases/normal sales exception included in paragraph 10(b) of SFAS 133 applies to such contracts. Accordingly, the Company's spot deferred sales contracts are not accounted for as derivatives pursuant to SFAS 133.

At December 31, 2001, the Company had outstanding commitments to deliver 18.2 million ounces of its future gold production at pre-determined prices under spot deferred sales contracts. Under the terms of the contracts, the Company has the ability, at its sole discretion, to reschedule the delivery date under the contracts. At the time a delivery date is rescheduled, the contract price is adjusted based on the difference between the prevailing forward gold market price at the revised delivery date and the contract price at the original and revised delivery dates. The favorable fair value of the contracts at December 31, 2001 was $356 million, and is estimated based on the net present value of cash flows under the contracts, based on a gold spot price of $279 and market rates for Libor and gold lease rates. The outstanding gold sales commitments at December 31, 2001 were:

Scheduled for delivery in	2002	2003	2004	2005	2006+	Total
Ounces (thousands)	2,800	2,600	2,800	1,400	8,600	18,200
Average price per ounce	$ 365	$ 340	$ 340	$ 340	$ 344	$ 345

D Transfers to/from other comprehensive income

For cash flow hedges, gains and losses on derivative contracts that are reclassified from accumulated other comprehensive income to current-period earnings are included in the line item in which the hedged item is recorded, in the same period the forecasted transaction affects earnings.

In 2001, the Company transferred a net loss of $24 million (net of tax of $3 million) from other comprehensive income to earnings. In 2002, gains of $11 million (net of tax of $1 million) accumulated in other comprehensive income are expected to be transferred to earnings.

E Fair value of derivative instruments

Fair value of derivative financial instruments at January 1, 2001	$	(42)
Cash receipts at inception of derivative instruments		(23)
Derivative instruments realized or otherwise settled during the year		16
Change in fair value of derivative instruments during the year		33
Fair value of derivative financial instruments at December 31, 2001	$	(16)

The fair value of derivative instruments at December 31, 2001 includes:

Derivative assets		
Current	$	17
Non-current		40
		57
Derivative liabilities		
Current		(13)
Non-current		(60)
		(73)
Derivative liabilities - net	$	(16)

Fair value by maturity of derivative instruments (millions)

2002	2003	2004	2005	2006+	Total
$ 5	$ (11)	$ 1	$ (18)	$ 7	$ (16)

The fair values of derivative assets and liabilities reflect the netting of the fair values of individual derivative instruments, and amounts due to/from counterparties that arise from derivative instruments, when the conditions on FIN No. 39, **Offsetting Of Amounts Related To Certain Contracts**, have been met. Accounts receivable from counterparties that have been offset against derivative liabilities totalled $131 million as at December 31, 2001.

The Company classifies derivative assets and liabilities as either current or non-current based on the maturity date of the derivative instruments, with the following exceptions. For derivative instruments with cash flows both within year end and beyond, the Company has chosen not to bifurcate the derivative instrument into its current and non-current positions. For those derivative instruments, a derivative instrument whose fair value is a net liability is classified in total as current, and a derivative instrument whose fair value is a net asset is classified in total as non-current, except if the current portion is a liability, in which case the current portion has been presented as a current liability.

The Company includes current derivative assets in inventories and deferred expenses and non-current derivative assets in other assets in the balance sheet. Current derivative liabilities are included in accounts payable and accrued liabilities, and non-current derivative instruments are included in other long-term obligations.

The fair values of the Company's derivative instruments are determined using models and other valuation techniques based on market rates at December 31, 2001.

Fair value estimates for commodity and currency options are calculated using option pricing models, reflecting the following assumptions: spot prices for gold and silver of $279 and $4.61 per ounce, respectively, the remaining term of the options; market gold, silver and currency volatilities and the risk-free interest rate.

Fair value estimates for Libor, gold lease rate swaps and foreign exchange contracts are calculated based on the net present value of future cash flows arising under the contracts based on market interest and currency exchange rates.

Fair value estimates for total return swaps are calculated based on the difference between the fair value of the underlying reference asset compared to the net present value of the Libor-based borrowing costs using market interest rates.

F Derivative instruments outstanding at December 31, 2001

Maturity	2002	2003	2004	2005	2006+	Total
Written gold call options (i)						
Ounces (thousands)	1,330	425	570	550	1,460	4,335
Average strike price	$ 303	$ 363	$ 328	$ 336	$ 362	$ 336
Min-max gold call options (ii)						
Ounces (thousands)	1,600					1,600
Average floor price per ounce	$ 272					$ 272
Average cap price per ounce	$ 297					$ 297
Written silver call options (i)						
Ounces (thousands)	12,000	3,750	2,000	2,000		19,750
Average exercise price per ounce	$ 4.88	$ 5.25	$ 5.50	$ 5.00		$ 5.03
Silver forward sales contracts						
Ounces (thousands)	11,000	7,000	3,000	2,000	1,000	24,000
Average price per ounce	$ 5.00	$ 5.10	$ 5.10	$ 5.10	$ 5.10	$ 5.05

Notes continued

Maturity	2002	2003	2004	2005	2006+	Total
Cash flow interest rate hedges						
Receive fixed for short-term investments and gold sales contracts - swaps and swaptions (iii)						
Notional amount (millions)	$ 61	$ 403	$ 150	$ 100	$ 193	$ 907
Fixed rate (%)	4.4%	4.3%	3.6%	4.9%	5.4%	5.3%
Pay fixed for Bulyanhulu financing (iii)						
Notional amount (millions)					$ 200	$ 200
Fixed rate (%)					4.50%	4.50%
Fair value interest rate hedges						
Receive fixed against debentures (iii)						
Notional amount (millions)				$ 100		$ 100
Fixed rate (%)				5.6%		5.6%
Gold lease rate swaps (iii)						
Receive fixed, pay floating						
Notional (thousands of ounces)	340	451	440	891	4,033	6,155
Fixed rate (%)	1.2%	2.0%	2.1%	2.2%	2.6%	2.4%
Total return swaps (iii)						
Notional amount (millions)	$ 20	$ 115	$ 530	$ 100	$ 176	$ 941
Cash flow interest rate hedges						
Pay fixed on total return swaps - swaps and swaptions						
Notional amount (millions)	$ 25			$ 50	$ 200	$ 275
Fixed rate (%)	5.3%			7.4%	6.0%	6.0%
Foreign exchange contracts						
C$ forward and min-max currency contracts						
Notional amount (C$ millions)	$ 96	$ 88				$ 184
Average price (US$)	$ 0.64	$ 0.64				$ 0.64
A$ forward and min-max currency contracts						
Notional amount (A$ millions)	$ 30	$ 30	$ 30	$ 30	$ 30	$ 150
Average price (US$)	$ 0.51	$ 0.51	$ 0.51	$ 0.51	$ 0.51	$ 0.51

(i) Written call options are contracts in which the writer, for a fee (premium), sells the purchaser the right, but not the obligation, to buy on a specified future date a stipulated quantity of gold or silver at a stated price. Prior to the adoption of SFAS 133, these derivative instruments were recorded at their fair value on the balance sheet, with subsequent changes in fair value reflected in current-period earnings. The adoption of SFAS 133 did not result in any change in the accounting treatment for these derivative instruments.

(ii) The Company has entered into combination, otherwise known as "min-max", options that act as a hedge against possible price fluctuations in gold, silver and foreign currencies. The options give the holder the right to buy and the Company the right to sell stipulated amounts of the commodities or currencies at the upper and lower exercise prices, respectively. Prior to the adoption of SFAS 133, the combination options were accounted for as a cash flow hedge of future gold sales. On adoption of SFAS 133, the Company elected not to treat these contracts as hedges for accounting purposes, with the effect that the contracts were recognized at their fair value on January 1, 2001 with an offsetting amount in other comprehensive income. Changes in the fair value of combination options subsequent to January 1, 2001 have been reflected in current-period earnings.

(iii) Interest rate swaps and swaptions and gold lease rate swaps generally involve the exchange of fixed and variable-rate interest payments between two parties, based on a common notional principal amount and maturity date. Prior to the adoption of SFAS 133, the interest rate and gold lease rate swaps, which are associated with spot deferred contracts, were accounted for as synthetic hedging instruments, whereby the interest rate swap modified the interest return or gold lease rate cost in the spot deferred contracts from fixed to floating rates or vice versa. On adoption of SFAS 133, these swaps were no longer designated for hedge accounting treatment and were recorded on the balance sheet at their fair value, with an offsetting amount included in other comprehensive income. Changes in the fair value of the swaps subsequent to January 1, 2001 have been reflected in current-period earnings, together with any transfers out of other comprehensive income where the originally hedged transactions have occurred.

Interest rate options represent contracts that allow the holder of the option to enter into interest rate swaps and cap and floor agreements with the writer of the option. The Company enters into forward start interest rate swaps to lock in interest rates implicit in the contango that will be earned on spot deferred contracts to be entered into in the future. The Company uses this strategy to minimize its exposure to volatility in Libor. The adoption of SFAS 133 did not result in any change in the accounting treatment of these derivative instruments.

(iv) Total return swaps represent the exchange of variable Libor-based interest payments and the total return (fixed coupons plus capital gains and losses) or a fixed amount paid in the future on a specific reference asset, based on a common notional principal and maturity date. In the case of the Company, the specific reference assets are various highly diversified corporate bond funds. At December 31, 2001, the weighted average credit rating of the underlying bond funds for the outstanding total return swaps was "A-". Prior to the adoption of SFAS 133, these derivative instruments were recorded on the balance sheet at their fair value with subsequent changes in fair value reflected in current-period earnings. The adoption of SFAS 133 did not result in any change in the accounting treatment of these derivative instruments.

G Credit and market risks

By using derivative instruments, the Company exposes itself to credit and market risk. Market risk is the risk that the value of a financial instrument might be adversely affected by a change in commodity prices, interest rates, gold lease rates, or currency exchange rates. The Company manages the market risk associated with commodity-price, interest rate, gold lease rate, and foreign-exchange contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Notes continued

Credit risk is the risk that a counterparty might fail to fulfill its performance obligations under the terms of a derivative contract, or in the case of total return swaps, the risk that a deterioration in credit quality of the underlying reference asset, or a credit default event, will give rise to a loss under the derivative instrument. If a counterparty fails to fulfill its performance obligations under a derivative contract, the Company's credit risk will equal the fair-value gain in a derivative. For the Company's total return swaps, the maximum amount of credit risk is limited to the notional amount of the contract, plus or minus unrealized gains or losses. Generally, when the fair value of a derivative contract is positive, this indicates that the counterparty owes the Company, thus creating a repayment risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, assumes no repayment risk. The Company minimizes its credit (or repayment) risk in derivative instruments by (1) entering into transactions with high-quality counterparties whose credit ratings are generally "AA" or higher, (2) limiting the amount of its exposure to each counterparty, (3) monitoring the financial condition of its counterparties, and (4) by ensuring that the reference assets in total return swaps are highly diversified such that concentrations of credit risk do not arise. The Company also maintains a policy of requiring that an International Swaps and Derivatives Association Master Agreement govern all derivative contracts.

When the Company is engaged in more than one outstanding derivative transaction with the same counterparty and also has a legally enforceable master netting agreement with that counterparty, the "net" credit exposure represents the netting of the positive and negative exposures with that counterparty. When there is a net negative exposure, the Company regards its credit exposure to the counterparty as being zero. The net mark-to-market position with a particular counterparty represents a reasonable measure of credit risk when there is a legally enforceable master netting agreement (i.e., a legal right of a setoff of receivable and payable derivative contracts) between the Company and that counterparty. The Company's policy is to use master netting agreements with all counterparties.

17 COMMITMENTS AND CONTINGENCIES

A Royalties

Substantially all of the Company's properties are subject to royalty obligations based on the valuable minerals produced from the properties and various methods of calculation. The most significant royalties are at the Goldstrike, Bulyanhulu and Pascua-Lama properties.

Most of the property comprising Goldstrike is subject to a net smelter return ("NSR") and net profits interest ("NPI") royalities payable on the value of minerals produced from the property. The maximum royalties payable are a 5% NSR and a 6% NPI. The Bulyanhulu Property is subject to a NSR-type royalty of 3% on the valuable minerals produced from the Property. A portion of the Pascua-Lama Property is subject to a gross proceeds sliding scale royalty on gold produced from the Property ranging from 1.5% to 10% and a 2% NSR royalty on copper produced. Another portion of the Property is subject to a 3% NSR on all gold and silver among other minerals, extracted. Royalty expense, which is included in operating costs, was $41 million in 2001 (2000 - $42 million, 1999 - $35 million).

B Environmental

The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

C Litigation and claims

In October 1997, Homestake Canada Inc., ("HCI") a wholly-owned subsidiary of the Company entered into an agreement with Inmet Mining Corporation ("Inmet") to purchase the Troilus mine in Quebec for $110 million plus working capital. In December 1997, HCI terminated the agreement after determining that, on the basis of due diligence studies, conditions to closing the arrangement would not be satisfied.

On February 23, 1998, Inmet filed suit against HCI in the British Columbia Supreme Court, disputing the termination of the agreement and alleging that HCI had breached the agreement. On Janaury 15, 2002, the Supreme Court of British Columbia released its decision in the matter and found in favor of Inmet and against HCI. Specifically, the Court held that Inmet should be awarded equitable damages in the amount of C$88.2 million. The Court did not award Inmet prejudgement interest. Inmet has requested the Court to re-open the trial to permit Inmet to make submissions on its claim for prejudgement interest from the date of the breach by HCI. The Court has not yet ruled on Inmet's request. On February 7, 2002, HCI filed a Notice of Appeal of the decision with the British Columbia Court of Appeal.

On April 30, 1998, the Company was added as a defendant in a class action lawsuit initiated against Bre-X Minerals Ltd., certain of its directors and officers or former directors and officers and others in the United States District Court for the Eastern District of Texas, Texarkana Division. The class action alleges, among other things, that statements made by the Company in connection with its efforts to secure the right to develop and operate the Busang gold deposit in East Kalimantan, Indonesia were materially false and misleading and omitted to state material facts relating to the preliminary due diligence investigation undertaken by the Company in late 1996. On July 13, 1999, the Court dismissed the claims against the Company and several other defendants on the grounds that the plaintiffs had failed to state a claim under United States securities laws. On August 19, 1999, the plaintiffs filed an amended complaint restating their claims against the Company and certain other defendants and on June 14, 2000 filed a further amended complaint, the Fourth Amended Complaint. On March 31, 2001, the Court granted in part and denied in part the Company's Motion to Dismiss the Fourth Amended Complaint. As a result, the Company remains a defendant in the case. The Company believes that the remaining claims against it are without merit. The Company filed its formal answer to the Fourth Amended Complaint on April 27, 2001 denying all relevant allegations of the plaintiffs against the Company. Although a trial date has been set for July 9, 2002 in Texarkana, Texas, it presently appears unlikely that the trial will commence at that time. Discovery in the case has been stayed by the Court pending the Court's decision on whether or not to certify the case as a class action. The amount of potential loss, if any, which the Company may incur arising out of the plaintiffs claims is not currently determinable.

The Company is from time to time involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company is also subject to reassessment for income and mining taxes for certain years. It does not believe that adverse decisions in any pending or threatened proceedings related to any potential tax assessments or other matters, or any amount which it may be required to pay by reason thereof, will have a material adverse effect on the financial condition or future results of operations of the Company.

D Commitments

The Company has entered into various commitments during the ordinary course of business including commitments to perform assessment work and other obligations necessary to maintain or protect its interests in mining properties, financing and other obligations to joint ventures and partners under venture and partnership agreements, and commitments under federal and state environmental health and safety permits.

18 COMPREHENSIVE INCOME (LOSS)

	2001	2000	1999
Net income (loss)	$ 96	$ (1,189)	$ 244
Foreign currency translation adjustments	(26)	(60)	29
Transfer of losses on derivative instruments to earnings (note 16D)	24	-	-
Other	(10)	(7)	3
Comprehensive income (loss)	$ 84	$ (1,256)	$ 276

Gold Mineral Reserves and Mineral Resources

The table on the next page sets forth Barrick's interest in the total proven and probable gold mineral reserves at each property. For further details of proven and probable mineral reserves and measured, indicated and inferred mineral resources by category, see pages 89 to 91.

The Company has carefully prepared and verified the mineral reserve and mineral resource figures and believes that its method of estimating mineral reserves has been verified by mining experience. These figures are estimates, however, and no assurance can be given that the indicated quantities of gold will be produced. Gold price fluctuations may render mineral reserves containing relatively lower grades of gold mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, could affect the Company's profitability in any particular accounting period.

DEFINITIONS

A MINERAL RESOURCE is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories:

An *inferred mineral resource* is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An *indicated mineral resource* is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A *measured mineral resource* is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A MINERAL RESERVE is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are subdivided in order of increasing confidence into probable mineral reserves and proven mineral reserves:

A *probable mineral reserve* is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A *proven mineral reserve* is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Summary Gold Mineral Reserves and Mineral Resources

		December 31, 2001			December 31, 2000		
		Tons (000s)	Grade (oz/ton)	Ounces (000s)	Tons (000s)	Grade (oz/ton)	Ounces (000s)
UNITED STATES							
Betze-Post	(proven and probable)	108,854	0.151	16,433	116,449	0.155	18,000
	(mineral resource)	49,861	0.069	3,450	55,892	0.063	3,509
Meikle	(proven and probable)	8,992	0.439	3,946	14,100	0.458	6,451
	(mineral resource)	13,512	0.433	5,847	10,234	0.365	3,739
Goldstrike Property Total	(proven and probable)	117,846	0.173	20,379	130,549	0.187	24,451
	(mineral resource)	63,373	0.147	9,297	66,126	0.110	7,248
Round Mountain (50%)	(proven and probable)	118,489	0.019	2,245	136,600	0.019	2,609
	(mineral resource)	32,857	0.015	493	9,353	0.022	206
Marigold (33%)	(proven and probable)	25,177	0.027	680	10,085	0.035	355
	(mineral resource)	44,115	0.014	632	6,880	0.029	200
CANADA							
Eskay Creek	(proven and probable)	1,426	1.245	1,775	1,617	1.310	2,118
	(mineral resource)	575	0.504	290	456	0.387	176
Hemlo (50%)	(proven and probable)	21,788	0.116	2,517	14,610	0.164	2,397
	(mineral resource)	17,823	0.067	1,203	442	0.141	62
Holt-McDermott	(proven and probable)	1,371	0.214	293	2,088	0.194	406
	(mineral resource)	2,188	0.237	518	2,829	0.155	438
SOUTH AMERICA							
Pascua-Lama	(proven and probable)	296,411	0.057	16,862	296,411	0.057	16,862
	(mineral resource)	242,686	0.030	7,166	242,685	0.030	7,166
Veladero	(proven and probable)	196,573	0.043	8,416	88,843	0.044	3,920
	(mineral resource)	133,003	0.030	3,954	135,558	0.044	5,930
Pierina	(proven and probable)	89,233	0.053	4,748	92,925	0.061	5,655
	(mineral resource)	89,056	0.015	1,332	17,753	0.033	586
AUSTRALIA							
Plutonic	(proven and probable)	8,526	0.186	1,588	9,501	0.131	1,240
	(mineral resource)	19,991	0.134	2,686	9,272	0.163	1,511
Lawlers	(proven and probable)	3,539	0.143	505	2,605	0.145	378
	(mineral resource)	4,386	0.195	854	2,638	0.188	496
Darlot	(proven and probable)	8,062	0.166	1,341	8,921	0.157	1,405
	(mineral resource)	4,654	0.118	549	3,904	0.111	433
Yilgarn District Total	(proven and probable)	20,127	0.171	3,434	21,027	0.144	3,023
	(mineral resource)	29,031	0.141	4,089	15,814	0.154	2,440
Kalgoorlie (50%)	(proven and probable)	93,641	0.061	5,724	104,555	0.060	6,270
	(mineral resource)	118,443	0.079	9,303	81,020	0.072	5,833
Cowal	(proven and probable)	56,395	0.049	2,770	-	-	-
	(mineral resource)	68,413	0.031	2,133	-	-	-
AFRICA							
Bulyanhulu	(proven and probable)	28,026	0.428	12,009	23,373	0.428	10,015
	(mineral resource)	9,255	0.465	4,308	7,383	0.618	4,566
OTHER	(proven and probable)	3,795	0.111	420	10,763	0.113	1,219
	(mineral resource)	12,555	0.141	1,773	17,208	0.146	2,507
TOTAL	(proven and probable)	1,070,298	0.077	82,272	933,446	0.085	79,300
	(mineral resource)	863,373	0.054	46,491	603,507	0.062	37,358

Gold Mineral Reserves

As at December 31, 2001

	PROVEN			PROBABLE			TOTAL		
Based on attributable ounces	Tons (000s)	Grade (oz/ton)	Ounces (000s)	Tons (000s)	Grade (oz/ton)	Ounces (000s)	Ton (000s)	Grade (oz/ton)	Ounces (000s)
UNITED STATES									
Betze-Post	54,445	0.135	7,340	54,409	0.167	9,093	108,854	0.151	16,433
Meikle	2,288	0.549	1,256	6,704	0.401	2,690	8,992	0.439	3,946
Goldstrike Property Total	56,733	0.152	8,596	61,113	0.193	11,783	117,846	0.173	20,379
Round Mountain (50%)	87,983	0.018	1,587	30,506	0.022	658	118,489	0.019	2,245
Marigold (33%)	5,047	0.030	154	20,130	0.026	526	25,177	0.027	680
CANADA									
Eskay Creek	756	1.697	1,283	670	0.734	492	1,426	1.245	1,775
Hemlo (50%)	15,756	0.116	1,835	6,032	0.113	682	21,788	0.116	2,517
Holt-McDermott	127	0.196	25	1,244	0.215	268	1,371	0.214	293
SOUTH AMERICA									
Pascua-Lama	37,738	0.062	2,355	258,673	0.056	14,507	296,411	0.057	16,862
Veladero	14,781	0.053	787	181,792	0.042	7,629	196,573	0.043	8,416
Pierina	53,540	0.054	2,891	35,693	0.052	1,857	89,233	0.053	4,748
AUSTRALIA									
Plutonic	2,112	0.045	96	6,414	0.233	1,492	8,526	0.186	1,588
Lawlers	1,036	0.141	146	2,503	0.143	359	3,539	0.143	505
Darlot	5,218	0.156	815	2,844	0.185	526	8,062	0.166	1,341
Yilgarn District Total	8,366	0.126	1,057	11,761	0.202	2,377	20,127	0.171	3,434
Kalgoorlie (50%)	42,108	0.057	2,417	51,533	0.064	3,307	93,641	0.061	5,724
Cowal	3,058	0.055	169	53,337	0.049	2,601	56,395	0.049	2,770
AFRICA									
Bulyanhulu	1,463	0.412	603	26,563	0.429	11,406	28,026	0.428	12,009
OTHER	3,652	0.110	401	143	0.133	19	3,795	0.111	420
TOTAL	331,108	0.073	24,160	739,190	0.079	58,112	1,070,298	0.077	82,272

MINERAL RESERVES AND MINERAL RESOURCES NOTES

1. Mineral reserves ("reserves") and mineral resources ("resources") have been calculated as at December 31, 2001 in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934) as interpreted by the Staff of the U.S. Securities and Exchange Commission requires completion of a full feasibility study in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, the mineralization at Veladero is classified as indicated resources. Calculations have been prepared by employees of Barrick under the supervision of Alan R. Hill, P.Eng., Executive Vice-President, Development of Barrick and/or Alexander J. Davidson, P. Geol., Senior Vice-President, Exploration of Barrick. Except with respect to the Australian properties, reserves and resources have been calculated using an assumed long-term average gold price of $300 and a silver price of $5.00. Reserves and resources at the Australian properties have been calculated using an assumed gold price of A$475 (for Kalgoorlie, Plutonic and Cowal) or A$500 (for Lawlers and Darlot). Such calculations incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick's normal data verification procedures have been employed in connection with the calculations. For a more detailed description of the key assumptions, parameters and methods used in calculating Barrick's reserves and resources, see Barrick's most recent Annual Information Form on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.
2. Resources which are not reserves do not have demonstrated economic viability.

Gold Mineral Resources

As at December 31, 2001

Based on attributable ounces	MEASURED (M) Tons (000s)	MEASURED (M) Grade (oz/ton)	MEASURED (M) Ounces (000s)	INDICATED (I) Tons (000s)	INDICATED (I) Grade (oz/ton)	INDICATED (I) Ounces (000s)	(M) + (I) Ounces (000s)	INFERRED Tons (000s)	INFERRED Grade (oz/ton)	INFERRED Ounces (000s)
UNITED STATES										
Betze-Post	14,497	0.067	968	34,626	0.070	2,429	3,397	738	0.071	53
Meikle	2,784	0.756	2,104	4,912	0.370	1,819	3,923	5,816	0.331	1,924
Goldstrike Property Total	17,281	0.178	3,072	39,538	0.107	4,248	7,320	6,554	0.302	1,977
Round Mountain (50%)	1,479	0.023	34	2,434	0.024	58	92	28,944	0.014	401
Marigold (33%)	4,922	0.017	84	31,707	0.014	432	516	7,486	0.016	116
CANADA										
Eskay Creek	-	-	-	426	0.460	196	196	149	0.629	94
Hemlo (50%)	3,845	0.047	181	3,884	0.050	196	377	10,094	0.082	826
Holt-McDermott	115	0.200	23	1,247	0.236	295	318	826	0.243	200
SOUTH AMERICA										
Pascua-Lama	3,962	0.055	216	111,883	0.031	3,475	3,691	126,841	0.027	3,475
Veladero	3,951	0.034	133	60,731	0.030	1,831	1,964	68,321	0.029	1,990
Pierina	10,061	0.011	112	73,281	0.015	1,130	1,242	5,714	0.016	90
AUSTRALIA										
Plutonic	1,499	0.057	85	12,994	0.136	1,761	1,846	5,498	0.153	840
Lawlers	1,491	0.172	256	1,972	0.210	413	669	923	0.200	185
Darlot	2,100	0.132	277	2,526	0.105	264	541	28	0.286	8
Yilgarn District Total	5,090	0.121	618	17,492	0.139	2,438	3,056	6,449	0.160	1,033
Kalgoorlie (50%)	26,125	0.069	1,791	50,265	0.081	4,090	5,881	42,053	0.081	3,422
Cowal	1,480	0.019	28	30,024	0.019	567	595	36,909	0.042	1,538
AFRICA										
Bulyanhulu	-	-	-	5,429	0.402	2,184	2,184	3,826	0.555	2,124
OTHER	1,236	0.121	150	9,264	0.087	805	955	2,055	0.398	818
TOTAL	79,547	0.081	6,442	437,605	0.050	21,945	28,387	346,221	0.052	18,104

Supplemental Information

3-Year Historical Review[1]

(US GAAP basis)	2001	2000	1999
Operating results (in millions)			
Gold sales	$ 1,989	$ 1,936	$ 2,057
Net income (loss)	96	(1,189)	244
Operating cash flow	721	940	820
Capital expenditures	607	710	787
Per share data			
Net income (loss)	$ 0.18	$ (2.22)	$ 0.45
Cash dividends	0.22	0.22	0.20
Operating cash flow	1.35	1.76	1.55
Book value	5.96	5.95	8.45
Financial position (in millions)			
Cash and short-term investments	$ 733	$ 822	$ 766
Total assets	5,202	5,393	6,791
Working capital	484	576	646
Long-term debt[2]	793	901	803
Shareholders' equity	3,192	3,190	4,514
Operational statistics (unaudited)			
Gold production (thousands of ounces)	6,124	5,950	5,801
Total cash operating costs per ounce	$ 162	$ 155	$ 152
Average price realized per ounce of gold sold	$ 317	$ 334	$ 351
Average spot price of gold per ounce	$ 271	$ 279	$ 279
Reserves (proven and probable) (thousands of ounces)	82,272	79,300	78,049
Other			
Net debt to total capitalization[3]	2%	2%	1%
Shares outstanding (millions)	536	536	534

1. All amounts prior to 2001 have been restated to reflect the merger with Homestake as a pooling-of-interests (see note 1 to notes to consolidated financial statements). Information for all years has been derived from audited financial statements, except as indicated.
2. Long-term debt excludes current portion of $9 million in 2001, $3 million in 2000 and $37 million in 1999.
3. Net debt to total capitalization is the ratio of debt less cash and short-term investments to debt plus shareholders' equity.

Corporate Governance

The Company, the Board of Directors and management of Barrick emphasize effective corporate governance. Accordingly, they have developed systems and procedures that are appropriate to the Company and its business. The Board of Directors is continuing to monitor its governance practices to ensure they remain appropriate and responsive to changing circumstances.

BOARD MANDATE

Barrick's management is responsible for the Company's day-to-day operations, for proposing its strategic direction and presenting budget and business plans to the Board of Directors for approval. All major acquisitions, dispositions and investments, as well as significant financings and other significant matters outside the ordinary course of Barrick's business, are subject to approval by the Board of Directors.

BOARD CONSTITUTION

Barrick's Board of Directors is currently comprised of 13 directors, five of whom are unrelated to the Company. The composition of the Board reflects a breadth of background and experience that is important for effective governance of a company in the mining industry.

BOARD OPERATIONS

The Board of Directors has established five committees, comprised of the Audit, Executive, Compensation and Corporate Governance, Environmental, Occupational Health and Safety and Finance Committees. The mandates of these Committees are described below. The Audit Committee and the Compensation and Corporate Governance Committee are comprised of a majority of unrelated directors. Half of the Environmental, Occupational Health and Safety Committee is comprised of unrelated directors.

The Board of Directors believes that it is desirable for the majority of the Executive Committee to be related to the Company since its mandate requires members to be available on very short notice to deal with significant issues. All actions approved by the Executive Committee are subsequently brought to the attention of the full Board of Directors. The fact that a majority of the members of the Finance Committee are related to the Company is balanced by the fact that the recommendations of the Committee are considered by the full Board of Directors.

A detailed Statement of Corporate Governance Practices appears in the Company's Information Circular.

Committees of the Board

AUDIT COMMITTEE

(H.L. Beck, C.W.D. Birchall, P.A. Crossgrove)

Responsible for reviewing the Company's financial statements and Management's Discussion and Analysis with management and the external auditors. The Committee also reviews the external audit plan, the adequacy of internal control systems and meets with the external auditors to discuss financial reporting issues relevant to the Company.

EXECUTIVE COMMITTEE

(P. Munk, A.A. MacNaughton, B. Mulroney, R. Oliphant, G.C. Wilkins)

Exercises all the powers of the Board of Directors (except those powers specifically reserved by law to the Board of Directors) in the management and direction of business during intervals between Board meetings.

COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

(A.A. MacNaughton, P.A. Crossgrove, J.L. Rotman)

Reviews and approves compensation policies and practices and reviews and recommends to the Board the remuneration for directors and senior management of the Company. The Committee also administers the Company's stock option plan.

In addition, the Committee reviews corporate governance policies and practices. It also considers candidates for election as directors, annually recommends to the Board the slate of nominees for election to the Board by the shareholders and recommends to the Board nominees to fill vacancies on the Board.

ENVIRONMENTAL, OCCUPATIONAL HEALTH AND SAFETY COMMITTEE

(P.A. Crossgrove, J.K. Carrington, M.A. Cohen, J.E. Thompson)

Reviews the Company's environmental and occupational health and safety policies and programs, oversees its environmental and occupational health and safety performance, and monitors current and future regulatory issues.

FINANCE COMMITTEE

(C.W.D. Birchall, A.A. MacNaughton, A. Munk, R. Oliphant, G.C. Wilkins)

Reviews the Company's investment strategies, Premium Gold Sales Program and debt and equity structure.

Board of Directors

HOWARD L. BECK, Q.C.
Chairman, Wescam Inc.
Mr. Beck was a founding Partner of the law firm Davies, Ward & Beck. He has been on the Barrick Board since 1984.

C. WILLIAM D. BIRCHALL
Nassau, Bahamas
Corporate Director
Mr. Birchall has had a long association with Barrick, being one of the original Board members of the Company.

JOHN K. CARRINGTON
Thornhill, Ontario
Vice Chairman and Chief Operating Officer, Barrick Gold Corporation
Mr. Carrington was appointed a Vice Chairman of the Company in March 1999 in addition to his role as Chief Operating Officer, which he assumed at the end of 1996. He has been a member of the Barrick Board since 1996.

MARSHALL A. COHEN, O.C.
Toronto, Ontario
Counsel, Cassels Brock & Blackwell
Mr. Cohen served the Government of Canada for 15 years in a number of senior positions including Deputy Minister of Finance. He has been a Director of Barrick since 1988.

PETER A. CROSSGROVE
Toronto, Ontario
Chairman, Masonite International Corporation
Mr. Crossgrove has been involved in a number of mining companies. He has been a director of Barrick since 1993.

ANGUS A. MacNAUGHTON
Danville, California
President, Genstar Investment Corporation
Mr. MacNaughton is a Vice Chairman of Barrick. He has been a member of the Board since 1986.

THE RIGHT HONOURABLE BRIAN MULRONEY, P.C., LL.D.
Montreal, Quebec
Senior Partner, Ogilvy Renault
Mr. Mulroney was Prime Minister of Canada from 1984 to 1993. He joined the Barrick Board in 1993 and is Chairman of the Company's International Advisory Board.

ANTHONY MUNK
Toronto, Ontario
Vice President, Onex Corporation
Mr. Munk became a member of the Board of Directors in 1996. He is a Partner of Onex Corporation, a diversified manufacturing and service company.

PETER MUNK, O.C.
Toronto, Ontario
Chairman, Barrick Gold Corporation
Mr. Munk is the founder and Chairman of the Board of Barrick Gold Corporation. He is also the founder and Chairman of TrizecHahn Corporation.

RANDALL OLIPHANT
Toronto, Ontario
President and Chief Executive Officer, Barrick Gold Corporation
Mr. Oliphant was appointed President and Chief Executive Officer of Barrick in March 1999. Previously he was Executive Vice President and Chief Financial Officer. He has been on the Board since 1997. Mr. Oliphant joined Barrick in 1987.

JOSEPH L. ROTMAN, O.C.
Toronto, Ontario
Chairman and Chief Executive Officer, Roy-L Capital Corporation
Mr. Rotman has been a director of Barrick since its inception.

JACK E. THOMPSON
Alamo, California
Vice Chairman, Barrick Gold Corporation
Mr. Thompson was appointed to the Board on December 14, 2001 upon the completion of the merger with Homestake Mining Company. Prior to that time, Mr. Thompson was Chairman and Chief Executive Officer of Homestake.

GREGORY C. WILKINS
Toronto, Ontario
Vice Chairman, TrizecHahn Corporation
Mr. Wilkins was Executive Vice President and Chief Financial Officer of Barrick until his appointment at Horsham (now TrizecHahn Corporation) in September 1993. He has been a member of the Board since 1991.

Officers

PETER MUNK
Chairman

ANGUS A. MacNAUGHTON
Vice Chairman

JACK E. THOMPSON
Vice Chairman

RANDALL OLIPHANT
President and
Chief Executive Officer

JOHN K. CARRINGTON
Vice Chairman and
Chief Operating Officer

PATRICK J. GARVER
Executive Vice President
and General Counsel

ALAN R. HILL
Executive Vice President,
Development

JOHN BUTLER
Senior Vice President,
Corporate Development

ALEXANDER J. DAVIDSON
Senior Vice President,
Exploration

JAMIE C. SOKALSKY
Senior Vice President and
Chief Financial Officer

AMMAR AL-JOUNDI
Vice President and Treasurer

M. VINCENT BORG
Vice President,
Corporate Communications

MICHAEL J. BROWN
Vice President,
United States Public Affairs

ANDRÉ R. FALZON
Vice President and Controller

GORDON FIFE
Vice President,
Organizational Effectiveness

JAMES FLEMING
Vice President,
Communications

GREGORY A. LANG
Vice President,
Australian Operations

JOHN T. McDONOUGH
Vice President, Environment

STEPHEN A. ORR
Vice President,
North American Operations

DAVID W. WELLES
Vice President and
Tax Counsel

RICHARD S. YOUNG
Vice President,
Investor Relations

SYBIL E. VEENMAN
Associate General Counsel
and Secretary

International Advisory Board

The International Advisory Board was established to provide advice to Barrick's Board of Directors and management as the Company expands internationally.

CHAIRMAN

THE RIGHT HONOURABLE
BRIAN MULRONEY
Former Prime Minister
of Canada

MEMBERS

SECRETARY WILLIAM
S. COHEN
United States
Chairman and
Chief Executive Officer,
The Cohen Group

HONOURABLE PAUL
G. DESMARAIS, SR.
Canada
Director and Chairman
of Executive Committee,
Power Corporation
of Canada

VERNON E. JORDAN, JR.
United States
Senior Managing Director,
Lazard Freres & Co., LLC
and Of Counsel to Akin,
Gump, Strauss, Hauer &
Feld, LLP

PETER MUNK
Canada
Chairman,
Barrick Gold Corporation
and Chairman,
TrizecHahn Corporation

LORD POWELL OF
BAYSWATER KCMG
United Kingdom
Chairman, Sagitta Asset
Management Limited

KARL OTTO PÖHL
Germany
Senior Partner,
Sal. Oppenheim Jr. & Cie.

JOSÉ E. ROHM
Argentina
Managing Director,
Banco General de Negocios

THE HONORABLE
ANDREW YOUNG
United States
Chairman,
GoodWorks International

Shareholder Information

SHARES TRADED ON FIVE MAJOR INTERNATIONAL STOCK EXCHANGES

New York
Toronto
London
Paris
Swiss

TICKER SYMBOL

ABX

NUMBER OF SHAREHOLDERS

27,238

INDEX LISTINGS

S&P 500
S&P/TSE 60
S&P Global 1200
TSE 100
S&P/TSE Composite
TSE Gold & Precious Minerals Index
S&P/TSE Canadian Materials Sector Index
FT of London Gold Index
Philadelphia Gold/Silver Index

2001 DIVIDEND PER SHARE

US$ 0.22

COMMON SHARES (millions)

Outstanding at December 31, 2001	536*
Weighted average - 2001	
Basic	536*
Diluted	538*

*Includes shares issuable upon exchange of HCI (Homestake Canada Inc.) exchangeable shares.

VOLUME OF SHARES TRADED

(millions)	2001	2000
TSE	388	282
NYSE	428	318

CLOSING PRICE OF SHARES

December 31, 2001	
TSE	C$ 25.45
NYSE	US$ 15.95

Share Trading Information

Toronto Stock Exchange	Share Volume (millions)		High		Low	
Quarter	2001	2000	2001	2000	2001	2000
First	74	81	C$27.48	C$25.25	C$21.10	C$23.17
Second	109	72	29.65	28.10	21.65	24.18
Third	100	50	28.59	25.95	21.95	23.00
Fourth	105	79	28.25	24.12	22.15	20.53
	388	282				

New York Stock Exchange	Share Volume (millions)		High		Low	
Quarter	2001	2000	2001	2000	2001	2000
First	90	88	US$17.59	US$19.75	US$13.70	US$15.63
Second	118	89	19.37	20.00	13.72	15.50
Third	108	59	17.98	18.38	14.20	14.81
Fourth	112	82	17.95	17.26	13.96	12.31
	428	318				

DIVIDEND PAYMENTS

In 2001, the Company paid a cash dividend of $0.22 per share - $0.11 on June 15 and $0.11 on December 14. A cash dividend of $0.22 per share was paid in 2000 - $0.11 on June 15 and $0.11 on December 15.

DIVIDEND POLICY

The amount and timing of any dividend is determined by the Board of Directors. The Board of Directors reviews the dividend policy semi-annually based on the cash requirements of the Company's operating assets, exploration and development activities, as well as potential acquisitions, combined with the current and projected financial position of the Company.

FORM 40-F

Annual Report on Form 40-F is filed with the United States Securities and Exchange Commission. This report will be made available to shareholders, without charge, upon written request to the Secretary of the Company at the Corporate Office.

OTHER LANGUAGE REPORTS

French and Spanish versions of this annual report are available from Investor Relations at the Corporate Office.

DIVIDEND REINVESTMENT PROGRAM

The Canadian Shareowners Association, a non-profit educational organization of retail investors, has selected Barrick to be a part of its dividend reinvestment program for Canadian investors. Barrick shareholders interested in this program should contact the Association at:
Telephone: (416) 595-9600
Fax: (416) 595-0400
Email: questions@shareowner.ca
Web site: www.shareowner.ca

SHAREHOLDER CONTACTS

Shareholders are welcome to contact the Company for information or questions concerning their shares. For general information on the Company, contact the Investor Relations Department.

For information on such matters as share transfers, dividend cheques and change of address, inquiries should be directed to the Secretary of Barrick or the Transfer Agents.

TRANSFER AGENTS AND REGISTRARS

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone: (416) 643-5500
Toll-free throughout North America:
1-800-387-0825
Fax: (416) 643-5501
Email: inquiries@cibcmellon.com
Web site: www.cibcmellon.com

Mellon Investor Services, L.L.C.
85 Challenger Road
Overpeck Center
Ridgefield Park, New Jersey 07660
Telephone: (201) 329-8660
Toll-free within the United States:
1-800-589-9836
Web site: www.mellon-investor.com

ANNUAL MEETING

The Annual General Meeting of Shareholders will be held on Wednesday, May 8, 2002 at 10:00 a.m. in the Canadian Room, Fairmont Royal York Hotel, Toronto, Ontario

Corporate Information

CORPORATE OFFICE

Barrick Gold Corporation
Royal Bank Plaza
South Tower
200 Bay Street, Suite 2700
P.O. Box 119
Toronto, Canada M5J 2J3
Telephone: (416) 861-9911
Fax: (416) 861-2492

MINING OPERATIONS

North America

Goldstrike Property:
Betze-Post Mine and
Meikle Mine
P.O. Box 29
Elko, Nevada U.S.A. 89803
Stephen Lang
Vice President and
General Manager
Telephone: (775) 738-8043
Fax: (775) 738-7685

Round Mountain Gold
P.O. Box 480
Round Mountain
Nevada U.S.A. 89045
Mike Doyle
General Manager
Telephone: (775) 377-2366
Fax: (775) 377-3240

Eskay Creek
No. 1 Airport Way
Smithers, B.C.
Canada V0J 2N0
Gary Biles
General Manager
Telephone: (604) 522-9877
Fax: (604) 515-5241

Hemlo Operations
P.O. Bag 500
Marathon, Ontario
Canada P0T 2E0
Peter Rowlandson
Area General Manager
Telephone: (807) 238-1100
Fax: (807) 238-1050

Holt-McDermott Mine
P.O. Box 278
Kirkland Lake, Ontario
Canada P2N 3H7
Brian Grebenc
Mine Manager
Telephone: (705) 567-9251
Fax: (705) 567-6867

South America

Chilean Operations
Av. Pedro de Valdivia 100
Piso II. Providencia
Santiago, Chile
Raymond Threlkeld
Vice President, Operations
and Development,
Chile/Argentina
Telephone: (56-2) 340-2022
Fax: (56-2) 233-0188

Pierina Mine
Pasaje Los Delfines, 159
3er Piso
Urb. Las Gardenias
Lima 33, Peru
Igor Gonzales
Vice President and
General Manager
Telephone: (51-1) 275-0600
Fax: (51-1) 275-3733

East Africa

Bulyanhulu Mine
International House, Level 2
Shaaban Robert Street/
Garden Avenue
P.O. Box 108
Dar es Salaam, Tanzania
Roy Meade
Vice President and
General Manager
Telephone: (255-51) 123-181
Fax: (255-51) 123-180

Australia

Australian Operations
2 Mill Street
10th Floor
Perth, WA 6000 Australia
Gregory Lang
Vice President,
Australian Operations
Telephone: (61-8) 9212-5777
Fax: (61-8) 9322-5700

CORPORATE DATA

Auditors

PricewaterhouseCoopers LLP
Toronto, Canada

Investor Relations

Contact:
Richard S. Young
Vice President,
Investor Relations
Telephone: (416) 307-7431
Fax: (416) 861-0727
Email: ryoung@barrick.com

Kathy Sipos
Manager, Investor Relations
Telephone: (416) 307-7441
Fax: (416) 861-0727
Email: ksipos@barrick.com

Sandra Grabell
Investor Relations Officer
Telephone: (416) 307-7440
Fax: (416) 861-0727
Email: sgrabell@barrick.com

Toll-free number within
Canada and United States:
1-800-720-7415
Email: investor@barrick.com
Web site: www.barrick.com

FORWARD LOOKING STATEMENTS

Certain statements included herein, including those regarding, production, realized gold prices and costs constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Barrick or of the gold mining industry to be materially different from future results, performance or achievements expressed or implied by those forward looking statements. These risks, uncertainties and other factors include, but are not limited to, changes in the worldwide price of gold or certain other commodities and currencies and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in Barrick's most recent Annual Information Form and "Management's Discussion and Analysis of Financial and Operating Results" on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

CREATIVE AND PROJECT MANAGEMENT: Trilogy Integrated Investor Relations Inc. DESIGN: Meredith MacKinlay, Egg Design ART DIRECTION: Louise Taylor PRODUCTION: Lesia Olexandra, Jocelyn Sealy PRINT: Bowne

1-800-720-7415

investor@barrick.com

www.barrick.com


BARRICK

EXHIBIT 2

TRDOCS01/58946.1



BARRICK

BARRICK GOLD CORPORATION
Royal Bank Plaza
South Tower, Suite 2700
P.O. Box 119
Toronto, Canada
M5J 2J3

Tel (416) 861-9911
Fax (416) 861-2492

March 21, 2002

Dear Shareholder:

On behalf of the Board of Directors, I would like to invite you to attend Barrick's Annual Meeting of Shareholders to be held on Wednesday, May 8, 2002 at 10:00 a.m. in the Canadian Room of The Royal York Hotel, Toronto, Ontario. It is an opportunity for the Directors and Management of Barrick to meet with you, our shareholders.

We will report to you at the meeting on the Corporation's performance in 2001 and our plans for the future.

Enclosed is the Notice of the Meeting, the Management Information Circular and Proxy Statement, a Proxy or Voting Instruction form, and the 2001 Annual Report.

We would appreciate your returning the signed Proxy or Voting Instruction form to ensure that your vote is recorded. We hope that we will have the opportunity to welcome you to this year's annual meeting.

Sincerely,

PETER MUNK (signed)
Chairman

BARRICK GOLD CORPORATION

Suite 2700, South Tower, Royal Bank Plaza, P.O. Box 119
Toronto, Ontario, Canada M5J 2J3

Notice of the Annual Meeting of Shareholders

NOTICE is hereby given that the Annual Meeting of the Shareholders (the "Meeting") of Barrick Gold Corporation (the "Company" or "Barrick") will be held in the Canadian Room of The Royal York Hotel, Toronto, Ontario on Wednesday, May 8, 2002 at 10:00 a.m. (Toronto time) in order to:

1. receive the consolidated financial statements of the Company for the year ended December 31, 2001 and the auditors' report thereon;
2. elect directors;
3. appoint auditors and authorize the directors to fix their remuneration; and
4. transact such other business as may properly be brought before the Meeting and any postponement or adjournment thereof.

Barrick's Board of Directors has fixed the close of business on March 20, 2002 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment. Only the holders of record of Barrick common shares and Homestake Canada Inc. exchangeable shares are entitled to have their votes counted at the Meeting. Computershare Trust Company of Canada, as the holder of the Barrick special voting share, will cast the votes attributable to the Homestake Canada Inc. exchangeable shares as instructed by the holders thereof. Holders who have acquired Barrick Common Shares after the record date, are entitled to vote those shares at the Meeting upon producing properly endorsed share certificates, or otherwise establishing share ownership, and demanding the inclusion of their name in the list of shareholders not later than ten days before the date of the Meeting.

DATED at Toronto, Ontario, this 21st day of March, 2002.

By Order of the Board of Directors,

Sybil E. Veenman (signed)
Associate General Counsel and Secretary

Enclosed is the Annual Report to shareholders for the year 2001. Shareholders are cordially invited to attend the Meeting. Shareholders are urged to complete, sign, date and return the enclosed proxy or voting instruction form promptly in the envelope provided or by facsimile. To be effective, Barrick proxies must be received by CIBC Mellon Trust Company, Proxy Dept., 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9 or by facsimile at (416) 368-2502 by 5:00 p.m. (Toronto time) on May 7, 2002 or the last business day prior to any adjourned or postponed Meeting. Homestake Canada Inc voting instruction forms must be received by Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 or by facsimile at (604) 683-3694, by 5:00 p.m. (Vancouver time) on May 6, 2002 or the second last business day before any adjourned or postponed Meeting. Shareholders whose shares are held by a nominee may receive either a voting instruction form or form of proxy and should follow the instructions provided by the nominee.

Proxies will be counted and tabulated by CIBC Mellon Trust Company, the Company's registrar and transfer agent, in such a manner as to protect the confidentiality of how a particular shareholder votes except where they contain comments clearly intended for management, in the case of a proxy contest, or where it is necessary to permit management to discharge its legal obligations to the Company or its shareholders.

BARRICK GOLD CORPORATION

Suite 2700, South Tower, Royal Bank Plaza, P.O. Box 119
Toronto, Ontario, Canada M5J 2J3

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

This Management Information Circular and Proxy Statement (the "Circular") is furnished in connection with the solicitation of proxies by the management of Barrick Gold Corporation (the "Company" or "Barrick") for use at the Annual Meeting of Shareholders (or any postponement or adjournment thereof) of Barrick (the "Meeting") to be held at 10:00 a.m. (Toronto time) on Wednesday, May 8, 2002 in the Canadian Room of The Royal York Hotel, Toronto, Ontario for the purposes set forth in the accompanying Notice of Meeting.

The solicitation will be primarily by mail, but proxies may also be solicited personally by telephone by regular employees of the Company for which no additional compensation will be paid. In addition, Barrick has retained Georgeson Shareholder Communications to assist in the solicitation of proxies in the United States and Canada for estimated fees of $24,000. The cost of preparing, assembling and mailing this Circular, the Notice of Meeting, the proxy form, the voting instruction form and any other material relating to the Meeting has been or will be borne by Barrick. The Company will reimburse brokers and other entities for costs incurred by them in mailing soliciting materials to the beneficial owners of common shares of Barrick ("Barrick Common Shares") and Homestake Canada Inc. exchangeable shares ("HCI Exchangeable Shares"). It is anticipated that copies of this Circular and accompanying proxy form or voting instruction form will be distributed to shareholders on or about March 28, 2002.

This Circular provides the information you need to vote at the Meeting.

- If you are a holder of Barrick Common Shares, we have enclosed a proxy form which you can use to vote at the Meeting.
- If you are a holder of HCI Exchangeable Shares, we have enclosed a voting instruction form which you can use to give the voting instructions that indirectly permit you to vote such shares.
- If your Barrick Common Shares or HCI Exchangeable Shares are held by a nominee you may receive either a form of proxy or voting instruction form and should follow the instructions provided by the nominee.

Our 2001 Annual Report, which includes our U.S. GAAP financial statements and other important information about Barrick, and a booklet containing our Canadian GAAP financial statements, are also enclosed with this Circular.

Unless otherwise indicated, the information in this Circular is given as at March 15, 2002. Unless otherwise indicated, all dollar references in this Circular are to United States dollars and all references to financial results are based on our U.S. GAAP financial statements.

VOTING AT THE MEETING

The "record date" for the Meeting is March 20, 2002.

If you held Barrick Common Shares or HCI Exchangeable Shares in your name at the close of business on March 20, 2002, you are entitled to vote at the Meeting. If you owned Barrick Common Shares or HCI

Exchangeable Shares at March 20, 2002, but they are in the name of a broker, bank or other nominee, that broker, bank or other nominee votes on your behalf unless it appoints you or your designee as a proxy.

If you have acquired Barrick Common Shares after the record date, you are entitled to vote those shares at the Meeting upon producing properly endorsed share certificates, or otherwise establishing share ownership, and demanding the inclusion of your name in the list of shareholders not later than ten days before the date of the Meeting.

Voting your Barrick Common Shares

Each Barrick Common Share that you own in your name entitles you to one vote.

There are two ways to vote your Barrick Common Shares at the Meeting:

- ***You can vote by signing and returning the enclosed proxy form.*** If you vote by proxy form, your "proxy" (one of the individuals named on the proxy form) will vote your shares as you instruct on the proxy form. **You have the right to appoint a person other than the person currently named on the proxy form to represent you at the Meeting.** To designate another person simply fill in that person's name in the space provided on the proxy form. **If you sign and return the proxy form, but don't give instructions on how to vote your Barrick Common Shares, your shares will be voted as follows:**
  - **"For"** the election of the thirteen nominees as directors; and
  - **"For"** the appointment of PriceWaterhouseCoopers LLP as independent auditors for 2002 and the authorization of the directors to fix their remuneration.

  To be effective, proxy forms must be received by CIBC Mellon Trust Company, Proxy Dept., 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9 or by facsimile at (416) 368-2502, by 5:00pm (Toronto time) on May 7, 2002 or the last business day before any adjourned or postponed Meeting.
- ***You can attend the Meeting and vote in person.*** We will give you a ballot when you arrive. However, if your Barrick Common Shares are held in the name of your broker, bank or another nominee, you must have the broker, bank or other nominee appoint you as a proxy. That's the only way we can be sure that the broker, bank or other nominee has not already voted your shares.

Voting your HCI Exchangeable Shares

Following the completion of the acquisition by Barrick of Homestake Mining Company effective December 14, 2001, your HCI Exchangeable Shares (each of which was previously exchangeable for one share of common stock of Homestake Mining Company) are now each exchangeable at any time for 0.53 of a Barrick Common Share.

Your HCI Exchangable Shares give you essentially the same economic rights and, indirectly, the same voting rights that you would have if you held Barrick Common Shares. You are entitled to receive dividends from HCI that are equivalent to the dividends paid on 0.53 of a Barrick Common Share. (You don't share in dividends or distributions payable on the Homestake Canada Inc. common shares, all of which are owned by a subsidiary of Barrick.) You also are entitled to exercise the same voting rights as a holder of 0.53 of a Barrick Common Share. (Except as required by Ontario law, you do not exercise voting rights as a shareholder of Homestake Canada Inc.) That is the reason we are sending you this proxy material. Your HCI Exchangeable Shares are also each exchangeable at any time for 0.53 of a Barrick Common Share.

Each HCI Exchangeable Share that you own in your name entitles you to 0.53 of a vote.

There are two ways to vote your HCI Exchangeable Shares:

- ***You can vote by signing and returning the enclosed voting instruction form.*** The voting instruction form permits you to instruct Computershare Trust Company of Canada ("Computershare") to vote in respect of your HCI Exchangeable Shares. Computershare serves as the trustee under the Voting,

Support and Exchange Trust Agreement (as supplemented). As trustee, Computershare holds a special voting share of Barrick (the "Special Voting Share") that enables it to vote on behalf of the holders of HCI Exchangeable Shares on all matters presented to holders of Barrick Common Shares. Except as otherwise required by applicable law, the Special Voting Share has a number of votes attached to it equal to the number of HCI Exchangeable Shares outstanding from time to time, which are not owned by Barrick and its subsidiaries, multiplied by 0.53. As a holder of HCI Exchangeable Shares on the record date, you are entitled to instruct Computershare to cast a number of votes equal to the number of Barrick Common Shares for which the HCI Exchangeable Shares held by you are exchangeable. You also can use your voting instruction form to name a proxy to represent you at the Meeting. To designate a proxy, simply fill in the name of person you wish to appoint to represent you in the space provided on the voting instruction form.

If you sign and return the voting instruction form, but don't give instructions on how to vote your HCI Exchangeable Shares, Computershare will vote as follows:

- **"For"** the election of the thirteen director nominees as directors; and
- **"For"** the appointment of PriceWaterhouseCoopers LLP as independent auditors for 2002 and the authorization of the directors to fix their remuneration.

To be effective, voting instruction forms must be received by Computershare, 510 Barrard Street, Vancouver, British Columbia, Canada V6C 3B9 or by facsimile at (604) 683-3694, by 5:00 p.m. (Vancouver time) on May 6, 2002 or the second last business day before any adjourned or postponed Meeting. That will give Computershare enough time to tabulate the voting instructions and vote on your behalf.

- ***You can attend the Meeting and vote in person.*** Your voting instruction form permits you to name yourself as proxy. Bring your voting instruction form with you, naming yourself as proxy, and we will give you a ballot when your arrive. However, if your HCI Exchangeable Shares are held in the name of your broker, bank or other nominee, you must have the broker, bank or other nominee appoint you as a proxy. That's the only way we can be sure that the broker, bank or other nominee has not already instructed Computershare to vote your HCI Exchangeable Shares.

Revoking your Proxy or Voting Instructions

Revoking your Proxy for Barrick Common Shares

If you give a proxy, you may revoke it at any time before it is used by doing any one of the following:

- You may send another proxy form with a later date to CIBC Mellon Trust Company but it must reach CIBC Mellon by 5:00 p.m. (Toronto time) on May 7, 2002 or the last business day before any adjourned or postponed Meeting.
- You may notify the Secretary of Barrick, in writing before the Meeting, that you have revoked your proxy.
- You may attend the Meeting, revoke your proxy, and vote in person.

Revoking your Voting Instructions for HCI Exchangeable Shares

If you give voting instructions to Computershare or appoint a proxy, you may revoke the voting instructions or the proxy at any time before the HCI Exchangeable Shares are voted by doing any one of the following:

- You may send another voting instruction form with a later date to Computershare, but it must reach Computershare by 5:00 p.m. (Vancouver time) on May 6, 2002 or the second last business day before any adjourned or postponed Meeting to be sure that Computershare has enough time to process the change.

- You may notify the Secretary of Barrick, in writing before the Meeting, that you have revoked your voting instructions.

- You may attend the Meeting, revoke your voting instructions to Computershare, appoint yourself as proxy and vote in person.

ADDITIONAL MATTERS PRESENTED AT THE ANNUAL MEETING

The enclosed proxy form or voting instruction form confers discretionary authority upon the persons named as proxies with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

If you sign and return the proxy form for Barrick Common Shares and any matter is presented at the Meeting in addition to the matters described in the Notice of Annual Meeting, the Barrick officers named as proxies will vote in their best judgement. If you give Computershare authority to vote your HCI Exchangeable Shares, Computershare has advised Barrick that it will vote on any additional matters as recommended by Barrick's management. When this Circular went to press, we were not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting or any amendments to the matters described in such notice.

VOTING SHARES AND PRINCIPAL HOLDERS

The Barrick Common Shares and the Special Voting Share are the only shares entitled to vote directly at the Meeting. As at March 20, 2002, 537,813,627 Barrick Common Shares and one Special Voting Share were issued and outstanding. The holders of Barrick Common Shares are entitled to one vote per share. Computershare, the holder of the Special Voting Share, is entitled to cast the number of votes equal to the number of HCI Exchangeable Shares outstanding (excluding those owned by Barrick) multiplied by 0.53. Computershare will cast these votes as directed by the holders of the HCI Exchangeable Shares on the basis of 0.53 votes per HCI Exchangeable Share. To the extent that an HCI Exchangeable Shareholder does not provide voting instructions to Computershare, Computershare will not cast the corresponding votes. As of March 20, 2002, there were 2,070,556 HCI Exchangeable Shares outstanding which were not owned by Barrick, which would entitle the holder of the Special Voting Share to cast 1,097,394.68 votes at the Meeting.

The presence of at least 2 people holding or representing by proxy at least 20% of the total number of votes attached to the issued shares entitled to vote at the Meeting is necessary for a quorum at the Meeting.

To the knowledge of the directors and senior officers of Barrick, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

ELECTION OF DIRECTORS

It is proposed that the 13 people listed below be nominated for election as directors of Barrick to hold office until the next annual meeting or until their successors are elected or appointed. All of the proposed nominees are now directors of Barrick and have been since the dates indicated. The Articles of the Company provide for a minimum of five and a maximum of 20 directors.

Unless authority to do so is withheld, proxies given pursuant to this solicitation by the management of Barrick will be voted for the election of the proposed nominees. If any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

Information Regarding Nominees for Election as Directors

A brief statement of the business experience, age and principal occupation for each person nominated for election as a director is set out below. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated.

Name and Municipality of Residence (Age)	Became a Director	Principal Occupation for the Past Five Years	Barrick Common Shares Beneficially Owned Directly or Indirectly as at March 15, 2002[1]	Stock Options held as at March 15, 2002
Howard L. Beck Toronto, Ontario (68)	1984	Chairman, Wescam Inc. (design and manufacture of stabilized imagery and transmission systems).	189,144	100,000
C. William D. Birchall Nassau, Bahamas (59)	1984	Corporate Director.	65,000[2]	350,000
John K. Carrington Thornhill, Ontario (58)	1996	Vice-Chairman and Chief Operating Officer of Barrick.	2,700	575,000
Marshall A. Cohen Toronto, Ontario (66)	1988	Counsel, Cassels, Brock & Blackwell (Barristers and Solicitors).	4,000	100,000
Peter A. Crossgrove Toronto, Ontario (65)	1993	Chairman, Masonite International Corporation (door manufacturing).	5,000	100,000
Angus A. MacNaughton Danville, California (70)	1986	Vice-Chairman of Barrick; President, Genstar Investment Corporation (investment company).	60,000	100,000
The Right Honourable Brian Mulroney Montreal, Quebec (62)	1993	Chairman, International Advisory Board of Barrick; Senior Partner, Ogilvy Renault (Barristers and Solicitors); former Prime Minister of Canada.	1,000	150,000
Anthony Munk Toronto, Ontario (41)	1996	Vice-President of Onex Corporation (diversified manufacturing and service company).	5,000	200,000
Peter Munk Toronto, Ontario (74)	1984	Chairman of Barrick; Chairman of TrizecHahn Corporation (real estate).	1,000,000[2]	1,750,000
Randall Oliphant Toronto, Ontario (42)	1997	President and Chief Executive Officer of Barrick.	10,200	1,100,000
Joseph L. Rotman Toronto, Ontario (67)	1984	Chairman and Chief Executive Officer Roy-L Capital Corporation (private holding company).	100,000	100,000
Jack E. Thompson Alamo, California (51)	2001	Vice Chairman of Barrick; prior to December 14, 2001, Chairman and Chief Executive Officer of Homestake Mining Company (gold mining).	73,595[3]	402,667
Gregory C. Wilkins Toronto, Ontario (46)	1991	Vice-Chairman, TrizecHahn Corporation (real estate).	10,000	100,000

(1) The information about Barrick Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of Barrick, has been furnished by the respective nominees. Unless otherwise indicated, (i) beneficial ownership is direct and (ii) the person indicated has sole voting and investment power.

(2) Messrs. P. Munk and Birchall may be deemed indirectly to have an interest in Barrick through their respective interests in TrizecHahn Corporation ("TrizecHahn"). Messrs. P. Munk and Birchall are directors and officers of TrizecHahn.

TrizecHahn owns 5.6% or 30,299,558 Barrick Common Shares. Mr. Munk's holdings of TrizecHahn shares include 1,198,152 subordinate voting shares owned through P.M. Capital Inc., 2,000 subordinate voting shares which are owned by family members and 7,522,283 multiple voting shares owned through P.M. Capital Inc. Each such multiple voting share carries 50 votes. P.M. Capital Inc. has entered into an agreement with TrizecHahn which provides that P.M. Capital Inc. will not vote more than that number of multiple voting shares that, in the aggregate, represent a simple majority of all votes entitled to be cast on the matter by all holders of voting securities of TrizecHahn. Family members of Mr. P. Munk own 1,600 Barrick Common Shares (excluding those shares owned by Mr. A. Munk, who is a director of Barrick). Mr. Birchall controls directly or indirectly 2,104,354 subordinate voting shares of TrizecHahn. Messrs. P. Munk and Birchall disclaim any beneficial ownership of the Barrick Common Shares owned by TrizecHahn.

(3) Of the 73,595 Barrick Common Shares indicated for Mr. Thompson: approximately 35,137 shares are based on ownership of an undivided trust in a 401(K) savings plan, under which the precise number of shares varies from time to time due to a plan forfeitures, cash allocations, etc; and 212 shares are held in a custodial account for a minor child.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Barrick, the Board of Directors and management of Barrick emphasize effective corporate governance. Accordingly, they have developed corporate governance systems and procedures that are appropriate to the Company and its business.

The Toronto Stock Exchange has adopted a number of corporate governance guidelines which address such matters as the constitution and independence of, and the functions to be performed by, a board of directors and its committees. The following outlines Barrick's corporate governance practices with respect to the various matters addressed by such guidelines.

Constitution of the Board of Directors

The Board of Directors is currently comprised of 13 directors. The size and composition of the Board reflects a breadth of backgrounds and experience that is important for effective governance of an international corporation in the mining industry. The Board is able to function effectively and efficiently at its current size.

The Board of Directors has considered the relationship to Barrick of each of the current directors and has determined that five of the 13 directors are "unrelated"[1] (Messrs. Beck, Cohen, Crossgrove, MacNaughton and Rotman). Five of the directors who are considered related are officers or employees of Barrick (Messrs. Carrington, Mulroney, Oliphant, Peter Munk and Thompson), two of the other directors who are considered related are officers or directors of TrizecHahn Corporation (Messrs. Birchall and Wilkins), an entity which is controlled by the Barrick's Chairman, Mr. Peter Munk, and one of the related directors is a member of the Chairman's family (Mr. Anthony Munk).

The Board periodically evaluates its size and composition and may consider nominating new members in the future. Although, it is not proposed that any additions be made to the Board at this time, it is anticipated that any new directors would be unrelated to Barrick.

Barrick does not have a significant shareholder, since there is no person who has the ability to exercise a majority of the votes for the election of directors.

As Chairman, Mr. Peter Munk plays a central role in the strategic direction of the Company. An experienced and independent Board of Directors has also made a significant contribution to Barrick's success and the Board is satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of Barrick.

---

(1) An "unrelated director" has the meaning attributed to that term in The Toronto Stock Exchange Company Manual, being "a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding".

The Board of Directors is satisfied that there are sufficient systems and procedures in place to allow the Board to function independently. The Board believes that the current level of remuneration paid to directors is both adequate and appropriate.

Mandate of the Board of Directors, its Committees and Management

Management is responsible for Barrick's day-to-day operations, for proposing its strategic direction and presenting budgets and business plans to the Board of Directors for approval. The Board of Directors is responsible for overseeing management of the Company and determining Barrick's strategy. The Board looks to management to keep it apprised of all significant developments affecting Barrick and its operations. The Board also receives regular reports from management on compliance with various legal requirements and internal control procedures and expects management to provide it with additional reports if extraordinary situations arise. Formal mandates for the Board of Directors and the Chief Executive Officer have not been considered necessary, since the relative allocation of responsibility is well understood by each of management and the Board. All major acquisitions, dispositions and investments, as well as significant financings and other significant matters outside the ordinary course of Barrick's business, are subject to approval by the Board of Directors.

The Board of Directors has established five committees.

Barrick's by-laws provide for an Executive Committee which, during intervals between the meetings of the Board of Directors, exercises all the powers of the Board (except those powers specifically reserved by law to the Board of Directors). The Executive Committee was created to facilitate Barrick's activities from an administrative perspective, but does not supplant the full Board of Directors in the consideration of significant issues facing the Company. It is comprised of four related directors (P. Munk, B. Mulroney, R. Oliphant and G. C. Wilkins) and one unrelated director (A. A. MacNaughton). The Board of Directors believes that it is desirable for a majority of this Committee to be related to the Company. The nature of the Executive Committee's mandate requires its members to be available on very short notice to deal with significant issues. All action approved by the Executive Committee is subsequently brought to the attention of the full Board of Directors. There were no meetings of the Executive Committee during 2001.

The Audit Committee is comprised of three directors, two of whom (H. L. Beck and P. A. Crossgrove) are unrelated (and who, by definition, are outside directors) and one of whom (C.W.D. Birchall) is related. The Committee is responsible for reviewing Barrick's annual financial statements with management and the external auditors and recommending that the Board of Directors approve the financial statements. In addition, the Committee is responsible for reviewing the interim financial statements. The Audit Committee also reviews the external audit plan and the results of the audit, reviews the adequacy of the Company's internal control systems and meets with management and with the external auditors to discuss financial issues relevant to Barrick. There were seven Audit Committee meetings during 2001.

The Compensation and Corporate Governance Committee is comprised entirely of unrelated directors. The Committee is responsible for reviewing and approving Barrick's compensation policies and practices, for reviewing and approving the remuneration of directors and senior management, for succession planning with respect to senior executive positions and for administering Barrick's stock option and restricted share unit plans. When granting stock options, the Committee determines the number of shares covered by each grant and the terms and conditions of the option, subject to the specific provisions of the plan and the approval of the Board of Directors. The Committee may consider changes to the remuneration of the directors which may be appropriate from time to time to ensure it properly reflects the responsibilities associated with being an effective director. The Committee's functions also include reviewing Barrick's corporate governance policies and practices generally and making recommendations to the Board of Directors as appropriate. The Committee considers candidates for election as directors, annually recommends to the Board of Directors a slate of nominees for election by the shareholders and recommends to the Board nominees to fill vacancies on the Board. In considering nominees to the Board of Directors, the Committee's mandate requires that it consider the current composition of the Board and give due consideration to qualified candidates of either gender having an appropriate variety of skills.

backgrounds and life experience. New members of the Board of Directors are provided with the necessary information about Barrick, its business and the factors which affect its performance by management and by other members of the Board. The Committee is also responsible for reviewing the effectiveness of the operation of the Board of Directors. The mandate of the Committee empowers it to retain outside advisors on behalf of any director or group of directors at the Company's expense to advise such directors on matters relating to Barrick, the business of the Board of Directors or any committee of the Board. The members of the Committee are P. A. Crossgrove, A. A. MacNaughton and J. L. Rotman. There were two meetings of the Committee during 2001.

The functions of the Environmental, Occupational Health and Safety Committee are to review environmental and occupational health and safety policies and programs, to oversee Barrick's environmental and occupational health and safety performance, and to monitor current and future regulatory issues. The Committee reports and makes recommendations, where appropriate, on significant matters to the Board. The Committee is comprised of two related directors (J. K. Carrington and J. E. Thompson) and two unrelated directors (M. A. Cohen and P. A. Crossgrove). There were four meetings of the Environmental, Occupational Health and Safety Committee during 2001.

The Finance Committee is responsible for reviewing Barrick's investment strategies, Premium Gold Sales Program and debt and equity structure generally and making recommendations to the Board of Directors as appropriate. The Finance Committee is comprised of four related directors (C.W.D. Birchall, A. Munk, R. Oliphant and G. C. Wilkins) and one unrelated director (A. A. MacNaughton). The fact that a majority of the members are related is balanced by the fact that the recommendations of the Committee are considered by the full Board of Directors. There were two meetings of the Finance Committee during 2001.

Action by the Board of Directors or Committees may be taken at a regularly held meeting, at a meeting held by conference call or by written consent. There were six meetings of the Board of Directors during 2001.

International Advisory Board

As Barrick's activities expanded internationally, the Board of Directors determined in 1995 that the Company would benefit from the participation of certain additional senior members of the global business and political communities. Barrick has established an International Advisory Board to provide advice as required to the Board of Directors and management on geo-political and other strategic issues affecting the Company. The International Advisory Board meets approximately once per year and its members make themselves available regularly for consultation and assistance with specific matters.

Shareholder Communications

Barrick has procedures in place to provide for effective communications with its shareholders. Barrick's management includes an investor relations department with persons experienced in and dedicated to working closely with members of the investment community, institutional investors and individual shareholders. Shareholders receive timely dissemination of information and the Company has procedures in place to obtain and appropriately deal with feedback from its shareholders.

The Board of Directors believes that its corporate governance practices are effective and appropriate for a corporation engaged in gold mining and exploration in various parts of the world. The Board of Directors continues to monitor its governance practices to ensure that they continue to be appropriate and responsive to changing circumstances.

REPORT ON EXECUTIVE COMPENSATION

Composition and Responsibility of Committee

The Compensation and Corporate Governance Committee (the "Compensation Committee") is responsible for reviewing and approving Barrick's compensation policies and practices, for reviewing and approving the remuneration of directors and senior management, for succession planning with respect to senior executive positions and for administering Barrick's stock option and restricted share unit plans. The Compensation Committee bases its recommendations on Barrick's established policies and on the individual's and the Company's performance. The members of the Compensation Committee are A.A. MacNaughton, P.A. Crossgrove and J.L. Rotman. With the exception of Mr. MacNaughton, none of the members of the Compensation Committee is or formerly was an officer or employee of Barrick or its subsidiaries. During 2001, Mr. MacNaughton served as non-executive Vice-Chairman, but received no remuneration for acting in that position.

Compensation Philosophy and Objectives

Barrick's principal goal is to create value for its shareholders. The Company believes that directors, officers and employees who advance that goal — from a haul-truck operator to the chief executive officer — should have their compensation aligned with the interests of shareholders.

Barrick's executive compensation philosophy is founded on four principal objectives: (1) to link the interests of executive officers with the short and long-term interests of shareholders; (2) to link executive compensation to the performance of the Company and the individual; (3) to leverage performance through emphasis on variable compensation; and (4) to compensate executive officers at a level and in a manner that ensures that Barrick is capable of attracting, motivating and retaining individuals with exceptional executive skills.

The compensation of executive officers is comprised of three principal components — base salary, annual cash bonuses and long-term incentives in the form of stock options and restricted share units. In addition, Barrick has implemented a retirement plan for officers of the Company (see "Other Compensation Arrangements" on page 14).

In late 2000, Barrick undertook a review of its executive compensation practices. This review used a comparator group comprised of 50% U.S. based companies and 50% Canadian companies from capital intensive general industry and with a market capitalization comparable to that of Barrick. Base salaries, bonuses and long-term incentives were targeted at the median of this comparator group, with other gold companies being used for the purposes of assessing Barrick's relative performance within the gold mining industry. Adjustments in compensation to align Barrick's compensation practices with the median of the comparator group are being phased in over a period of three years.

The Compensation Committee considers the Company's record of performance in all of its compensation reviews.

Base Salary

Base salaries for executive officers are targeted at the median salary levels of executives in the comparator group of North American companies. To ensure that Barrick will continue to attract and retain qualified and experienced executives, base salaries are reviewed and adjusted periodically. Salary adjustments were made in 2001 in order to begin to bring base salaries of Barrick's executives closer to the comparator group identified as part of the review of compensation practices undertaken at the end of 2000.

Cash Bonuses

Cash bonuses for executive officers reflect both individual and corporate performance during the year and Barrick's success in achieving its goals. Recommendations on cash bonuses are made to the Compensation Committee in the following manner:

Recommendation for:	Made by:
Chairman	Compensation Committee Chairman
President and Chief Executive Officer	Compensation Committee Chairman
Vice-Chairman and Chief Operating Officer	Compensation Committee Chairman
Other Executives	President and Chief Executive Officer, in consultation with senior executives

The performance criteria considered in determining cash bonus awards vary in accordance with the position and responsibilities of the individual being evaluated. Financial, operational and corporate development indicators, combined with personal achievements that demonstrate a contribution to corporate growth, are among the significant considerations in determining bonuses for executive officers. The relevant factors for 2001 are summarized below.

On December 14, 2001, Barrick completed the merger with Homestake Mining Company ("Homestake"), which had been announced on June 25, 2001. Homestake was an international gold mining company with operating mines in the United States, Canada, Chile and Australia.

Gold production and costs in 2001 were in line with targets. The combined company saw production increase to a record 6.1 million ounces, from 5.95 million ounces in 2000. Total cash costs per ounce were $162 per ounce, compared to $155 per ounce in 2000. Total proven and probable gold reserves for 2001 increased to 82.3 million ounces, up from 79.3 million ounces of gold for the combined Barrick/Homestake in 2000, after production. The Premium Gold Sales Program achieved a premium over the spot price of gold for the 14th year in a row, generating $289 million in additional revenue in 2001. Net income for the combined company was $245 million, before one-time merger related costs ($107 million, net of tax) and a charge ($42 million, net of tax) related to litigation initiated against Homestake a number of years ago, up from net income of $168 million (before a provision of $1.36 billion for mining assets, net of tax) in 2000. Operating cash flows in 2001 were $721 million, as compared to $940 million in 2000, on a combined basis.

As part of the merger process an integration team undertook a detailed review of Barrick and Homestake and identified expected annual synergies of approximately $60 million. A comprehensive review also identified production and cost saving opportunities at the combined company's properties. In addition, an assessment was commenced of potential synergies at the Pascua-Lama/Veladero properties as part of a unified district, with an emphasis on greater speed in development and reduced capital and operating expenditures.

Also in 2001, the Bulyanhulu mine in Tanzania was completed on schedule and on budget. The mine enjoyed a smooth start up, working at or better than expectations in most areas. Excellent progress was made during the second half of the year towards identifying and implementing refinements necessary to improve the recovery rates experienced during start up. The mine is expected to be a significant contributor to production, earnings and cash flow over its life. Continued exploration success resulted in an increase to 12 million ounces of proven and probable gold reserves at December 31, 2001, up from 10 million at the end of 2000.

Although substantial achievements were made during 2001, bonuses in general reflected lower earnings for Barrick on a stand alone basis, as compared to 2000 earnings. However, it was recognized that significant individual contributions and performance achievements, such as specific contributions to the completion of the merger and to the integration process and contributions to the completion and start-up of the Bulyanhulu Mine, warranted an additional component to some bonuses, resulting in the total bonus paid to certain individuals being higher than the previous year.

Long-term Incentives

Barrick grants long-term incentives in the form of stock options and in the form of restricted share units.

The purpose of the Corporation's stock option plan is two-fold: (1) to ensure an incentive exists to maximize shareholder wealth by tying executive compensation to share price performance; and (2) to reward those executives making a long-term commitment. Stock options are directly linked to increases in the wealth of shareholders and the individual's contribution to that central goal. Barrick strongly believes that annual incentives and stock options play an important role in building shareholder value.

Stock options are granted by the Compensation Committee in accordance with the stock option plan approved by shareholders at not less than the closing price of the Barrick Common Shares on the business day immediately prior to the date of grant. The Committee considers the number and term of options outstanding when determining whether to grant options. The maximum number of Barrick Common Shares which can be issued under the plan to any individual cannot exceed 1% of the issued and outstanding Barrick Common Shares on the date of grant of the option.

According to the plan's provisions, the Compensation Committee determines the number of shares subject to each option, the option price, the extent to which each option is exercisable from time to time during the term of the option, and any other provisions with respect to such option. If the Compensation Committee fails to make a determination with respect to any of these matters, the option is exercisable within five years from the date of grant with not more than one-fifth of the shares covered by the option available to be taken up during any one of such years. The Committee's established practice has been to grant options having a term of ten years, vesting over a period of four years. Options granted by the Compensation Committee are subject to approval by the Board of Directors. Options are not transferable.

During 2001, Barrick implemented a restricted share unit ("RSU") plan. In lieu of granting actual shares, a specific number of units, which each have a value equal to one Barrick Common Share, are granted. RSU's vest and will be paid out on the third anniversary of the date of grant, with each RSU having a value equal to the then current market price of one Barrick Common Share. Similar to stock options, RSU's reflect a philosophy of aligning the interests of executives with those of the shareholders by tying executive compensation to share price performance. In addition, RSU's are intended to assist in the retention of qualified and experienced executives by rewarding those individuals making a long-term commitment to Barrick. It was recognized that the incentive and retention value of stock options may be limited in circumstances where, notwithstanding strong corporate and individual performance, the share price performance may be negatively impacted by external factors, such as a prolonged weakness in the gold price as has been experienced in recent years. Unlike stock options, RSU's continue to provide an incentive for executives to remain with Barrick during such periods, while continuing to tie compensation to share price performance, since the value of the RSU's increases or decreases with the share price.

RSU's are granted by the Compensation Committee in order to reward efforts during the year of grant and to provide additional incentive for continued efforts to promote the growth and success of Barrick's business. RSU's may be granted in conjunction with or in lieu of stock options. The first RSU's were granted in December 2001.

Chief Executive Officer

Under the leadership and direction of Randall Oliphant, President and Chief Executive Officer of Barrick, and as outlined under "Cash Bonuses" on page 10, during 2001 Barrick marked many achievements, including:

- completion of the merger with Homestake Mining Company;
- net income $245 million, before one-time merger related costs ($107 million, net of tax) and a charge ($42 million, net of tax) related to litigation;
- operating cash flows of $721 million;

- record production of 6.1 million ounces;
- increased proven and probable gold reserves to a total of 82.3 million ounces, after production;
- achieved a premium to the spot price of gold for the 14th year in a row, with its Premium Gold Sales Program generating an additional $289 million of revenue;
- identified annual synergies of approximately $60 million in the merger with Homestake, as well as opportunities for production and cost savings at the combined company's operating properties; and
- completed construction of the Bulyanhulu Mine, which is expected to be a major contributor for many years, on schedule and on budget.

Mr. Oliphant's salary in 2001 was increased to $655,738 from $547,945 in 2000, as part of the process of bringing the compensation of Barrick's senior executives closer to the median of the comparator group identified as part of the review of Barrick's executive compensation practices undertaken at the end of 2000. As indicated under "Cash Bonuses", bonuses in general reflected lower earnings for Barrick on a stand alone basis as compared to 2000 earnings. Accordingly, although it was recognized that Mr. Oliphant had made a significant contribution to Barrick's 2001 achievements, his bonus of $708,197 was lower than the bonus he received in 2000. Mr. Oliphant was also awarded 110,000 RSU's in 2001.

The foregoing report is submitted by the Compensation Committee of the Board of Directors:

Angus A. MacNaughton (Chairman)
Peter A. Crossgrove
Joseph L. Rotman

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The table set out below details compensation information for the three financial years ended December 31, 2001 for the Chief Executive Officer and the four other most highly compensated executive officers of Barrick (collectively referred to as the "Named Executive Officers"), measured by base salary and cash bonus during the financial year ended December 31, 2001.

Summary Compensation Table[1]

		Annual Compensation			Long-Term Compensation		
Name and Principal Position	*Year*	*Salary*	*Bonus*	*Other Annual Compensation*[2]	*Securities under Options Granted*	*Restricted Share Units*[3]	*All Other Compensation*[4]
Peter Munk	2001	$577,377	$442,623	$ Nil	Nil	$ Nil	$ Nil
Chairman	2000	513,699	513,699	Nil	500,000	Nil	Nil
	1999	517,241	344,828	Nil	Nil	Nil	Nil
Randall Oliphant	2001	655,738	708,197	Nil	Nil	1,682,107	226,672
President and Chief Executive	2000	547,945	821,918	Nil	500,000	Nil	208,053
Officer	1999	440,086	482,759	Nil	200,000	Nil	2,592
John K. Carrington	2001	475,410	265,574	68,197	Nil	933,972	2,868
Vice-Chairman and	2000	479,452	308,219	71,233	100,000	Nil	2,574
Chief Operating Officer	1999	450,431	275,862	71,724	Nil	Nil	2,592
Patrick J. Garver	2001	295,082	262,295	35,847	Nil	611,675	91,896
Executive Vice-President and	2000	273,973	239,726	38,812	50,000	Nil	79,629
General Counsel	1999	265,517	220,689	40,759	100,000	Nil	2,592
Jamie C. Sokalsky	2001	270,492	262,295	Nil	Nil	611,675	88,346
Senior Vice-President and	2000	198,630	205,479	Nil	200,000	Nil	63,190
Chief Financial Officer	1999	189,655	155,172	Nil	30,000	Nil	2,592

(1) Compensation, which is paid in Canadian dollars, is reported in United States dollars. The rates of exchange used to convert Canadian dollars to United States dollars are: 1999 — 1.45, 2000 — 1.46, 2001 — 1.525, except with respect to restricted share units, in which case the Bank of Canada noon rate on the applicable day was used.

(2) Perquisites and other personal benefits do not exceed the lesser of Cdn$50,000 and 10% of the total annual salary and bonus for Named Executive Officers, other than for Mr. Carrington and Mr. Garver for whom the relevant amounts are indicated. The figures for Mr. Carrington represent payments made in consideration of pension entitlements forfeited with a previous employer. The figures for Mr. Garver represent imputed interest benefits in connection with a housing loan.

(3) Amounts shown represent restricted share units ("RSU's"), valued as of the grant date. As at December 31, 2001, the aggregate number and value of RSU's held by to the named Executive Officers were as follows: R. Oliphant — $1,757,817, consisting of 110,000 RSU's; J.K. Carrington — $1,038,710, consisting of 65,000 RSU's; P.J. Garver — $639,206, consisting of 40,000 RSU's; J.C. Sokalsky — $639,206, consisting of 40,000 RSU's. RSU's vest and become payable on the third anniversary of the date of grant.

(4) Amounts for 2000 and 2001 include amounts accrued pursuant to Officer Retirement Plan. See "Other Compensation Arrangements" on page 14.

OPTIONS OF NAMED EXECUTIVE OFFICERS

During 2001, no options were granted to any of the Named Executive Officers. The table below details the options exercised by the Named Executive Officers during the financial year ended December 31, 2001 and the year-end option values.

Aggregate Option Exercises During Financial Year Ended December 31, 2001
and Year-End Option Values

Name	Common Shares Acquired on Exercise	Aggregate Value Realized	Unexercised Options at December 31, 2001		Value of Unexercised In-the-Money Options at December 31, 2001[1]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Peter Munk	—	—	1,187,500	562,500	$141,278	$423,835
Randall Oliphant	—	—	600,000	500,000	499,184	423,835
John K. Carrington	—	—	705,000	75,000	430,899	84,767
Patrick J. Garver	25,000	$78,055	303,750	112,500	222,160	42,384
Jamie C. Sokalsky	—	—	222,500	225,000	123,619	169,534

(1) Options vest and become exercisable as to 25% on each of the first, second, third and fourth anniversaries of the date of grant. Options are granted at an exercise price denominated in Canadian dollars. The rate of exchange used to convert to United States dollars is the Bank of Canada noon rate on the applicable day.

COMPENSATION FOR EXECUTIVE OFFICERS AND DIRECTORS

During 2001, Barrick had eight executive officers. The cash compensation for services in all capacities to Barrick and its subsidiaries during the financial year ended December 31, 2001 for the eight executive officers as a group was $5,395,082.

During 2001, non-management members of the Board of Directors received an annual fee of $25,000, payable semi-annually, and $1,000 for each meeting of the Board of Directors or Board Committee in which such member participated. Mr. Jack E. Thompson, who was appointed as a director of Barrick upon the completion of the merger with Homestake, and who is being proposed for election at the Meeting, has received certain payments and benefits as a result of the merger, relating to, among other things, the termination of his role as Chairman and Chief Executive Officer of Homestake. Pursuant to a non-disclosure and release agreement and a change of control agreement, Mr. Thompson became entitled to cash payments totaling approximately $6.4 million, a pension enhancement of approximately $378,000, continuation of certain benefits, including life insurance, and immediate vesting of stock options and share rights issued by Homestake. The Right Honourable Brian Mulroney is a director of Barrick and, as Chairman of its International Advisory Board, receives a salary. Mr. Mulroney is also a partner of Ogilvy Renault, Montreal, Quebec, which from time to time provides legal services to Barrick.

During 2001, no options were awarded to directors or executive officers. No directors exercised options during 2001. At March 15, 2002, the directors and executive officers of the Company as a group held options to purchase a total of 6,257,627 Barrick Common Shares.

OTHER COMPENSATION ARRANGEMENTS

Prior to 2000, none of the Named Executive Officers, executive officers or other officers of Barrick was covered by a pension plan. During 2000, Barrick put in place a retirement plan for officers (the "Officer Retirement Plan"). The Officer Retirement Plan covers all officers except Mr. Peter Munk, the Chairman, Mr. Angus MacNaughton, non-executive Vice-Chairman, Mr. Jack E. Thompson, Vice-Chairman, and Mr. John K. Carrington, Vice-Chairman and Chief Operating Officer. Pursuant to the Officer Retirement Plan, 15% of the officer's salary and bonus for the year is accrued and accumulated with interest until retirement. No benefits are payable if the officer is terminated for just cause. Barrick also implemented a retirement arrangement for

Mr. John K. Carrington, Vice-Chairman and Chief Operating Officer. Under such arrangement, when Mr. Carrington retires, he will be entitled to a lump sum payment of three times his salary as at January 1, 2000 or any higher salary that he may subsequently receive. No payment is required if Mr. Carrington's employment is terminated for just cause.

Barrick has entered into employment agreements with each of the Named Executive Officers, except Mr. Peter Munk, in order to induce them to remain employed by the Company in the event of a change of control (as defined in the agreements). In the event of a change in control, Barrick has agreed with each of such Named Executive Officers to, among other things, continue their employment and, if their employment is terminated at any time within three years following the change in control (other than for cause, disability, retirement or death) or if the Named Executive Officer terminates his employment for good reason (as defined in the agreements) at any time within three years following the change in control, such individual will be entitled to receive, among other things, two times his annual salary and bonus. In addition, all of the Named Executive Officer's unexercised stock options will immediately vest and become exercisable and will remain exercisable for the lesser of three years or their remaining term to expiry.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

During 2001, one executive officer had a loan outstanding from the Company. Patrick J. Garver, Executive Vice-President and General Counsel, Toronto, Ontario, received a loan from the Company to purchase his residence. The largest amount outstanding during 2001 was $624,875. As at March 15, 2002, $469,794 was outstanding. The loan to Mr. Garver is secured against the residence, is non-interest bearing and denominated in Canadian dollars. The rate of exchange used to convert to United States dollars is the Bank of Canada noon rate on January 2, 2001 and March 15, 2002, respectively.

As at March 1, 2002, the aggregate amount of indebtedness owed to the Company by all present and former directors, officers and employees of Barrick and its subsidiaries, excluding routine indebtedness, was approximately $4.9 million.

PERFORMANCE GRAPH

The following chart compares the total cumulative shareholder return for Cdn$100 invested in Barrick Common Shares on December 31, 1996 with the cumulative total return of The Toronto Stock Exchange Gold and Precious Minerals Index and The Toronto Stock Exchange 300 Index for the five most recently completed financial years (assuming reinvestment of dividends).

The total cumulative shareholder return for Cdn$100 invested in Barrick was Cdn$68.52 as compared with Cdn$47.08 for the TSE Gold and Precious Minerals Index and Cdn$139.62 for the TSE 300 Index.


CUMULATIVE VALUE OF
CDN $100 INVESTMENT
200
150
100
50
0
TSE 300
CDN $139.62
BARRICK
CDN $68.52
TSE Gold
& Prec. Min.
CDN $47.08
Dec. 31 1996
Dec. 31 1997
Dec. 31 1998
Dec. 31 1999
Dec. 31 2000
Dec. 31 2001

DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION

During 2001, Barrick purchased insurance for the benefit of directors and officers of Barrick and its subsidiaries against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the *Business Corporations Act* (Ontario). The premium for such insurance was $279,870. The policy provided coverage to each director and officer of $125 million in the policy year.

In accordance with the provisions of the *Business Corporations Act* (Ontario), Barrick by-laws provide that Barrick will indemnify a director or officer, a former director or officer, or a person who acts or acted at the Company's request as a director or officer of a company of which Barrick is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including amounts paid to settle an action or to satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which he or she was made a party by reason of being or having been a director or officer of Barrick or such other company if he or she acted honestly and in good faith with a view to the best interests of the Company or, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he or she had reasonable grounds to believe that his or her conduct was lawful. If Barrick becomes liable under the terms of its by-laws, the insurance coverage will extend to its liability; however, each claim will be subject to a deductible of $250,000.

APPOINTMENT OF AUDITORS

Unless otherwise instructed, the persons named in the enclosed proxy form intend to vote such proxy in favour of the re-appointment of PricewaterhouseCoopers LLP as auditors of Barrick to hold office until the next annual meeting of shareholders and the authorization of the Board of Directors to fix their remuneration. PricewaterhouseCoopers LLP have been auditors of the Company since July 14, 1984.

The Board of Directors recommends that shareholders vote in favour of the appointment of PricewaterhouseCoopers LLP and the authorization of the Board of Directors to fix their remuneration.

AVAILABILITY OF DISCLOSURE DOCUMENTS

Barrick will provide to any person or company, upon request to its Secretary, a copy of:

(i) its latest Annual Information Form, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference;

(ii) its comparative financial statements for the year ended December 31, 2001, together with the report of its auditors thereon, and any interim financial statements filed subsequently; and

(iii) its Management Information Circular and Proxy Statement for its last Annual Meeting of Shareholders.

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board of Directors.

Toronto, Ontario, March 21, 2002.

By Order of the Board of Directors

Sybil E. Veenman (signed)
Associate General Counsel and
Secretary